082-01711




LINDEMANS

CASCADE


PURE BLONDE

WOLF BLASS

VB

BERINGER

CARLTON DRAUGHT

Penfolds

Crown

TRANSFORMING FOSTER'S

2009 ANNUAL REPORT


FOSTER'S
GROUP

OUR FOOTPRINT



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Key Data*

Employees	6,612
Australia, Asia & Pacific	5,021
Americas	1,356
Europe, Middle East & Africa	235
Brands	**120**
Wine	62
Beer	28
Spirits / Pre-mix	19
Non-alcohol	8
Cider	3
Wineries	**22**
Australia, Asia & Pacific	14
Americas	7
Europe, Middle East & Africa	1
Breweries	**5**
Australia, Asia & Pacific	5
Other facilities	**6**
Packaging / Bottling Centres	3
Distilleries	2
Cideries	1
Vineyard Holdings (ha)	**15,114**
Australia, Asia & Pacific	11,624
Americas	3,375
Europe, Middle East & Africa	115

Wineries and Breweries

Americas

- **Central Coast** 1 (Meridian)
- **Napa Valley** 2 (Beringer, Etude, Napa Bottling Centre, St. Clement, Stags' Leap)
- **San Francisco** 3 (Cellar 360)
- **Sonoma** 4 (Asti / Souverain, Chateau St Jean)

Fiji

- **Lautoka** 5 (South Pacific Distillery)

Italy

- **Tuscany** 6 (Castello di Gabbiano)

New Zealand

- **Auckland** 7 (Matua Valley)

Samoa

- **Apia** 8 (Samoa Brewery)

Australia

New South Wales

- **Hunter Valley** 9 (Rosemount Estate Cellar Door)

Queensland

- **Yatala Brewery** 10

South Australia

- **Adelaide Hills** 11 (Penfolds Magill Estate)
- **Barossa Valley** (Penfolds, Saltram Estate, Wolf Blass, Wolf Blass Packaging Centre)
- **Clare Valley** (Annie's Lane)
- **Coonawarra** (Wynns Coonawarra Estate)
- **McLaren Vale** (Rosemount Estate)

Tasmania

- **Cascade Brewery** 12

Victoria

- **Abbotsford Brewery** 13
- **The Garage Brewery**
- **Glenrowan** (Baileys of Glenrowan)
- **Grampians** (Seppelt Great Western)
- **Mornington Peninsular** (T'Gallant)
- **Murray Darling** (Lindemans Karadoc)
- **Yarra Valley** (Coldstream Hills, St Hubert's Cellar Door)

Western Australia

- **Margaret River** 14 (Devils Lair)

Regional Head Offices

- **Melbourne** 13 (Global Headquarters)
- **Napa** 2 (US corporate office)
- **Twickenham** 15 (UK corporate office)

* Numbers as at 30 June 2009

Unless otherwise stated, 2009 and prior years refer to the period end 30 June 2009 and all dollars are Australian dollars



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FOSTER'S GROUP LIMITED ANNUAL REPORT
FOR THE YEAR ENDED 30 JUNE 2009

Foster's Group Limited ABN 49 007 620 886
www.fostersgroup.com

TABLE OF CONTENTS





Foster's Business Review 2009 is available from the Foster's website www.fostersgroup.com

Foster's Sustainability Report 2009 will be available from the Foster's website in October 2009. www.fostersgroup.com

With a new strategy, company structure, leadership team and culture, we are committed to transforming Foster's.

As promised in announcing the Wine review, significant transformation is underway at Foster's.

Following an exhaustive review of our wine business, we have set a strategic agenda for the whole company, to improve efficiency, build capability and drive our growth.

New leadership is in place across the Group. The creation of a dedicated Australian beer, cider and spirits business, renamed Carlton and United Breweries, and a stand-alone dedicated Australian and New Zealand wine business sets the platform for improved performance in our most important region.

The sales teams now have dedicated focus on their respective product category, and we are refining our 'route-to-market' strategies; a 25% increase in the Australian sales force materially improves the level of direct coverage of our customer base. In the Americas, we are reviewing our distributor relationships, and we have moved to a direct distribution model for our important Nordic markets.

These changes also provide the opportunity to redesign our administrative structure and eliminate complexity from the business. We are developing common, integrated information technology systems as a major enabler for greater efficiency, better performance monitoring, accountability and transparency. Efficiency benefits of $21 million were realised in the year and the Group remains on-target to deliver $100 million in annual cost savings in 2011.

We are also making solid progress on other key outcomes from our wine review including the sale of non-essential vineyards, brands and facilities in South Eastern Australia and the Californian Central Coast.

Most importantly, a new culture is being fostered as we draw upon the best of our heritage to drive a new momentum across the business. That culture is based upon desired behaviours encapsulated in the threeAs – Accountable, Adaptable and Aggressive. The threeAs set a clear example of how each employee can help deliver the high performance expected of Foster's.

Delivering results

At the close of 2009, Foster's is a strong company, with a solid balance sheet, conservative gearing and ready access to funds.

On revenues of $4.5 billion, operating cash flows before interest and tax rose almost 13 per cent to $1.4 billion with net profit before significant items and the agricultural charge of SGARA up 4% to $741.5 million. On a similar basis, earnings per share were up 4.6% to 38.5 cents.

The reported net profit of $438 million was after restructuring costs and write downs of vineyard, brands and inventory of $397.6 million. Directors declared a final dividend of 15.25 cents per share for a total annual dividend of 27.25 cents.

Foster's Australia, Asia and Pacific beer, cider and spirits business contributed the greatest share of earnings, with sales revenues up 2.5% and net earnings increasing 2.9%.

Wine remains a profitable business generating solid cash flows. The category shows good growth characteristics and Foster's is an international leader in premium wine. Returns in the period, however, were impacted by challenging economic conditions and a collapse in consumer confidence in our key international markets. A shift away from on-premise consumption and luxury wines and higher costs of sales, reduced overall wine earnings by 7.3% to $363.9 million. Global wine sales volumes declined just over 5% mostly impacted by reductions in customer inventories in the Americas and Europe, and the final withdrawal from the cask wine sector in Australia.

Strong Brands

While much is changing at Foster's, our commitment to lead innovation, invest in our brands and maintain the highest quality standards remains steadfast. Our brand measures show significant consumer support and innovation is driving growth.

In Australia, Foster's sells seven of the top ten best selling beers. We boast three of the five fastest growing brands and three of the five largest new product releases by value in the past year. Our Carlton brand, established in 1864, has grown to be Australia's second largest selling brand, only marginally behind Australia's favourite, our own VB.

We continue to expand our portfolio through recent innovations. In just five years since launch, Pure Blonde has grown to be an established mainstream Australian beer brand. Other successes like Carlton Dry Fusion Lemon and Lime, Carlton Natural Blonde, Pure Blonde Naked, Cascade Green, and a line of Matilda Bay innovations including the very successful Fat Yak, demonstrate our commitment to expanding our presence in growth segments.

Innovation is also key to driving sales growth in wine and building core brand equity. A focused innovation program for brands such as Yellowglen, Wolf Bass and Beringer is driving consumer interest. Rosemount O, Lindemans Early Harvest and Wolf Blass Veraé demonstrate our ability to create new wine styles. A new range, "Maison de Grand Esprit", has been created in partnership with leading French winegrowers, and allows Foster's to bring some classic "old world" varietals to the Australian on-premise market.

Looking forward

Our aim on behalf of shareholders, our people and the communities in which we live and work, is to deliver consistent growth in total shareholder returns while successfully managing our social and environmental responsibilities. We plan to continue the transformation begun this year, to become more efficient, more competitive and to deliver profitable growth.

Foster's business strength, change momentum and strong brand health positions this great company to capture business opportunities and drive growth in 2010 and beyond.

David A Crawford
Chairperson

Ian D Johnston
Chief Executive Officer



David A Crawford



Ian D Johnston

Most importantly, a new culture is emerging as we draw upon the best of our heritage to forge a new momentum across the business.

EXECUTIVE MANAGEMENT

Ian Johnston

Chief Executive Officer

Ian became Chief Executive Officer on 26 September 2008. He has extensive experience in the international food and beverage industry with Unilever in Australia, Canada and Europe and Cadbury Schweppes in Australia and the UK. Prior to his retirement in 2000 he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London. Since leaving Cadbury Schweppes Mr Johnston has advised a broad group of private companies and was briefly a non-executive Director of Coles Group Limited in 2001. Mr Johnston is a Director of Goodman Fielder Limited. He has been a Director of Foster's Group Limited since September 2007.

Stephen Brauer

Managing Director Americas

Stephen became Managing Director, Foster's Americas on 13 April 2009. He has had over 20 years experience with global wine and spirits companies including Beam Global Spirits, Peak Wines and Seagram. Stephen started his career in consumer products in 1985 as a brand manager with Del Monte and Speciality Brands and served as a research analyst for Strategic Planning Associates. Stephen joined Foster's from Pernod Ricard USA where he served as General Manager for the US Wine and Champagne business and was a member of the Pernod Ricard USA Executive Committee.

Michael Brooks

Chief Supply Officer

Michael became Chief Supply Officer in August 2006. He was previously Director Commercial Services and Capability for Foster's. Michael began his career at Foster's in 1975, and has managed both the Kent and Abbotsford breweries and national operations and logistics for Carlton & United Beverages. Most recently, Michael has overseen the integration of Southcorp following Foster's acquisition of the group in May 2005.

Paul Conroy

Acting Chief Legal Officer & Company Secretary

Paul was appointed the Acting Company Secretary on 3 July 2009. He has practised as a solicitor for law firms in Australia, Asia and the United Kingdom and has previously acted in senior management roles for Southcorp Limited in Australia and the United States.

David Dearie

Managing Director, Australian and New Zealand Wine

David became Managing Director of Australian and New Zealand Wine on 21 July 2009. He has extensive experience in alcohol beverages, most recently as Managing Director, Western Europe and Africa for Brown-Forman. David started his career with Whitbread and Co in various business development and sales roles before joining Inchape in sales and marketing roles rising to Regional Director South East Asia.

Peter Jackson

Managing Director Europe, Middle East and Africa

Peter became Managing Director, Europe, Middle East and Africa in August 2006. He was previously Managing Director, FGL Wine Estates, EMEA and Vice President European Sales for Southcorp Wines. He joined Foster's as Commercial Director – Continental for Foster's Wine Estates in 2005. Peter has 20 years experience in marketing and general management roles with Anheuser-Busch and Bass.

Andrew Leyden

Chief Information Officer

Andrew became Chief Information Officer in April 2009. Since joining Foster's in February 2002, Andrew has held a number of executive positions including General Manager Asia, Finance Director for Foster's Wine Estates and Global Director – Business Processes & Information Technology. Prior to joining Foster's, Andrew held senior positions in finance and general management with Reckitt Benckiser in Asia, Eastern Europe and the UK and in retail in the UK with Somerfield and WH Smith.

Angus McKay

Chief Financial Officer

Angus was appointed Chief Financial Officer in January 2008, after holding the positions of Vice President, Corporate; Finance Director, Carlton and United Beverages Ltd; and Director, Finance Australia, Asia and Pacific since joining Foster's in 2004. Angus has over 20 years of Australian and international experience in senior finance roles at Fonterra, Diageo and IBM Australia.

Sue Smith

Chief Human Resources Officer

Sue became Chief Human Resources Officer in May 2008. Since joining Foster's in 2004 Sue has held senior human resource and people management roles, most recently as Director, Human Resources for Foster's Australia, Asia & Pacific (FAAP) operating business. Prior to joining Foster's, Sue held senior human resource management roles at GE Consumer Finance Australia and New Zealand (now GE Money) and Colonial Services Pty Ltd.

Alex Stevens

Managing Director Carlton & United Breweries

Alex was appointed Managing Director of the newly created Australian Beer, Cider and Spirits business – Carlton & United Breweries – in February 2009. He joined Foster's from PepsiCo Inc., where he spent 12 years in both Australia and the US, most recently as CEO of PepsiCo Australia, New Zealand and the Pacific Islands. Before joining PepsiCo Australia, Alex was an Executive within the Corporate Finance Division and an equity research analyst in the Food, Alcohol and Tobacco sector of Ord Minnett (now JP Morgan) and for a number of years was a quantitative equity analyst at Dominguez Barry Samuel Montague (now UBS).

Donna Watt

Transformation Director

Donna became Transformation Director in April 2009. She has over 16 years experience with KPMG leading large scale transformation programs including mergers, acquisitions and divestments for several global and national companies including BHPBilliton, AGL, AMCOR and Bluescope Steel.

CORPORATE GOVERNANCE STATEMENT

Foster's supports the Australian Securities Exchange's (ASX) Corporate Governance Council's Corporate Governance Principles and Recommendations (ASX guidelines). We are committed to delivering best practice in corporate governance and transparency in reporting. During the reporting period, Foster's has been compliant with all ASX guidelines.

The charters, codes and policies in respect of Foster's corporate governance practices referred to in this Statement are available on the corporate governance section of the Foster's website – www.fostersgroup.com

Principle 1: Lay solid foundations for management and oversight

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board Charter sets out the following objectives of the Board:

- To provide strategic guidance for the Company and effective oversight of management;
- To optimise Company performance and shareholder value within a framework of appropriate risk assessment and management; and
- To recognise the Company's legal and other obligations to all legitimate stakeholders.

The Board Charter specifies the Board's responsibilities towards the achievement of these objectives as being:

- Oversight of the Company, including its controls and accountability systems;
- Appointing and removing the Chief Executive Officer and approving his/her terms of engagement and termination benefits;
- Ratifying the appointment and removal of members of the Foster's Leadership Team, approving their terms of engagement and termination benefits, and monitoring their performance;
- Providing input into, and final approval of, management's development of corporate strategy and performance objectives, and monitoring performance against those plans;
- Reviewing, ratifying and monitoring systems of risk management and internal control, codes of conduct and legal compliance;
- Protecting the Company's financial position and its ability to meet its debts and other obligations as they fall due; and
- Ensuring that the Company's accounts comply with relevant accounting standards and present a true and fair view.

The Board has delegated responsibility for operating and administering the Group to the Chief Executive Officer, who is accountable to the Board for the performance of these duties.

The Board Charter requires an independent non-executive Director to hold the position of Chairperson of the Board.

Principle 2: Structure the Board to add value

The Foster's Constitution specifies the number of Directors may be not less than the number required by the Corporations Act (currently three), nor more than fifteen (or such number within this range as the Board may determine from time to time). The Board has determined that for the time being the maximum number of Directors is six.

Directors

The members of the Foster's Board as at the date of this report are:

David A Crawford, AO
(since August 2001)

M Lyndsey Cattermole, AM
(since October 1999)

Paul A Clinton (since March 2008)

Ian D Johnston (since September 2007)

Max G Ould (since February 2004)

Michael J Ullmer (since July 2008)

Details of the respective Directors' qualifications, directorships of other listed companies, including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities are provided in the Directors' Report – refer page 12 of this Annual Report.

Directors' independence

As required under the Board Charter and ASX guidelines, the Board comprises a majority of independent non-executive Directors.

The Charter states that Foster's will regard a non-executive Director as independent if he or she is not a member of management and is free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the independent exercise of their judgement.

When determining the independent status of a non-executive Director, the Board will take into account whether he or she:

- Is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- Is employed, or has previously been employed in an executive capacity by the Group, and there has not been a period of at least 3 years between ceasing such employment and serving on the Board;
- Has within the last three years been:
  - principal of a material professional adviser to the Group;
  - a material consultant to the Group; or
  - an employee materially associated with the service provided by such adviser or consultant to the Group;
- Is a material supplier or customer of the Group, or an officer of, or otherwise associated directly or indirectly with, a material supplier or customer; or
- Has a material contractual relationship with the Group other than as a Director of the Company.

The Board has determined materiality thresholds for assessing the independence of Directors. Under those thresholds:

- A person will be regarded as a substantial shareholder if they hold more than five per cent of the Company's voting shares;
- An adviser will be a material professional adviser or consultant where the billings to the Company are more than five per cent of the adviser's or consultant's total revenues;
- A supplier to the Company will be a material supplier where the Company accounts for more than five per cent of the supplier's revenues; and
- A customer of the Company will be a material customer where the customer accounts for more than five per cent of the Company's revenues, or the Company accounts for more than five per cent of the customer's costs.

Whether or not a material contractual relationship exists will be determined, on a case-by-case basis, consistent with these thresholds.

Applying these criteria the Board has determined that save for Mr Johnston (who is an executive Director), all other Directors are independent.

Board Committees

The Board carries out a number of its duties and responsibilities through specific Board Committees:

- Audit Committee
- Risk and Compliance Committee
- Human Resources Committee
- Succession Committee

The Charter of each Board Committee sets out the respective duties and responsibilities of that particular Committee.

Each Committee is entitled to the resources and information it requires, including direct access to employees and advisers.

All Foster's Directors receive copies of all Board Committee papers and may attend meetings of all Board Committees whether or not they are members.

Details of individual Director's memberships of Board Committees are provided in the biographies included in the Directors' Report – refer page 12 of this Annual Report.

Directors' attendance at Board and Board Committee meetings

The number of Board and Board Committee meetings held in the period each Director held office during the financial year, and the number of those meetings attended by each Director, are provided in the Directors' Report – refer to page 13 of this Annual Report.

The Board's performance is enhanced by providing non-executive Directors with regular briefings on the Group's operations, together with site visits and presentations by external parties in a range of fields.

The non-executive Directors meet without the presence of management during the course of regular Board meetings and on at least three occasions during the year outside of the regular Board meetings.

Independent advice

The Board, an individual Director or a Committee, may engage an independent external adviser in relation to any Board matter, at the expense of the Company. Before the external advice is sought, consent needs to be obtained. In the case of:

- The Board – from the Chairperson;
- An individual Director – from the Chairperson or the relevant Committee Chairperson, as the case may be;
- A Committee – from the Committee Chairperson;
- The Chairperson – from another Director.

The Chairperson or a Committee Chairperson, as applicable, may determine that any external advice received by an individual Director be circulated to the remainder of the Board.

Succession Committee

The Succession Committee consists entirely of independent non-executive Directors. One of the Committee's members is required to be the Board Chairperson, who, under the Succession Committee Charter, is the Chairperson of the Committee. The Committee meets as required and at least twice per year – see page 13 for details. The Chief Executive Officer is invited to attend meetings as required.

The Committee's role is to review and make recommendations to the Board on the composition, size and commitment of the Board. Its duties include:

- Assessing the necessary and desirable competencies of Board members;
- Evaluating the range of skills, experience and expertise on the Board prior to making any recommendation for an appointment;
- Identifying individuals qualified to become Board members following an assessment of their skills, experience, expertise and likely level of commitment, and recommending them to the Board;
- Developing and implementing succession plans and plans for enhancing Director competencies; and
- Reviewing the performance of the Board, Board Committees, individual Directors and the Chief Executive Officer.

Annually, the Board conducts a formal review of its effectiveness and the effectiveness of the Board Committees and individual Directors. The views of individual Directors and the views of the Foster's Leadership Team are canvassed.

Following each review:

- The performance of individual Directors is discussed by the Chairperson with each Director (and in the case of the Chairperson, by a Director chosen by the Board for the purpose); and
- The performance of the Board and Board Committees is discussed by the Board at its next meeting after conclusion of the review.

At least every two years, the Board engages external consultants to conduct a comprehensive review of the effectiveness of the Board, its Committees and individual Directors. This review is conducted against the terms of the Board Charter or relevant Committee Charter (as the case may be), and includes surveys of each Director, the Foster's Leadership Team and relevant external persons. The external review was conducted prior to 30 June 2009.

In relation to the performance of the Chief Executive Officer, this is measured against agreed annual key performance objectives consistent with the Company's Individual Performance Management program.

The evaluation of senior executives' performance is addressed as part of the processes described in the Remuneration Report.

Principle 3: Promote ethical and responsible decision-making

Code of Conduct

Foster's recognises that its reputation is one of its most valuable assets, and is founded largely on the ethical behaviour of the people who represent the Group.

The Board has approved a Code of Conduct that sets out the principles for ethical behaviour by all Group personnel. This ethical framework provides the foundation for maintaining and enhancing Foster's reputation.

Foster's Code of Conduct therefore commits its Directors, employees, contractors and consultants to not only comply with the law, but to conduct business in accordance with the highest ethical conduct so that, as a global supplier of premium alcoholic and non-alcoholic beverages, we:

- Demonstrate our corporate responsibility by among other things encouraging the responsible consumption of our products;
- Conduct business with integrity, honesty and fairness;
- Value and respect diversity in a workplace in which no-one is discriminated against on the basis of gender, age, race, religion, sexual orientation or marital status; and
- Exercise high ethical conduct in observing the spirit and letter of our legal obligations.

Any breach of the Code of Conduct is a serious matter that may give rise to disciplinary action, including dismissal and legal action.

The Code of Conduct is available on the Foster's website – **www.fostersgroup.com**

Whistleblower Policy

In accordance with Foster's Whistleblower Policy, employees aware of any matter or behaviour that may contravene the Code of Conduct, Foster's policies or the law are encouraged to:

- Take the matter up with their immediate supervisor or manager;
- Report the matter to their Human Resources Manager, a more senior manager or the Company Secretary; or
- In instances where an employee wishes to remain anonymous, call the confidential external Whistleblower Service Provider where concerns can be raised privately.

The Whistleblower Policy provides that all reports will be thoroughly investigated, and that, where applicable, feedback on the outcome of the investigation will be provided to the person making the report. Any person who makes a report will not be discriminated against or disadvantaged in their employment with the Group simply for making a report.

The Whistleblower Policy is available on the Foster's website – **www.fostersgroup.com**

Business dealings with the Company and conflicts of interest

The Company has procedures in place for the reporting of any matter which may give rise to a conflict between the interests of a Director and those of the Company.

Employees are required annually to disclose arrangements where a potential conflict may arise. A register of interests so declared is maintained by the Company Secretary. When a potential conflict of interest arises, employees must advise the Company Secretary and their immediate supervisor. A decision is then made as to whether the reported activities may continue.

Where the Board is considering a matter in which a Director has a material personal interest, that Director may not be present during Board or Board Committee discussions nor vote on the matter unless permitted under specific circumstances in accordance with the Corporations Act.

Political donations

Foster's also has in place a policy prohibiting donations, whether in cash or kind, to any political party or organisation, politician or candidate for public office in any country in which it operates.

External directorships

Key executives are permitted to hold one non-executive directorship of an external public company, depending on the particular circumstances, but only on the recommendation of the Chief Executive Officer for approval by the Board. The Chief Executive Officer is permitted to hold one non-executive directorship of an external public company with the approval of the Board. Such a public company must not be a competitor, supplier or customer of the Group, nor can the directorship create an actual or potential conflict of interest with the Group's business activities.

Share Trading Policy

Foster's has a policy applying to all Directors, the Foster's Leadership Team and other employees that prohibits insider trading in accordance with the Corporations Act and prescribes certain requirements for dealing in Company Shares (including in certain circumstances, restrictions on dealing in Company Shares by a direct family member).

Under the policy:

- Unless they have the prior approval of the Company Secretary, employees, other than Directors and members of the Foster's Leadership Team, must not deal in Company Shares, except during the following Trading Windows:
  - in the period beginning two calendar days after lodgement of the Company's half year and annual profit announcements with the ASX and concluding one month after that lodgement;
  - in the period from lodgement of the Company's printed Annual Report with the ASX to one month after the holding of the Company's Annual General Meeting; and
  - during the period when Company Shares can be acquired under a prospectus issued by the Company.
- Before any Director or member of the Foster's Leadership Team deals in any Company Shares at any time, including during Trading Windows, they must discuss the proposed dealing with (and obtain approval from):
  - the Chairperson, in the case of Directors and the Foster's Leadership Team; or
  - in the case of the Chairperson, a Director chosen by the Board for that purpose.
- Dealings for short-term gain and the use of forward contracts by any Director, member of the Foster's Leadership Team or other employees are prohibited at any time unless prior approval is obtained from the Chairperson.
- Employees (including members of the Foster's Leadership Team) are prohibited from entering into any arrangement (including options or derivative products) that may alter the economic benefit they may derive with respect to their participation in any unvested equity-based incentive award or grant.
- No Director or member of the Foster's Leadership Team may enter into a margin loan or similar funding arrangement to acquire any Company Shares.

The Share Trading Policy is available on the Foster's website – **www.fostersgroup.com**

Corporate sustainability

Foster's adopts an integrated approach to corporate sustainability. The Group is committed to continuously improving its business practices to maximise positive and minimise negative social, environmental and economic impacts. This enhances employee engagement and retention, supports corporate reputation, manages risk and protects the social licence to operate.

The Group's annual Sustainability Report is available at **www.fostersgroup.com**. The Report provides details of the sustainability work undertaken at Foster's, with an emphasis on outcomes and impact.

Principle 4: Safeguard integrity in financial reporting

Chief Executive Officer and Chief Financial Officer declaration

The Chief Executive Officer and Chief Financial Officer have provided a written declaration to the Board that the Company's financial records have been properly maintained, and that the Company's financial statements and notes give a true and fair view and comply with the accounting standards. In addition, to meet the requirements of Principle 7, this declaration also confirms that it is founded on a sound system of risk management and internal control which is operating effectively in all material respects in relation to financial reporting risks.

Audit Committee

The Audit Committee consists entirely of independent non-executive Directors, including Michael J Ullmer, who has comprehensive financial experience. One of the Committee's members is also the Chairperson of the Risk and Compliance Committee. The Committee meets as required, normally at least four times per year – see page 13 for details. The Chairperson of the Board is not permitted to Chair this Committee.

The Committee's role is to assist the Board to independently verify and safeguard the integrity of the Company's financial reporting, and review and evaluate all material capital management, financing and treasury risk management proposals. The Committee's primary responsibilities are to:

- Assess whether the Company's external reporting is legally compliant, consistent with Committee members' information and knowledge, and suitable for shareholder needs;
- Assess the management processes supporting external reporting;
- Liaise with the external auditors and ensure that the annual statutory audit and half-year review are conducted in an effective manner;
- Make recommendations for the appointment or removal of the external and the internal auditors;
- On an annual basis, assess the performance and independence of the external and internal auditors; and
- Monitor the coordination of the internal and external audits.

The lead external audit partner is required to rotate off the audit after a maximum of five years. The internal audit function may not be performed by the external auditors.

The Audit Committee has unlimited access to both internal and external auditors, to senior management and other employees of Foster's. At each meeting the Committee has the opportunity to meet with the external and internal auditors without management present.

Principle 5: Make timely and balanced disclosure

Foster's complies with its disclosure obligations under the ASX Listing Rules and the Corporations Act, and has in place well developed procedures for dealing with compliance.

Foster's has a Disclosure Policy that sets out the procedures and requirements expected of all employees of the Company, including Directors, executive officers and senior executives relating to the Company's compliance with these obligations.

The Disclosure Policy is available on the Foster's website – **www.fostersgroup.com**

The Foster's website also contains recent ASX announcements, Annual Reports and financial report announcements, as well as relevant speeches and support material provided to the media and investment market.

Principle 6: Respect the rights of shareholders

Foster's Shareholder Communication Policy encourages and promotes effective communication with shareholders and effective participation at General Meetings. Foster's, on an ongoing basis, examines how best to take advantage of technology to enhance shareholder communications and how to use General Meetings to enhance two-way communication. Foster's maintains an up-to-date website to complement the official release of information to the market.

The Shareholder Communication Policy is available on the Foster's website – **www.fostersgroup.com**

The external auditor attends the Annual General Meeting and is available to answer shareholder questions about:

- The conduct of the audit;
- The preparation and content of the auditor's report;
- The accounting policies adopted by the Company in relation to the preparation of the financial statements; and
- The independence of the auditor in relation to the conduct of the audit.

Principle 7: Recognise and manage risk

Risk management processes

The Board has approved a Risk and Assurance Framework and supporting processes to oversee and manage risk.

Foster's Risk and Assurance Framework is founded on a clear risk management philosophy and accountabilities driven by governance and operation. The Framework describes Foster's risk and assurance systems and the supporting management disciplines in place to bring these systems to life. It explains the philosophy and structure required to recognise business improvement opportunities through the management of risk.

The Framework is action-oriented and requires people to focus on the right things, prepare effective action plans and to be held accountable for their actions.

The Framework acknowledges that all employees have a role in managing risk and in particular they are encouraged to report incidents, hazards and risks without fear. At Foster's the management of risk is not treated as a separate discrete function, but as an integrated ingredient in the way employees work.

A summary of the Risk and Assurance Framework is available on the Foster's website – **www.fostersgroup.com**

The processes to support the Framework are under ongoing review, and include:

- An enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business. The model is consistent with ASX guidelines for risk management and the standard on risk management AS/NZS4360. The system deals with risk at all levels, including strategic, operational, compliance and financial risks;
- A compliance program where Group executives are required to bring certain matters to the attention of Directors on a six monthly basis or sooner where appropriate. The program requires specific executives to sign-off that all non-compliance with legal and regulatory obligations in their area of responsibility have been reported. The program covers all actual or potential non-compliance with legal or regulatory requirements, including anti-discrimination and sexual harassment, employee and industrial relations, environment and occupational health and safety. The Group takes its regulatory obligations seriously and looks for initiatives to improve its standard of compliance on an ongoing basis;
- A crisis and incident management system that facilitates the reporting of all incidents to management and the escalation of potentially serious issues that may affect the Group's operations, brands or corporate reputation, to more senior levels of management and appropriate corporate personnel. The system is designed to ensure that potentially critical issues are reported quickly and shared with the right people to enable the Group to implement an effective and timely response;

- Regular reports by management to Directors, both oral and written, in addition to the compliance reporting program that covers the financial standing, operating results and business risks of the Group.
- A Control Self Assessment process whereby relevant staff assess the effectiveness of the controls in the processes and systems they are responsible for administering in a fashion that assists the provision of the annual declaration referred to on page 14 of this Annual Report;
- A clearly defined organisation structure with approved authority limits;
- Annual budgeting and monthly reporting systems for all business units, which enable progress against the strategy and annual plan to be monitored, trends to be evaluated and variances to be addressed;
- Procedures relating to capital expenditure, asset and liability management;
- Policies to manage the financial risks, including hedging foreign exchange exposures;
- Appropriate due diligence procedures for corporate acquisitions and disposals;
- Risk engineering program that is aimed at reducing the risk of damage to property and interruption to business activities; and
- Comprehensive Group-wide insurance program that includes a captive insurance company.

Risk and Compliance Committee

The Risk and Compliance Committee consists entirely of independent non-executive Directors.

One of its members is required to be the Chairperson of the Audit Committee. It meets as required, normally at least four times per year – see page 13 for details. The Chairperson of the Board is not permitted to Chair this Committee.

The Committee's role is to assist the Board to:

- Actively promote ethical and responsible decision-making;
- Ensure that the Company recognises legal and other obligations to all legitimate stakeholders;
- Establish a sound system of risk oversight and management and internal control; and
- Ensure that the Company's systems and processes are properly controlled and functioning effectively.

Internal audit

Internal audit monitors the internal control framework Group-wide. The Risk and Compliance Committee approves the annual internal audit plan with respect to operational aspects, reviews reports and agreed actions, and ensures that planned audit activities are aligned to business risks. The Audit Committee oversees the process with respect to financial aspects.

Principle 8: Remunerate fairly and responsibly

Human Resources Committee

The Human Resources Committee consists entirely of independent non-executive Directors and meets as required and at least three times per year – see page 13 for details.

This Committee's role is to assist the Board to independently ensure that the Company establishes appropriate Human Resources strategies and policies consistent with best practices and business requirements, and adopts and complies with remuneration policies that:

- Attract, retain and motivate high calibre executives and Directors so as to encourage enhanced performance of the Company;
- Are consistent with the human resource needs of the Company;
- Motivate management to pursue the long term growth and success of the Company within an appropriate control framework; and
- Demonstrate a clear relationship between executive performance and remuneration.

Remuneration Report

The Remuneration Report, which has been included in the Directors' Report, provides information on the Group's remuneration policies and payment details for Directors and senior executives.

DIRECTORS' REPORT

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2009.

Principal activities

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

Review of operations

The consolidated net profit of the Group, after income tax expense and minority interests, attributable to shareholders was $438.3 million, an increase of 292.3% on the previous corresponding period result of $111.7 million. Total consolidated Group net profit before minority interests was $442.7 million, an increase of 298.8% on the previous corresponding period of $111.0 million. Net profit attributable to minority interests was $4.4 million compared with $5.8 million in the previous corresponding period.

Continuing operations net profit after tax attributable to shareholders was $438.3 million, an increase of 316.6% on the previous corresponding period of $105.2 million. Tax expense on continuing operations was $156.2 million, an increase of 1.0% on the previous corresponding period of $154.7 million. Net interest expense was $146.6 million, an increase of 1.3% on the previous corresponding period of $144.7 million.

A net material loss after tax of $287.2 million was recognised in the current period continuing operations for the 2009 wine review impairment charges and business restructuring activity. In 2008 a net material loss after tax of $605.8 million recognised in continuing operations was attributable to wine business impairment charges and provisions.

There are no discontinued operations' results in 2009. In the prior year the discontinued operations' profit after tax was $6.5 million.

Continuing operations earnings before interest and tax was $745.5 million, an increase of 81.7% on the previous corresponding period of $410.4 million. Continuing operations earnings before interest, tax and material items (EBIT) was $1,143.1 million, an increase of 0.2% on the previous corresponding period of $1,140.8 million. The EBIT contribution from each operating division was as follows:

- Australia, Asia and Pacific EBIT was $940.2 million, a decrease of 1.0% on the previous corresponding period of $949.9 million.
- Americas EBIT was $166.2 million, an increase of 9.9% on the previous corresponding period of $151.2 million.
- Europe, Middle East and Africa EBIT was $61.1 million, a decrease of 30.0% on the previous corresponding period of $87.3 million.
- Corporate division costs before tax were $24.4 million, a decrease of 48.7% over the previous corresponding period of $47.6 million.

Material items

The current period material item net loss before tax of $397.6 million ($287.2 million after tax) comprised impairment charges on wine assets held for sale of $190.4 million before tax ($145.3 million after tax), other asset write-downs of $88.0 million ($59.3 million after tax) and provisions and other costs of $119.2 million before tax ($82.6 million after tax).

The previous corresponding period results included wine business impairment charges and provisions of $730.4 million ($605.8 million after tax) comprising asset impairment in the Australia, Asia and Pacific region of $292.7 million ($265.3 million after tax) and asset impairment and provisions in the Americas of $437.7 million ($340.5 million after tax).

Material changes to state of affairs

In February 2009 the Board announced a number of organisational and operational initiatives intending to improve performance of the wine and beer businesses. These initiatives include –

- Wine business to be retained and reshaped over time.
- Australian multi-beverage business to be separated into Wine and Beer.
- Global supply operations to be integrated with demand regions.
- New and experienced leadership team to be appointed.
- Extensive operational performance improvement program to be implemented.
- Australian tail brand portfolio to be rationalised.
- Non-core vineyards to be divested and winery network optimised.
- Over $100 million per annum in cost savings in 2011.

Shares

Movement in shares of the consolidated entity during the period were as follows:

Movement in Contributed Equity	Number of ordinary fully paid shares (million)	$m
Balance at 1 July 2008	1,921.5	3,493.3
Shares issued pursuant to the Foster's Long Term Incentive Plan	0.9	2.5
Dividend reinvestment plan	5.4	28.3
Shares purchased by Foster's controlled entity pursuant to the Foster's Restricted Share Plan	-	(2.4)
Balance at 30 June 2009	**1,927.8**	**3,521.7**

Under the terms of the Long Term Incentive Plan (LTIP) 898,914 fully paid shares were issued during the year.

The 2007/2008 final dividend of $273.9 million (14.25 cents per ordinary share) was paid on 7 October 2008. No ordinary shares were issued pursuant to the dividend reinvestment plan as the entitlements to shares were satisfied by on-market purchases.

The 2008/2009 interim dividend of $230.7 million (12.0 cents per ordinary share) was paid on 2 April 2009. Dividend reinvestment plan participation resulted in 5,376,136 ordinary shares being issued at $5.27 per share, increasing share capital by $28.3 million including transaction costs.

Dividend

The Directors have declared a final fully franked dividend of 15.25 cents per ordinary share, an increase of 7.0% over the previous year. The total fully franked dividend for the year will amount to 27.25 cents per share, an increase of 3.8% over the total fully franked dividend for 2007/2008.

Future developments

While the Company continues to meet its obligations in respect of continuous disclosure, further information beyond what is covered elsewhere in this report on likely developments, business strategies and prospects has not been included because, in the opinion of the Directors, such disclosure would unreasonably prejudice the interests of the Group.

Events subsequent to reporting date

On 30 July 2009 the Board approved, and subsequently executed, a US$500 million 3-year syndicated debt facility which includes a fully drawn tranche and revolving facilities in Australian and United States dollar denominations. The facility will be used for general corporate purposes and to maintain liquidity.

Environmental regulation

Management of environmental issues is a core element of our operational strategy within the Group's businesses. The Group's operations have a number of inputs including barley, hops, sugars and wine grapes; water, energy and other processing materials; and glass bottles, aluminium cans and cardboard boxes. Our outputs including releases of wastes to sewers, natural waterways and land; and emissions to air as well as a range of licences, permits and internal policies and procedures governing operation.

The Group's operations are subject to a number of regulatory frameworks governing energy and water consumption, waste generation and greenhouse gas reporting.

Group policy is to ensure that all environmental laws and permit conditions are complied with. Compliance with these regulatory and operational programs has been incorporated into relevant business practices and processes.

The Group monitors its operations through a Health, Safety and Environment Management System, overlaid with a compliance system overseen by the Risk and Compliance Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and where required notified to the appropriate regulatory authority.

Under the compliance system, the Committee and the Board of Directors receive six monthly reports detailing matters involving non-compliance and potential non-compliance. These reports also detail the corrective actions that have been taken.

During the year under review the Group was not prosecuted for any breach of environmental regulations.

The Group is committed to not only complying with the various environmental laws to which its operations are subject, but also to achieving a high standard of environmental performance across all its operations. The Group is aware of, and currently planning for, the new Australian regulatory requirements, including the National Greenhouse and Energy Reporting (NGER) Act 2007. The Group's environmental activities will be reported in the 2009 Sustainability Report, to be issued in October 2009.

Preparation for NGER reporting has allowed the Group to align internal reporting and compare outputs across facilities and better understand the Group's impact on the environment.

Non-audit services and auditor independence

The Audit Committee has evaluated the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair its independence as auditor.

During the 2009 financial year remuneration to PricewaterhouseCoopers for non-audit services to the Group totalled $11,000 for accounting and taxation services (2008 $40,000 for taxation services).

The Board, on advice of the Audit Committee, is satisfied that the provision of these services is compatible with the general standard of independence for auditors imposed by the Corporations Act.

The Board is satisfied that the provision of those services did not compromise the auditor independence requirements on the basis that the services are consistent with the Committee's Charter for non-audit services that had previously been approved by the Board, coupled with the transitional arrangements (agreed by the Board) that are in place relating to taxation services.

The auditor's independence declaration is attached as part of this report.

Directors and Secretary

The members of the Board of Directors of Foster's Group Limited who held office during the year and up to the date of this report are as follows:

David A Crawford AO

Ian D Johnston

M Lyndsey Cattermole AM

Paul A Clinton

Max G Ould

Michael J Ullmer

Graeme W McGregor AO
(until 29 October 2008)

Trevor L O'Hoy
(until 21 July 2008)

Details of the qualifications, directorships of other listed companies including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities of the members of the Board as at the date of this report are set out on page 12.

David A Crawford AO, B.Com., LLB, FCA, FCPA

Member of the Board since August 2001 (eight years) and Chairman since November 2007. He is an independent Director.

Current directorships: BHP Billiton Limited (since May 1994) and Lend Lease Corporation Limited (since July 2001, Chairman since May 2003). Previous directorship: Westpac Banking Corporation (from May 2002 to December 2007).

Mr Crawford has extensive experience in risk management and business reorganisation having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson.

Mr Crawford is the Chairperson of the Succession Committee and a member of the Human Resources Committee.

Ian D Johnston B.Com.

Member of the Board since September 2007 (two years). He is the Chief Executive Officer of the Company and is the only Executive Director on the Company's Board.

Current directorship: Goodman Fielder Limited (since May 2008).

Mr Johnston has extensive experience in the international food and beverage industry with Unilever in Australia, Canada and Europe and Cadbury Schweppes in Australia and the UK. Prior to his retirement in 2000, he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London. Since leaving Cadbury Schweppes, Mr Johnston has advised a broad group of private companies and was briefly a non-executive Director of Coles Group Limited in 2001.

M Lyndsey Cattermole AM, B.Sc., FACS

Member of the Board since October 1999 (nine years). She is an independent Director.

Current directorship: Tattersall's Limited (since May 2005).

Mrs Cattermole has extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She has also held a number of significant appointments to government, hospital and research boards and committees.

Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.

Paul A Clinton Business Administration DipIT

Member of the Board since March 2008 (17 months). He is an independent Director.

Mr Clinton has extensive experience with distribution systems in the United States and Canada. From 1988 he held a number of senior roles with Diageo Group, and its predecessors, culminating in 2000 with his appointment as President and CEO of Diageo North America. Prior to his retirement in 2003, Mr Clinton also sat on the Board of Directors of the Distilled Spirits Council of the United States.

Mr Clinton is a member of the Risk and Compliance Committee.

Max G Ould B.Ec.

Member of the Board since February 2004 (five years). He is an independent Director.

Current directorships: AGL Energy Limited (since February 2006), Pacific Brands Limited (since February 2004) and Goodman Fielder Limited (since November 2005, Chairman since September 2006). Previous directorship: The Australian Gas Light Company (from January 2004 to October 2006).

Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company.

Mr Ould is the Chairperson of the Human Resources Committee, and a member of the Succession Committee and the Audit Committee.

Michael J Ullmer B.Sc.(Maths) (Hons), FCA, SF Fin.

Member of the Board since July 2008 (14 months). He is an independent Director.

Current directorship: National Australia Bank (since October 2004).

Mr Ullmer has strategic, financial and management experience developed over a 30 year career in international banking and finance. He is a former Finance Director of the National Australia Bank and is now the Bank's Deputy Group Chief Executive Officer. From 1982 until 1992 Mr Ullmer worked with KPMG in London, the US and Australia and then joined Coopers and Lybrand to lead their Asia Pacific Financial Services Group. In 1997 he joined the Commonwealth Bank of Australia as Group Chief Financial Officer and then Group Executive with responsibility for Institutional and Business Banking.

Mr Ullmer is the Chairperson of the Audit Committee and a member of the Risk and Compliance Committee.

Director	Board[1,2]		Audit[3]		Human Resources		Risk & Compliance[3]		Succession	
			Board Committees							
	A	B	A	B	A	B	A	B	A	B
M L Cattermole	16	17	3	3			3	3		
P A Clinton	17	17					3	3		
D A Crawford	17	17			5	5			2	2
I D Johnston	16	17								
G W McGregor	5	6	1	1			1	1		
M G Ould	17	17	3	3	5	5			2	2
T L O'Hoy	1	1								
M J Ullmer	17	17	3	3			2	2		

Column A indicates the number of meetings attended during the period the Director was a member of the Board and/or Board Committee.
Column B indicates the number of meetings held during the period the Director was a member of the Board and/or Board Committee.

1 *Mr Johnston did not attend one Board Meeting as it related to his appointment as CEO.*
2 *Leave of absence was granted to Mrs Cattermole and Mr McGregor who did not attend one Board Meeting each.*
3 *During the year the Audit Committee and Risk and Compliance Committee met on three occasions while on another occasion the matters normally dealt with by the two Committees were considered by the full Board.*

Company Secretary

Martin M Hudson LLB, B.Juris.

Mr Hudson was the Company Secretary as at the end of the year and resigned from that role on 3 July 2009. Mr Hudson had 39 years of international legal and senior executive experience.

Acting Company Secretary

Paul D Conroy LLB (Hons), B.Com.

Paul was appointed the Acting Company Secretary on 3 July 2009. He has practised as a solicitor for law firms in Australia, Asia and the United Kingdom and has previously acted in senior management roles for Southcorp Limited in Australia and the United States. He is accountable to the Board through the Chairman on all governance matters.

Assistant Company Secretary

Robert K Dudfield B.Ec., CPA, ACIS

Mr Dudfield is the Assistant Company Secretary of Foster's Group Limited and the Company Secretary of a large number of its subsidiaries. Mr Dudfield has been an employee of the Group for more than 30 years.

Remuneration Report

The Remuneration Report, which comprises part of this Directors' Report, is presented separately on the following pages.

Options

In the financial year ended 30 June 2009 and up to the date of this report, no options were granted over unissued shares. Given the current use of the LTIP, the Company no longer intends to use options as part of its executive remuneration strategy. No options have been granted by the Company since 1998.

Details of LTIP grants made, in the financial year ended 30 June 2009 and up to the date of this report, to the Chief Executive Officer and five of the most highly remunerated executives of the Company, and of the maximum number of shares which may be issued under outstanding LTIP grants, are set out in section 7 of the Remuneration Report.

Indemnities and insurance

Rule 24 of the Company's Constitution provides that the Company will indemnify each officer against any liability incurred by that officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of that officer's duties to the extent permitted by law.

An officer for the purpose of this provision includes any person who is or has been a Director, Secretary or senior manager of the Company or the Company's subsidiaries, a person appointed as a trustee by, or acting as a trustee at the request of, the Company and such other persons as the Directors decide in each case.

The Company is a party to deeds of access, indemnity and insurance ('Deeds') the benefit of which Directors of the Company are entitled. The executive officers of the Company and its subsidiaries are also entitled to the benefit of Deeds.

Each of the Directors of the Company and the Secretary of the Company are entitled to the benefit of the indemnity under the Constitution and the Deeds.

No amount has been paid pursuant to those indemnities in the year ended 30 June 2009 or since that date to the date of this report.

The Company's Constitution permits the Company, to the extent permitted by law, to make payments by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer. The Deeds also provide for payment of those insurance premiums in respect of the Directors and such officers. In accordance with normal commercial practices, under the terms of the insurance contracts, the details of the nature and extent of the liabilities insured against and the amount of premiums paid are confidential.

Rounding

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the Directors' Report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

DIRECTORS' REPORT CONTINUED

Financial certification

The Chief Executive Officer and the Chief Financial Officer have provided to the Board a written declaration that the 2009 financial statements comply with accounting standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and give a true and fair view.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne 25 August 2009.





David A Crawford
Chairperson

Ian D Johnston
Chief Executive Officer

Auditor's Independence Declaration to the Directors of Foster's Group Limited

As lead auditor for the audit of Foster's Group Limited for the year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.



Andrew Mill
Partner
PricewaterhouseCoopers
Melbourne

25 August 2009

REMUNERATION REPORT

Contents

Section 1. Overview

Welcome to the Remuneration Report. Your company has again sought to take into account shareholder sentiment regarding executive and Director remuneration, while at the same time recognising the unprecedented operating environment during the past 12 months.

It is a difficult balancing act, but we have taken advice from Ernst & Young to help ensure our remuneration programs help support the transformation of Foster's that has begun since the appointment of Ian Johnston as CEO. We have benchmarked ourselves against other comparable ASX companies. In the year ahead, most senior executive salaries will remain unchanged while bonus metrics are tied to disciplined and relevant measures. Board fees are not planned to increase for 2010 and our long-term incentives are under review. Further detail follows in the report, with an overview provided in Table 1A below.

Table 1A – Key changes for 2009

Key changes for 2009	
New reward structures	▸ Following the appointment of Ian Johnston as CEO in 2008, an interim short-term incentive was implemented immediately and a full strategic review of Foster's reward arrangements was undertaken by independent advisors (Ernst & Young). The review has given rise to a number of structural changes that are outlined below and in this report.
Non-executive Directors	
No market-based increases in Director fees for 2010	▸ To maintain competitiveness and flexibility, shareholders approved an increased pool limit of $2,000,000 in October 2008, and base board fees subsequently increased 10% on 1 January 2009, as originally foreshadowed. There is no plan to increase base board fees in 2010. ▸ A travel allowance of either $2,500 or $5,000 each way (depending on distance) was introduced for the financial year commencing 1 July 2008, to reflect global travel commitments.
Fixed remuneration	
Salaries to remain unchanged for most senior executives	▸ Only two of the senior executives listed are expected to receive an increase in fixed remuneration in the year ending 30 June 2010. The CEO will not receive an increase in the current year. ▸ For senior management more broadly, most salaries will remain unchanged in the year ending 30 June 2010.
Short-term incentives	
Senior executive bonuses averaged 33% of target, following a 4.6% increase in normalised EPS One third of these bonuses will be received in forfeitable shares	▸ The CEO's bonus of $1,049,250 represented 102% of target for the (partial) year ended 30 June 2009. The bonus was determined by the Board by reference to a number of financial and non-financial performance criteria. ▸ For FY09, senior executives received average bonus payments amounting to 33% of target, which was up on the previous year's average of zero and reflects (in part) the Group's increase in normalised EPS of 4.6%. – Bonus outcomes were determined by a combination of divisional and Group financial metrics. – One third of all senior executives' bonuses will be paid as forfeitable shares restricted for 2 years (down from 3 years previously). ▸ For FY10, senior executives' bonuses will be tied to a scorecard of financial and individual measures. A minimum level of Group EBITS must be met before any payments are made under the new program.

Table 1A – Key changes for 2009 continued

Long-term incentives	
Most long-term incentive offers continue to lapse, but some have also vested on the back of recent share price resilience	▸ During the year, the 2003 and 2005 long-term incentive offers lapsed. The 1-year international-peer tranche of the 2007 offer also lapsed. ▸ The 2004 offer vested at minimum levels (i.e. target, or 50% of maximum). 79% of the 1-year Australian-peer tranche of the 2007 offer also "vested", subject to ongoing employment through to September 2010 (representing 7.9% of the overall offer value). ▸ In all, 4 of the last 7 completed long-term incentive plan tranches have lapsed with no reward (during the last 3 financial years). Of the 3 tranches/offers that have vested, two have vested at the minimum level. ▸ A review of long-term incentives is currently underway and will most likely result in a change to the program before the next offer (except for the CEO, whose 2009 offer is detailed in the 2009 Notice of Annual General Meeting).
Termination and other payments	
New executive talent; exited executives receive payments in line with contracts (no more than 1 year's remuneration)	▸ During the year, there were four new Senior Executives (including the CEO) and five Senior Executives ceased employment. ▸ All payments to Senior Executives that related to termination were consistent with contractual terms and within the equivalent of one year's worth of fixed remuneration. ▸ To facilitate attraction to his new role, the new Managing Director of Carlton & United Breweries, Alex Stevens, received a sign-on payment of $200,000 and an allocation of shares worth $300,000. The shares will remain restricted and subject to forfeiture for 3 years. ▸ The Company's Employee Share Grant Plan was not offered during the year. Under this plan, up to A$1,000 of shares are offered to eligible employees when Company performance has been adequate. Refer to Note 27 of the Financial Report.

Section 2. Board Human Resources Committee

The Human Resources Committee assists the Board to ensure the Company establishes remuneration strategies and policies aligned with best practice, that:

- attract, retain and motivate high calibre executives and Directors so as to encourage enhanced performance of the Company;
- are consistent with the needs of the Company;
- motivate management to pursue the long-term growth and success of the Company within an appropriate control framework; and
- demonstrate a clear relationship between executive performance and remuneration.

Section 3. Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of base Board fees and committee fees. In addition, they receive an allowance for Foster's beverages and, effective from 1 July 2008, an allowance for any overseas travel taking more than 4 hours (in addition to any business related expenses that may be incurred in carrying out their duties). Non-executive Directors do not participate in the Company's incentive plans and do not receive retirement benefits other than the superannuation contributions disclosed in this report.

Non-executive Directors' fee structure

The Board determines the fees payable to non-executive Directors, taking into consideration advice from external consultants. The fees are consistent with those paid to non-executive Directors in comparable companies, while remaining within the fee limit of $2,000,000, approved by shareholders at the Annual General Meeting on 29 October 2008. There is no plan to increase individual Directors' fees for 2010.

Non-executive Directors elect how they wish to receive their total fees – i.e. as a combination of cash, superannuation contributions and (until recently) shares.

Table 3A details the fee structure that has applied to non-executive Directors since 1 January 2009:

Table 3A – Non-executive Directors' fees[1]

Chairman:	$478,500	
Non-executive Director:	$159,500	
Audit Committee:	Chair: $39,875	Member: $23,925
Risk & Compliance Committee:	Chair: $19,938	Member: $15,950
Human Resources Committee:	Chair: $19,938	Member: $15,950[2]
Succession Committee:	Chair: $11,963[2]	Member: $7,975
Travel allowances:[3]	Travelling time of between 4–12 hours: $2,500 (each way)	Travelling time of more than 12 hours: $5,000 (each way)

1 *Board fees are not paid to executive Directors as the responsibilities of Board membership are considered in determining the remuneration provided as part of their normal employment conditions.*
2 *Not paid to David Crawford (Chairman does not receive committee fees).*
3 *Travel allowances were implemented during the year to reflect the growing travel demands placed on Directors in attending Board meetings.*

Non-executive Directors' share purchases

Non-executive Directors have applied at least 20 per cent of their base Board fees to purchase shares on-market under the Directors' Share Purchase Plan. Under this plan, a non-executive Director used at least 20 per cent of their pre-tax base Board fees to acquire shares in the Company, but could elect to use up to 100 per cent of pre-tax fees, including Committee fees (subject to meeting statutory superannuation requirements). The shares are held in trust for three years following the purchase of the shares, or until the Director ceases to be a Director of the Company, whichever occurs first. The plan has been suspended pending finalisation of new laws governing taxation of share plans. Based on the Australian Government's policy statements at the time of writing, it seems likely that the plan will not be revived. With this in mind, the Board has adopted new guidelines that request that non-executive Directors look to gain control over (or have a benefit in) shares in the Company that are worth at least the equivalent of one year's base fees. Any such holdings can be acquired in a manner of the Director's choosing (subject to the Company's Share Trading Policy), using personal funds, and will be undertaken with a view to meeting the guidelines over a reasonable period of time.

Section 4. Executive remuneration policy and structure

Remuneration policy

Remuneration policies and practices are benchmarked using information and advice from external, independent consultants. In general, the Company sets remuneration levels against major corporations (excluding resource and financial services companies) or, where there is sufficient market depth, fast moving consumer goods (FMCG) companies. Global subsets of these markets are also used to set remuneration levels for senior executives.

The Company's remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. When executives meet target levels of performance, the combined elements of remuneration are generally intended to deliver around market median. For superior performance, the Company aims to deliver rewards around the 75th percentile of benchmark companies. The Board also considers it important that key employees have ongoing share ownership in the Company. In the normal course, the Board expects that over a period of five years executives should aim to acquire Foster's shares to the value of one year's remuneration (one and a half years in the case of the Chief Executive Officer). The Company does not use options in its remuneration programs.

Remuneration structure

Executives' remuneration is composed of the following elements:

- fixed remuneration – including salary, non-monetary benefits and superannuation;
- short-term incentives; and
- long-term incentives.

A detailed description of each of these elements is provided below.

Remuneration packages are structured to ensure that a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. Accordingly, the proportion of remuneration that is at risk (being the short- and long-term incentive elements) increases for more senior positions. The structure and relative proportion of each element is held as consistent as practicable on a global basis, with exceptions made to cater to markets where practice places greater emphasis on certain elements.

The following chart shows how remuneration is structured for executives and salaried employees:

Chart 4.1 – Remuneration structure by level[1]



100%
80%
60%
40%
20%
0%
CEO2
Senior Executive3
Executive
Senior Management
Management
Other4
Fixed Remuneration
Target Short-Term Incentive (cash component)
Target Short-Term Incentive (restricted shares component)
Target Long-Term Incentive5

1 *Amounts shown reflect typical weightings only, as some variations in regional remuneration structures exist.*
2 *The CEO has elected to receive his 2009 bonus as shares, subject to the reinstatement of the Directors' Share Purchase Plan.*
3 *Senior executives include all continuing Key Management Personnel excluding Directors.*
4 *Other employees include Australian, non-management salaried employees and equivalents in other countries. Short-term incentive payment opportunities may differ slightly by country.*
5 *Target long-term incentive opportunity reflects the market value, as determined at the time of offer, of shares offered for achieving median performance (for all tranches and both peer groups). For the CEO, the value reflects the proposed 2009 offer.*

Details of the actual remuneration for the Chief Executive Officer and nominated executives (being those executives whose remuneration arrangements are disclosed in accordance with AASB 124 'Related Party Disclosures' and the Corporations Act 2001) are shown in Section 7.

Fixed remuneration

Executives' fixed remuneration is either on a total remuneration basis (Australia) or, for those executives whose home country is not Australia, a base salary basis, where additional benefits are provided.

Australian executives

Fixed remuneration refers to total remuneration and includes any benefits that the executive has nominated to receive as part of his or her package. These may include motor vehicle leases, car parking and any additional superannuation contributions beyond that required by the Company. The balance comprises a cash salary and mandatory superannuation contributions (the amount of which may vary depending on the section of the Foster's Group Superannuation Fund in which the executive participates). Executives may also receive non-monetary benefits in addition to their stated total remuneration. These may include product allocations (such as wine, beer or other Foster's beverages), event tickets, other miscellaneous benefits, and Fringe Benefits Tax associated with such benefits.

Non-Australian executives

Fixed remuneration structures differ slightly depending on the country of origin, but outside Australia, the typical practice is to have a base salary plus a number of benefits consistent with market competitive practice. References to fixed remuneration in this report refer only to the base salary component in relation to non-Australian employees.

The level of fixed remuneration is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year.

Short-term incentives

All executives participate in a short-term incentive program that encourages executives to meet their individual performance targets, while supporting broader business objectives. Under the plan, each participant has a target opportunity, set as a percentage of fixed remuneration. For senior executives, this is typically 75 per cent, with one third of any payment delivered as shares. Shares allocated in 2008 are subject to forfeiture if the employee resigns from the Company or otherwise leaves the Company in certain circumstances within three years of the date the shares are granted. These circumstances include employees who leave the Company for cause or who have failed to meet performance objectives. From 2009, the restriction period will reduce to 2 years in order to more closely align the deferral to market practice.

As a result of an independent review of reward structures by Ernst & Young, the structure of the short-term incentive has changed for the forthcoming year. Both the outgoing and the new structures are detailed below.

Short-Term Incentive Plan (STIP – for year ended 30 June 2009)

Actual payments for the year ended 30 June 2009 (as detailed on page 26 and 27 of this report) were determined by:

1. business financial performance, based on key business measures (explained below); and
2. individual performance, based on the Company's Individual Performance Management program.

For the year ended 30 June 2009, the measures used to drive STIP payments were broadened to ensure a balanced focus on financial drivers and to allow flexibility in ensuring targets were aligned with an evolving business strategy. Group, regional and business unit performance were assessed against a basket of measures drawn from EBITS, Net Sales Revenue, Volume, ROCE, Earnings Per Share and ROIC (the actual measures that applied differed depending on the part of the business). On this basis, STIP payments were generally below target and in many cases were zero.

Senior Management Short-Term Incentive Plan (SM-STIP for year ending 30 June 2010)

Under the new short-term incentive arrangement for senior management, each eligible employee's bonus will be calculated in accordance with a pre-determined scorecard of measures and performance standards. As illustrated in Table 4A, below, payments are subject to the relevant hurdle being met (Group EBITS for senior executives), after which each measure is assessed independently to arrive at a payment. These are then aggregated to arrive at an overall payment.

Table 4A – Senior Management STIP structure from the year ending 30 June 2010

	Managing Director of a Business Unit (i.e. MDs of CUB, The Wine Business, Americas, EMEA)	**Group Corporate roles** (i.e. Chief Financial Officer, Chief Human Resources Officer)	**Other senior Business Unit roles**
A **hurdle** based on acceptable EBITS performance	EBITS hurdle measured at the Group level	EBITS hurdle measured at the Group level	EBITS hurdle measured at the Business Unit level
Group measures, such as ROCE, Net Sales Revenue and EBITS	Total weighting of 30%	Total weighting of 50%	Not applicable
Business Unit measures, such as EBITS, cash Conversion, Net Sales Revenue, Volume, Depletions	Total weighting of 40%	Not applicable	Total weighting of 50%
Individual priorities set in accordance with strategic imperatives and individual span of control	Total weighting of 30%	Total weighting of 50%	Total weighting of 50%

The new arrangements are designed to provide increased control and transparency over the determination of reward outcomes, whilst striking a more focussed and appropriate balance between Group, business unit and individual priorities.

Long-term incentives

The Foster's Long Term Incentive Plan (LTIP) is currently under review and will most likely change before the next offer is made to senior executives in late 2009. The design detailed in this report relates to the 2008 and earlier offers that remained open during the year ended 30 June 2009.

LTIP was designed to reward executives for delivering long-term shareholder returns and was last approved by shareholders in 2006. Under the plan, participants may be entitled to be allocated shares in the Company if certain performance standards are met (and subject to continued employment). Offers have been made at the Board's discretion. In the year ended 30 June 2009, offers were made to 24 executives, ensuring that the participants are those who can most directly influence the underlying performance standard.

LTIP performance standard and peer group

The LTIP performance standard is measured by total shareholder return (TSR), relative to a number of peer companies. Relative TSR performance provides an objective measure for rewarding executives based on the extent to which shareholder returns are generated, relative to the performance of companies in competition with Foster's for capital, customers and executive talent. Regular reporting to LTIP participants on TSR and peer group performance ensures constant attention to the ongoing level of shareholder return.

For offers made from 2006 onwards, the peer group is split into two groups:

- Peer Group 1 (Australian companies), comprising:
  - the top 20 to 30 companies by market capitalisation, listed on the ASX, excluding resource companies and foreign domiciled companies;
  - twenty other companies listed on the ASX in the Consumer Discretionary and Consumer Staple industry sectors.
- Peer Group 2 (international companies) comprising ten international alcoholic beverage companies.

Foster's performance is measured against Australian companies, independently of performance against international alcoholic beverage companies. This ensures the plan cannot fully vest if Foster's has outperformed all the Australian-based companies, but not performed adequately against international peers, and vice versa.

For the 2008 offer, made in the year ended 30 June 2009, the peer groups at the time of offer comprised the companies listed below:

Table 4B – Peer Group 1 – Australian companies

ABB Grain	AGL Energy	AMP
ANZ Banking Group	APN News & Media	Aristocrat Leisure
ASX	Austar United Communications	AXA Asia Pacific Holdings
Billabong International	Brambles	Coca-Cola Amatil
Commonwealth Bank of Australia	Computershare	Consolidated Media Holdings
Crown	CSL	David Jones
Fairfax Media	Flight Centre	Goodman Fielder
Goodman Group	Harvey Norman Holdings	Insurance Australia Group
JB Hi-Fi	Leighton Holdings	Macquarie Group
Macquarie Airports	Macquarie Communications Infrastructure	Macquarie Infrastructure Group
Metcash	National Australia Bank	Pacific Brands
Qantas Airways	QBE Insurance Group	Seven Network
St George Bank	Stockland	Suncorp-Metway
Tabcorp Holdings	Tatts Group	Telstra
Ten Network Holdings	Transurban Group	Wesfarmers
West Australian Newspapers Holdings	Westfield Group	Westpac Banking Corporation
Woolworths		

Table 4C – Peer Group 2 – International alcoholic beverage companies

Anheuser-Busch Companies Inc (since delisted)	Anheuser-Busch Inbev (formerly Inbev)	Brown-Forman
Constellation Brands	Diageo	Heineken
Lion Nathan	Molson Coors Brewing	Pernod Ricard
SABMiller		

Full lists of the peer groups used for all offers are available on request.

LTIP performance period and vesting schedule

Prior to 2005, LTIP offers were made on the basis of an initial three-year performance period. Where median performance was not achieved at the end of this time, the Board had discretion to extend the performance period by up to two years.

On this basis, both the 2003 and 2004 offers were extended and performance continued to be measured until the offer lapsed (as happened with the 2003 offer in August 2008) or the offer vested by virtue of exceeding median performance for three consecutive months. Where any extended offer vests, as happened with the 2004 offer in January 2009, only half the maximum number of shares under a participant's entitlement may then be distributed.

In 2005, the Human Resources Committee resolved that such extensions would not be granted for any offers made from 2005 onwards. For the 2005 and 2006 offers, therefore, the performance period is set at three years.

For the 2007 and 2008 offers, the three-year performance period is split into three tranches measured over one, two and three years, and weighted 20 per cent, 20 per cent and 60 per cent respectively. To ensure a long-term focus is maintained, any share entitlements received by employees after one or two years will be subject to forfeiture, as described below. For each tranche, the two peer groups are equally weighted in determining the number of shares to be allocated. Allocations under each tranche and each peer group are independent of each other and may not be extended beyond their respective one, two or three year performance periods. Each allocation is determined in accordance with Table 4D, below:

Table 4D

TSR – percentile ranking	Percentage of maximum opportunity for a given Tranche/Peer Group
Below median	0
Median	50
Between median and 85th percentile	Sliding scale from 50 to 100
85th percentile or above	100

Following the 2008 offer, the HR Committee agreed to adopt an independent recommendation that the measurement period be simplified to three years. The 2009 offer to the CEO, therefore, will have a single three-year performance period for each of the two peer groups, as was the case prior to 2007. Existing offers, including the CEO's 2008 offer (which remains subject to shareholder approval on 21 October 2009) will continue to operate as per the original terms and conditions.

Cessation of employment

If, before the end of the applicable performance period, a participant ceases employment by reason of redundancy, ill health, death or the participant's employer ceases to be a Group Company the Board may, in its discretion, make a cash payment to the participant having regard to the performance period(s) which have not yet elapsed and reflecting the degree to which the performance standards have been achieved for that period. In relation to the 2007 and 2008 offers, the participant will also be entitled to any shares allocated as a result of the satisfaction of the performance standard at the end of any performance period completed at the time of ceasing employment.

If, before the end of the applicable performance period, a participant ceases employment for any other reason, in general the participant will have no further entitlements under LTIP (and, in relation to the 2007 and 2008 offers will forfeit any shares allocated as a result of the satisfaction of the performance standards at the end of any performance period completed prior to the time of ceasing employment).

Operation of LTIP

The target value of an individual's LTIP opportunity is determined at the time of offer, and is set as a percentage of a participant's fixed remuneration. The percentage varies depending on the individual's role and for the 2008 offer was 50 per cent for the Chief Executive Officer and 45 per cent for senior executives. The number of shares in an individual's LTIP opportunity is based on the three-month average share price, up to and including the start of the initial three-year performance period. The Board relies on audited procedures using data from external providers to reach decisions regarding the distribution of shares under the LTIP.

After shares are allocated under the LTIP, those shares have been held in the LTIP trust for a period of up to ten years or until the participant leaves the company. These shares may be forfeited if the employee ceases in a number of circumstances, including if the participant is terminated for cause or fails to meet performance objectives. Under the Government's proposed changes to the laws governing the taxation of Australian employee share plans, the Company is reviewing whether or not shares will continue to be allocated to the LTIP trustee on behalf of participants or whether they will simply be allocated directly to participants. A decision regarding this issue and the review of the plan generally will be made when the Government's proposed changes become law.

Participation in the LTIP is governed by the terms of each offer, Company policy and the plan trust deed in Australia and plan rules in other countries. There are no restrictions on the transfer of shares under the LTIP following the expiry of the three-year performance period, other than those detailed in the Company's Share Trading Policy and for phantom deferred shares (explained below), which may only be released when employment ceases.

Regional variations of LTIP

Foster's conducts different versions of the LTIP in a number of jurisdictions, in order to reflect the legal requirements of the various countries in which the Company operates. All versions maintain the main features of the LTIP, including the requirement that performance standards are reached over the performance period in order for any shares to be allocated.

In order for the plan to operate similarly in the US as it does in Australia, tax residents of the US may receive restricted stock units in respect of performance periods ending after one or two years (which is only possible under the 2007 and 2008 offers). These restricted stock units will convert into shares only after the expiry of the full three-year performance period. If, during this period, the employee resigns or otherwise leaves the Company in certain circumstances, the units will lapse. These circumstances include employees who leave the Company for cause or have failed to meet performance objectives. The restricted stock units are not shares and will not attract voting rights, however entitlements will increase to reflect any dividends paid on ordinary shares from the time they are allocated until they are converted into shares.

US participants of the LTIP may also elect, in advance of vesting, to allow a proportion of any vested entitlement to be granted as phantom deferred shares. At the conclusion of the nominated deferral period (which may not currently be more than 10 years), the Company allots ordinary Foster's shares to participants. Dividends are not payable on phantom deferred shares but, as with the performance rights, adjustments are made to holdings to reflect the amount an equivalent holding in ordinary shares would have increased, had dividends been reinvested. Similarly, holdings in phantom deferred shares are modified to reflect any capital adjustments.

Anti-hedging policy

In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the LTIP or any other share-based incentive plans. LTIP awards will lapse where this policy is breached.

Restricted Share Plan

Foster's Restricted Share Plan was approved by shareholders at the 2007 Annual General Meeting. Under the plan, the Company requires that a proportion of bonuses paid to certain employees be received in the form of shares. The first shares acquired under the plan were bought on-market in relation to 2008 bonuses paid below senior executive level. These shares will be subject to forfeiture if an employee resigns from the Company or otherwise leaves employment in certain circumstances during the three-year restriction period. These circumstances include employees who leave the Company for cause or who have failed to meet performance objectives. The plan also facilitates offers by the Board on special terms, tied to the employee remaining with the Company for specified periods and/or the achievement of special performance standards. These provisions may be used by the Directors on a non-recurrent basis to create incentives to attract and retain the best possible management talent for Foster's where the existing share plans may not be sufficiently flexible for this purpose. In this manner, 54,129 restricted shares were bought on behalf of Alex Stevens, Managing Director CUB, following his appointment on 17 February 2009. These shares will vest after 3 years.

Foster's conducts different versions of the Restricted Share Plan in countries outside Australia in order to reflect the legal requirements of the various countries in which the Company operates. All versions maintain the main features of the plan.

Performance of Foster's

Chart 4.2 shows the link between the Company's EPS and payments made to senior executives under the STIP. Foster's takes seriously the need to maintain a meaningful link between performance and rewards, and this is evident in the modest bonus payments made in the last two years. Note, however, that a number of measures in addition to EPS are used in the determination of STIP payments.

Chart 4.2 – Foster's earnings per share versus STIP payments



20%
15%
10%
5%
0%
EPS¹ growth
200%
150%
100%
50%
0%
STIP as % of target²
2005
2006
2007
2008
2009
AGAAP¹
AIFRS¹
Financial Year
Normalised EPS growth (LHS)
STIP payout (RHS)

1 2005 EPS growth uses Accounting Standards prior to adoption of AIFRS (Australian equivalents to International Financial Reporting Standards), determined on a normalised continuing basis, pre significants, agricultural assets and amortisation. Growth from 2006 onwards is based on AIFRS results since 2005, on a pre significants and agricultural assets basis.

2 Average payment made to senior executives under the Short Term Incentive Plan (STIP) as a percentage of target.

Table 4E summarises the performance of the Foster's LTIP for all offers that have lapsed, vested or been active over the last three years. An explanation of the link between Total Shareholder Return and the benefits delivered under the Company's LTIP is provided on pages 18 and 19.

Table 4E – Foster's relative TSR performance

LTIP Offer	Performance period	Foster's TSR[1]	Median TSR[1] of peer group	Foster's Performance Ranking[2]	Result
2001[3]	01 Sep 01 – 31 Aug 06	25%	50%	40th percentile	Lapsed 31 Aug 06
2002[4]	01 Sep 02 – 31 Aug 07	70%	70%	51st percentile	Vested (at minimum) 31 Jan 07
2003[5]	01 Sep 03 – 31 Aug 08	45%	49%	43rd percentile	Lapsed 31 Aug 08
2004[6]	01 Sep 04 – 31 Aug 09	42%	13%	73rd percentile	Vested (at minimum) 28 Jan 09
2005	01 Sep 05 – 31 Aug 08	6%	7%	46th percentile	Lapsed 31 Aug 08
2006					
PG1[7]	01 Sep 06 – 31 Aug 09	5%	-33%	85th percentile	Active
PG2[8]		5%	-4%	67th percentile	Active
2007[9,10]					
PG1[7]	01 Sep 07 – 31 Aug 10	-12%	-44%	87th percentile	Active
PG2[8]		-12%	-21%	89th percentile	Active
2008					
PG1[7]	01 Sep 08 – 31 Aug 11	4%	-22%	92nd percentile	Active
PG2[8]		4%	-25%	89th percentile	Active

1 *TSR is calculated from the start of the relevant performance period up until the date of lapsing or vesting (where applicable). For active offers, TSR is calculated as at 31 May 2009, being the most recent date of measurement.*

2 *Foster's TSR expressed as a percentile versus respective peer group, as at the date of lapsing or vesting (where applicable). For active offers, the percentile is determined as at 31 May 2009, being the most recent date of measurement. Vesting occurs at or above 50th percentile.*

3 *Initial performance period 1 September 2001 to 31 August 2004, subsequently extended to 31 August 2006.*

4 *Initial performance period 1 September 2002 to 31 August 2005, subsequently extended to 31 August 2007.*

5 *Initial performance period 1 September 2003 to 31 August 2006, subsequently extended to 31 August 2008.*

6 *Initial performance period 1 September 2004 to 31 August 2007, subsequently extended to 31 August 2009. Vested due to TSR exceeding median for three consecutive months, i.e. October, November and December 2008.*

7 *PG 1 refers to the Peer Group of Australian listed companies.*

8 *PG 2 refers to the Peer Group of international beverage companies.*

9 *The 1st year tranche of the 2007 offer, as measured against PG1, represented 10% of the total 2007 offer. On this basis, 7.9% of the total offer vested and 2.1% lapsed as a result of TSR over the first year of the offer being at the 73rd percentile. Shares allocated at this point remain subject to ongoing forfeiture conditions until September 2010 (refer to page 20 for details of forfeiture conditions).*

10 *The 1st year tranche of the 2007 offer, as measured against PG2, represented 10% of the total 2007 offer. On this basis, 10% of the total offer lapsed and nil vested as a result of TSR over the first year of the offer being at the 30th percentile (i.e. below median).*

Review of remuneration and performance

The Board approves the remuneration levels of the Chief Executive Officer and other senior executives, taking into account levels that apply to similar positions in comparable companies, as well as the performance of the Chief Executive Officer and senior executives.

The Chairman and the Board evaluate the Chief Executive Officer's performance. The Chief Executive Officer evaluates the performance of the senior executives, in conjunction with the Human Resources Committee, using the Company's Individual Performance Management program. The general terms and conditions of all remuneration programs are reviewed annually to ensure they continue to achieve the aims of the Company's remuneration policy.

Section 5. Chief Executive Officer's remuneration

This section details the remuneration arrangements for Ian Johnston, who commenced as Acting CEO on 21 July 2008 and was confirmed as CEO on 26 September 2008. Contractual terms are outlined in Section 6. The nature and amount of each element of remuneration are outlined in Section 7.

Contractual details relating to Trevor O'Hoy, who stood down as CEO on 21 July 2008, were included in the 2008 Remuneration Report. The nature and amount of each element of remuneration received by Trevor from 1 July 2008 to 21 July 2008 are outlined in Section 7.

Fixed remuneration

Ian's fixed remuneration comprises cash, superannuation and shares that he has elected to receive as part of his package under the Directors' Share Purchase Plan. Ian can nominate to change the mix of cash, shares and superannuation according to his preferences, but the total amount must remain within the fixed remuneration set for him by the Board. The Directors' Share Purchase Plan has been suspended effective 1 July 2009, due to the Government's proposed changes to the taxation of Australian employee share plans, and dependent upon the final form of the legislation the plan may remain suspended indefinitely.

The Board has agreed that there will be no change to Ian's fixed remuneration for the coming year – it will remain $1,800,000 per annum, as set at the time of his appointment.

Short-term incentives

Ian's target annual bonus opportunity is 75 per cent of fixed remuneration, and his maximum opportunity is 150 per cent of fixed remuneration. The target and maximum opportunities for the year ended 30 June 2009 are pro-rated based on the period that Ian was in the role as CEO.

His bonus arrangements are detailed in his employment agreement and take the following criteria into account in determining any payments:

- 50% was based on the Company's performance against key financial targets, including EBITS, Net Sales Revenue, Volume, ROCE and Earnings Per Share. These measures may change each year to ensure alignment with the measures in place for Senior Executives under the Senior Management Short-Term Incentive Plan explained under section 4 of this report.
- 50% was based on an assessment of his performance against objectives agreed with the Board. These objectives included delivering upon the Foster's Strategic Agenda, implementing appropriate succession planning for the senior leadership team and transforming Foster's culture.

On the basis of the criteria outlined above, the Board has approved a bonus payment for the year ended 30 June 2009 of $1,049,250, representing 102 per cent of his pro rated target (i.e. reflecting bonus eligibility since 26 September 2008).

Long-term incentives

Ian participates in the Foster's Long-term Incentive Plan, as described in Section 4. As an executive Director, his participation and allocation is subject to approval by shareholders. Due to the timing of his appointment (which was too late to seek approval for the 2008 offer at the 2008 Annual General Meeting), shareholders are being asked to approve both his 2008 and 2009 offers at the 2009 Annual General Meeting. Subject to approval, the offers will be structured as follows:

- The 2008 offer has a target opportunity of 50 per cent of fixed remuneration, or 171,500 shares based on a weighted average share price at the time of offer of $5.25. The target number of shares is made available where Foster's performance is ranked at the median of both peer groups. The maximum opportunity of 343,000 shares would be allocated where Foster's performance is ranked at or exceeds the 85th percentile of both peer groups.
- The performance period for this offer began on 1 September 2008 and is tested progressively in three tranches after one, two and three years.
- The 2009 offer has a target opportunity of 75 per cent of fixed remuneration, or 257,700 shares based on a weighted average share price of $5.24. The target number of shares is made available where Foster's performance is ranked at the median of both of the peer groups over the three-year performance period. The maximum opportunity of 515,400 shares would be allocated where Foster's performance is ranked at or exceeds the 85th percentile of both peer groups. The three-year performance period for this offer starts on 1 September 2009 and ends 31 August 2012.

In addition to the contractual terms outlined in Table 6A, in the event that Ian ceases employment with the Foster's Group before the end of the applicable performance periods under LTIP, due to redundancy, ill health, death or in circumstances acceptable to the Board:

- Ian will be entitled to any shares allocated as a result of the satisfaction of the performance standard at the end of any of the completed performance periods; and
- the Board has indicated that, should such circumstances arise, it intends to exercise its discretion and award Ian a cash payment in relation to the performance period(s) which have not yet elapsed having regard to the degree to which performance standards have been achieved.

If Ian ceases employment before the end of the performance period due to resignation, termination for cause, termination for performance reasons or in other circumstances not acceptable to the Board, Ian will forfeit any shares already allocated under the plan and will have no further entitlement under LTIP.

Other equity plans

Ian has been eligible to participate in the Directors' Share Purchase Plan (now suspended, as explained in Section 3). Under this plan, 69,142 shares were purchased on-market at $5.59 on 25 February 2009, using funds he would otherwise have received as cash as part of his fixed remuneration. A portion (4%) of these funds were earned as non-executive director fees prior to Ian's appointment as CEO. These shares are held in trust on Ian's behalf and may not be traded until 25 February 2012.

Other terms

In the event of a change of control, Ian will be entitled to a payment equal to 52 weeks total remuneration, which is not dependent on termination of employment.

Section 6. Nominated executives' contract terms

A summary of the key terms of employment contracts for nominated executives is outlined below. For executives whose home country is Australia, fixed remuneration consists of cash salary, mandatory employer superannuation contributions and packaged benefits. There is no fixed term for nominated executive contracts. Participation in the STIP is at the Board's discretion. In 2009, the target opportunity for senior executives was 75 per cent of fixed remuneration, with one third of any payments to senior executives delivered as Restricted Shares. Shares allocated under the Restricted Share Plan will be subject to forfeiture if an employee resigns or otherwise leaves employment in certain circumstances during the three-year restriction period. These circumstances include employees who leave the Company for cause or have failed to meet performance objectives.

Participation in the LTIP is also at the Board's discretion. Offers made to senior executives in 2008 provided for share allocations at median performance equivalent to 45 per cent of fixed remuneration (50 per cent for the Chief Executive Officer). Participants who cease employment before the conclusion of a performance period are no longer eligible to receive shares, but may receive a cash payment in lieu if the circumstances in which they have terminated are considered acceptable to the Board. Such circumstances do not generally include resignation, termination for cause or termination for performance reasons. Cash payments in these instances reflect the time which has elapsed between the offer and termination, the allocation schedule and the degree to which the performance standards have been achieved. If there is a change in control of Foster's, offers may lapse and the Board has discretion to make a cash payment to a participant in relation to offers or tranches that have not yet reached the end of their performance period.

Foster's may terminate service agreements immediately for cause, in which case the executive is not entitled to any payment other than the value of fixed remuneration up to the termination date.

Severance payments on termination are limited to executives' existing contractual arrangements. Details of severance payments made to nominated executives during the year are set out in Section 6.

In all cases, the executive is entitled to any accrued leave entitlements up to termination date.

Table 6A – Summary of the key terms of employment contracts for nominated executives

	Resignation	Termination by Foster's (without cause)	Redundancy	Death or total and permanent disablement
ID Johnston[1]	13 weeks' notice.	13 weeks' notice.	Payment equal to one year's total remuneration plus a bonus payment taking into account performance against objectives and the portion of the year completed at the time of termination.	Payment equal to one year's total remuneration.
DL Bortolussi[2] S Brauer MP Brooks[3] AJ Leyden AR McKay J Odell[4] TL O'Hoy[5] SM Smith A Stevens SA Weiss[6]	Three months' notice.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Payment equal to one year's total remuneration.
MM Hudson[7]	Three months' notice. Severance payment of one year's total remuneration.	Four weeks' notice plus one year's total remuneration severance payment and pro-rata short-term incentive amount.	Payment equal to one year's total remuneration and pro-rata short-term incentive amount.	Payment equal to one year's total remuneration and pro-rata short-term incentive amount.
PR Jackson	Six months' notice.	12 months' notice.	12 months' notice.	12 months' notice.

1 *For Ian Johnston, redundancy includes Change of Control, ceasing to be the most senior executive within Foster's; Foster's ceasing to be listed on the ASX, or a material diminution of his status or responsibility.*
2 *D Bortolussi resigned effective 31 May 2009.*
3 *MP Brooks will cease employment on the basis of redundancy effective 30 September 2009.*
4 *J Odell separated without cause effective 14 November 2008.*
5 *TL O'Hoy stood down as CEO on 21 July 2008 and resigned effective 31 December 2008.*
6 *SA Weiss separated without cause effective 20 February 2009.*
7 *MM Hudson separated without cause effective 3 July 2009.*

Section 7. Remuneration of Directors and nominated executives

Details of the nature and amount of each element of the remuneration of each of the Directors and nominated executives are outlined in the following table. All amounts are in Australian dollars and relate only to that portion of the year in which the person occupied the role. Nominated executives, as referred to in this report, are:

- Executive Directors (being the Chief Executive Officer);
- Other Key Management Personnel (being those other persons having authority and responsibility for planning, directing and controlling the activities of the entity); and
- Former Key Management Personnel (being those persons who, at the date of this report, had previously held a position as Key Management Personnel during the years ended 30 June 2008 or 30 June 2009).

The above positions include all those executives whose remuneration received during the year was within the five highest amounts.

A listing of all employees who were KMP during the year, up until the date of signing the report is presented in Table 7A below.

Table 7A - Key Management Personnel (KMP)

Name	Title whilst KMP	Period KMP (if less than full year)
DA Crawford	Chairman	
ML Cattermole	Non-executive Director	
PA Clinton	Non-executive Director	
GW McGregor	Non-executive Director	Until 29 October 2008
MG Ould	Non-executive Director	
MJ Ullmer	Non-executive Director	From 1 July 2008
ID Johnston	Chief Executive Officer[1]	
TL O'Hoy	Chief Executive Officer	Until 21 July 2008
DL Bortolussi	Chief Strategy Officer	Until 31 May 2009
S Brauer	Managing Director Americas	Appointed 13 April 2009
MP Brooks	Chief Supply Officer	Until 30 September 2009
DCM Dearie	Managing Director The Wine Business	Appointed 21 July 2009
MM Hudson	Chief Legal Officer and Company Secretary	Until 3 July 2009
PR Jackson	Managing Director, Foster's EMEA	
AJ Leyden	Chief Information Officer	Appointed 31 March 2009
AR McKay	Chief Financial Officer	
J Odell	Managing Director, Foster's Australia, Asia and Pacific	Until 14 November 2008
SM Smith	Chief Human Resources Officer	
A Stevens	Managing Director Carlton & United Breweries	Appointed 17 February 2009
S Weiss	Managing Director, Foster's Americas	Until 20 February 2009

1 *Ian Johnston was a Non-executive Director until 21 July 2008, at which time he became Acting Chief Executive Officer. He was appointed to the role permanently on 26 September 2008.*

In addition to those listed above, Donna Watt was appointed to the Foster's Leadership Team as Transformation Director effective 14 April 2009. Ms Watt is not listed as a KMP as the services provided by her are in her capacity as an employee of the consultancy firm KPMG.

REMUNERATION REPORT CONTINUED

Table 7B – Remuneration of Directors and nominated executives

		Short-term benefits			
		Cash salary/fees $	Leave accrual[1] $	Non-monetary benefits[2] $	Committee fees $
Non-executive Directors[10]					
DA Crawford	**2009**	350,580	-	4,923	-
Chairman	2008	238,971	-	7,477	9,333
ML Cattermole	**2009**	113,250	-	6,008	41,869
Non-executive Director	2008	90,500	-	7,477	39,188
PA Clinton[11]	**2009**	161,118	-	6,826	16,109
Non-executive Director	2008	33,325	-	1,682	3,764
MG Ould	**2009**	89,818	-	6,174	49,481
Non-executive Director	2008	70,777	-	7,477	35,813
MJ Ullmer	**2009**	112,776	-	5,273	43,621
Non-executive Director	2008	-	-	-	-
Former Non-Executive Directors					
GW McGregor	**2009**	20,692	-	1,204	16,720
Non-executive Director	2008	98,116	-	7,477	49,875
Executive Director					
ID Johnston[12]	**2009**	1,258,456	161,687	14,146	-
Chief Executive Officer	2008	-	-	6,393	-
Former Executive Director					
TL O'Hoy[13]	**2009**	81,855	(86,856)	31,123	-
Chief Executive Officer	2008	1,441,384	185,535	18,694	-
Sub-total of Directors	**2009**	2,188,545	74,831	75,677	167,800
	2008	1,973,073	185,535	56,676	137,972
Other Key Management Personnel					
S Brauer[14]	**2009**	96,792	11,230	33,597	-
Managing Director, Foster's Americas	2008	-	-	-	-
MP Brooks[15]	**2009**	435,008	53,374	10,082	-
Chief Supply Officer	2008	400,487	16,304	6,898	-
PR Jackson	**2009**	493,641	(33,815)	4,417	-
Managing Director, Foster's EMEA	2008	437,322	-	4,260	-
AJ Leyden[16]	**2009**	97,176	(3,495)	11,343	-
Chief Information Officer	2008	-	-	-	-
AR McKay	**2009**	556,983	(6,671)	30,943	-
Chief Financial Officer	2008	189,405	16,092	13,476	-
SM Smith	**2009**	396,320	10,478	4,220	-
Chief Human Resources Officer	2008	56,703	4,046	703	-
A Stevens[17]	**2009**	287,944	27,531	74,752	-
Managing Director, Carlton & United Breweries	2008	-	-	-	-
Sub-total of other Key Management Personnel[18]	**2009**	2,363,863	58,632	169,354	-
	2008	1,083,917	36,442	25,337	-
Former Key Management Personnel					
DL Bortolussi[19]	2009	381,292	1,090	27,166	-
Chief Strategy Officer	2008	380,966	12,456	27,165	-
MM Hudson[20]	2009	529,256	1,675	4,220	-
Chief Legal Officer & Company Secretary	2008	501,320	22,292	4,220	-
J Odell[21]	2009	266,747	32,222	21,571	-
Managing Director, Foster's Australia, Asia and Pacific	2008	686,760	17,338	45,416	-
S Weiss[22]	2009	418,806	(17,829)	26,002	-
Managing Director, Foster's Americas	2008	543,673	5,513	16,289	-
TOTAL – Directors and Key Management Personnel[23]	**2009**	**6,148,508**	**150,622**	**323,991**	**167,800**
	2008	**5,169,708**	**279,577**	**175,104**	**137,972**

		Share-based payment			Post-employment benefits		
Total cash bonus[3]	Other payments[4]	Total amortisation value of LTIP[5,6,7]	Other equity[8]	Shares purchased in lieu of cash salary/fees[9]	Superannuation contributions	Other	Total
$	$	$	$	$	$	$	$
-	12,500	-	-	67,425	38,745	-	474,173
-	-	-	-	66,833	28,362	-	350,977
-	12,500	-	-	39,000	-	-	212,626
-	-	-	-	52,000	-	-	189,164
-	123,281	-	-	-	21,418	-	328,752
-	-	-	-	4,310	2,268	-	45,349
-	10,000	-	-	44,950	17,482	-	217,905
-	-	-	-	57,000	14,723	-	185,789
-	10,000	-	-	22,475	16,999	-	211,144
-	-	-	-	-	-	-	-
-	-	-	-	7,250	19,828	-	65,694
-	-	-	-	28,500	15,884	-	199,852
1,049,250	-	311,682	-	373,609	86,139	-	3,254,969
-	-	-	-	40,501	97,832	-	144,726
-		19,256	-	-	14,734	-	60,111
-	-	865,186	1,000	-	278,986	1,031,753	3,822,539
1,049,250	168,281	330,938	-	554,709	215,345	-	4,825,375
-	-	865,186	1,000	249,145	438,056	1,031,753	4,938,397
-	-	-	-	-	5,269	-	146,888
-	-	-	-	-	-	-	-
108,263	-	366,413	17,774	-	100,000	-	1,090,914
-	-	360,505	1,000	-	100,000	-	885,193
48,680	-	230,348	7,992	-	88,803	-	840,068
-	-	149,502	1,000	-	60,584	-	652,669
55,662	-	56,120	34,801	-	8,746	-	260,352
-	-	-	-	-	-	-	-
176,378	-	314,699	28,958	-	50,000		1,151,289
-	-	108,758	1,000	-	17,046	-	345,777
42,738	-	209,231	7,017	-	50,000		720,004
-	-	30,365	1,000	-	6,056	-	98,874
-	200,000	-	36,438	-	25,915		652,581
-	-	-	-	-	-	-	-
431,720	200,000	1,176,812	132,980	-	328,733	-	4,862,095
-	-	649,130	4,000	-	183,687	-	1,982,512
-		291,546	-	-	45,833	-	746,927
-	-	266,273	1,000	-	49,962	-	737,823
114,537	-	364,303	18,805	-	92,064	630,000	1,754,860
-	-	356,127	1,000	-	95,000	-	979,959
-		242,226	-	-	24,007	856,675	1,443,449
-	-	708,405	1,000	-	98,808	-	1,557,727
-	-	215,221	-	-	81,792	698,744	1,422,736
-	110,186	275,857	533	-	23,338	-	975,389
1,595,507	**368,281**	**2,621,045**	**151,784**	**554,709**	**787,776**	**2,185,419**	**15,055,441**
-	**110,186**	**3,120,979**	**8,533**	**249,145**	**888,851**	**1,031,753**	**11,171,807**

Table 7B – Remuneration of Directors and nominated executives footnotes

1 *Leave accrual includes any net changes in the balance of annual leave and long service leave (i.e. leave entitlements that accrued during the year but were not used). It excludes any amounts paid out on termination. Negative amounts indicate leave taken in excess of annual entitlement, by drawing down entitlements from previous years.*

2 *Includes motor vehicles, car parking, event tickets, the value of interest incurred by the Company on outstanding interest-free loans for shares held under the Foster's Employee Share and Option Plan (under which the last offer was made in 2003), relocation costs, product allocations such as wine, beer and other Foster's beverages, and Fringe Benefits Tax where applicable. For the Non-Executive Directors, the 2008 values have been re-stated to incorporate Fringe Benefits Tax which was paid on top of the value of benefits they received, to make the values consistent with the current year.*

3 *Total Cash Bonus is the cash amount to be paid (if any) under Foster's Short Term Incentive Plan (STIP) in September 2009. This amount excludes the mandatory contribution of a proportion of total bonus to deferred shares.*

4 *For Non-Executive Directors, other payments include travel allowances, introduced from 1 January 2009 as described in section 3. For Alex Stevens the value is a sign-on bonus paid to him on commencement with the Company.*

5 *Amortisation value is determined in accordance with AASB 2 'Share-based Payment' and includes a proportion of the fair value of all offers that have not yet vested at the start of the year, or which were offered during the year (including extended offers). The fair value is determined as at the offer date and is apportioned on a straight-line basis across the expected vesting period (being three years for standard offers and two years for extended offers). Refer to Tables 8B, 8C, 8D and 8E for details.*

6 *Amortisation value of LTIP as a percentage of total remuneration was as follows: I Johnston 10 per cent, T O'Hoy 32 per cent, S Brauer 0 per cent, M Brooks 34 per cent, P Jackson 27 per cent, A Leyden 22 per cent, A McKay 27 per cent, S Smith 29 per cent, A Stevens 0 per cent, D Bortolussi 39 per cent, M Hudson 21 per cent, J Odell 17 per cent, S Weiss 15 per cent.*

7 *The amortisation value of LTIP disclosed in the table above does not include the reversal of prior year expenses to reflect the forfeiture of LTIP following termination. Had these reversals been included in the table , the total amortisation value of LTIP would have been -$941,088 (T O'Hoy), -$773,720 (D Bortolussi), -$1,455,464 (M Hudson), -$2,148,782 (J Odell) and -$851, 413 (S Weiss). Total aggregate remuneration for Directors and KMPs would have been -$1,768,417.*

8 *Includes shares acquired under the Restricted Share Plan or Employee Share Grant Plan. Refer to Table 8A for details.*

9 *Includes fees used to purchase shares under the Directors' Share Purchase Plan, but excludes funds put aside for this purpose in the quarter ending 30 June 2009. Such funds remain in trust awaiting an appropriate trading window, but are likely to be returned as cash if new laws on the taxation of employee share schemes are passed consistent with the Australian Government's most recent policy statement. Confirmation of final treatment will be reflected in the 2010 Remuneration Report – in the meantime, funds held in trust are included under the Cash salary/fees column.*

10 *Amounts disclosed for Directors' remuneration exclude insurance premiums paid by the Company in respect of Directors' and officers' liability insurance contracts, as no reasonable basis for allocation can be determined.*

11 *Payments for P Clinton are made in Canadian dollars using exchange rates set at the date of his appointment. For services performed in Australia, Mr Clinton receives statutory Australian superannuation contributions in addition to the standard fees listed in Table 3A. Shares allocated under the Director's Share Purchase Plan on behalf of Mr Clinton are purchased from his post-tax salary, and are therefore shown as cash salary/fees. Other payments reflect travel allowances applicable from the date of his appointment on 25 March 2008.*

12 *I Johnston was a Non-executive Director until 21 July 2008, at which time he became Acting Chief Executive Officer. He was appointed to the role permanently on 26 September 2008. Values reflect all remuneration received during the year in each of the three roles. Since being appointed as Acting CEO, Ian has elected to have $50,000 per month of his total remuneration, plus the total value of his bonus for the year ended 30 June 2009 allocated to purchasing shares under the Directors' Share Purchase Plan.*

13 *T O'Hoy resigned as a Director and stood down from office as Chief Executive Officer on 21 July 2008. His exit date was 31 December 2008. Post-employment benefits consisting of salary/fees, leave accruals, non-monetary benefits, amortisation of LTIP and superannuation for the period 21 July 2008 – 31 December 2008 was disclosed in the 2008 report. 2009 remuneration relates to the period from 1 July 2008 – 21 July 2008 while he was a KMP.*

14 *Amounts reported for S Brauer are for the period 13 April 2009 to 30 June 2009. Non-monetary benefits relate to relocation costs incurred on commencing with the Company.*

15 *MP Brooks will cease employment on the basis of redundancy effective 30 September 2009. Final termination arrangements will be disclosed in the 2010 Annual Report.*

16 *Amounts reported for A Leyden are for the period 31 March 2009 to 30 June 2009 reflecting his appointment to the Foster's Leadership Team effective 31 March 2009. Prior to this date he held the position of Global Director, Business Process & Information Technology.*

17 *Amounts reported for A Stevens are for the period 17 February 2009 to 30 June 2009. On his commencement with the Company, he received a sign-on bonus of $200,000 (refer "other payments") and an allocation of $300,000 worth of shares restricted for three years (refer "Other Equity" for FY09 amortisation value, and Table 8A for details). Non-monetary benefits relate to relocation costs incurred on commencing with the Company.*

18 *D Watt was appointed to the position of Transformation Director on 14 April 2009. Donna is not an employee of Foster's Group. Ms Watt is not listed in the table as the services provided by her are in her capacity as an employee of the consultancy firm KPMG.*

19 *D Bortolussi resigned from the position of Chief Strategy Officer effective 31 May 2009.*

20 *M Hudson ceased employment on 3 July 2009. Severance of one year's total remuneration was paid in accordance with his contract. Paul Conroy was appointed to the role of Acting Company Secretary on 3 July.*

21 *J Odell ceased employment effective 14 November 2008. Termination payment equalled one year's total remuneration and comprised a combination of payment in lieu of notice and a severance payment in accordance with his employment contract.*

22 *S Weiss ceased employment effective 20 February 2009. Termination payment equalled 48 weeks salary in accordance with his employment contract.*

23 *The aggregate total remuneration disclosed for all nominated executives in the 2008 Annual Report was $12,723,062, with the difference being due to changes in the nominated executives listed. A more useful comparison is achieved from examining the average weekly remuneration of all nominated executives as disclosed in the 2008 and 2009 remuneration reports (including short-term benefits, share-based payments and post-employment benefits, but excluding termination payments). On average, weekly remuneration for nominated executives has increased 2.8% from 2008 to 2009.*

For the nominated executives, Table 7C illustrates the proportion of fixed and at-risk remuneration for the year ended 30 June 2009, shown as a percentage of actual aggregate remuneration. All amounts are in Australian dollars.

Table 7C – Summary of 2009 actual remuneration (nominated executives)

	Fixed Remuneration[1]	At Risk – Short Term Incentive[2]	At Risk – Long Term Incentive[3]
Executive Director			
ID Johnston	53%	36%	11%
Other Key Management Personnel			
S Brauer	100%	-	-
MP Brooks	55%	10%	35%
PR Jackson	66%	6%	28%
AJ Leyden	44%	21%	35%
AR McKay	55%	15%	30%
SM Smith	64%	6%	30%
A Stevens	94%	-	6%
Former Executive Director			
TL O'Hoy	68%	-	32%
Former Key Management Personnel			
DL Bortolussi	61%	-	39%
MM Hudson	56%	10%	34%
J Odell	59%	-	41%
S Weiss	70%	-	30%

1 *Fixed remuneration includes value of cash salary, leave accruals, non-monetary benefits, and superannuation contributions as stated in Section 7 (but excluding termination payments), plus Alex Stevens' sign-on bonus.*

2 *Short Term Incentives include cash payments made under the Short Term Incentive Plan. The total STIP paid, incorporating both cash and deferred shares as a percentage of the nominated executive's target 2009 STIP was as follows: Brooks – 40% (60% of target STIP was forfeited), Jackson – 21% (79% of target STIP was forfeited), Leyden – 27% (73% of target STIP was forfeited), McKay – 54% (46% of target STIP was forfeited), Smith – 19% (81% of target STIP was forfeited), Hudson – 36% (64% of target STIP was forfeited).*

3 *Long Term Incentives include the amortised value of available offers under the Long Term Incentive Plan plus the amortised value of deferred shares awarded under the Restricted Share Plan.*

Section 8. Equity instruments relating to Directors and nominated executives

Table 8A – Shareholdings of Directors and nominated executives[1]

		Balance of shares at start of year	Shares acquired during the year as part of remuneration[2]
Non-executive Directors			
DA Crawford	2009	35,250	15,938
	2008	25,005	9,102
ML Cattermole	2009	175,918	9,294
	2008	169,229	8,226
PA Clinton	2009	-	3,206
	2008	-	-
MG Ould	2009	59,976	10,625
	2008	47,124	10,661
MJ Ullmer	2009	-	4,016
	2008	-	-
Former Directors			
GW McGregor	2009	39,690	-
	2008	33,559	4,832
TL O'Hoy	2009	503,857	-
	2008	433,468	70,233
Executive Director (Chief Executive Officer)			
ID Johnston	2009	10,187	69,142
	2008	5,000	5,072
Other Key Management Personnel			
S Brauer	2009	-	-
	2008	-	-
MP Brooks	2009	47,773	-
	2008	47,617	156
PR Jackson	2009	511	-
	2008	337	156
AJ Leyden	2009	18,114	18,377
	2008	-	-
AR McKay	2009	673	-
	2008	517	156
SM Smith	2009	493	-
	2008	326	156
A Stevens	2009	-	54,129
	2008	-	-
Former Key Management Personnel			
DL Bortolussi	2009	688	-
	2008	517	156
MM Hudson	2009	62,066	-
	2008	61,910	156
J Odell	2009	119,313	-
	2008	119,013	156
S Weiss	2009	257	
	2008	174	83

1 *Includes directly held ordinary and phantom deferred shares, nominally held shares, and shares held by related parties of the individual.*

2 *Includes shares granted under the Restricted Share Plan and Directors' Share Purchase Plan. Shares purchased under the Directors' Share Purchase Plan during the reporting period utilise fees attributable to the period 1 April 2008 – 31 March 2009. Prior to his appointment to the role of Chief Information Officer, A Leyden received an allocation of shares under the restricted share plan, to underpin retention. A Stevens received an allocation of shares under the restricted share plan as part of the employment offer made to attract him to the role of Managing Director, Carlton & United Breweries.*

3 *Includes purchases and shares acquired under the Dividend Reinvestment Plan.*

4 *For D Bortolussi, J Odell and S Weiss, this includes Long Term Incentive Plan shares which were forfeited on cessation of employment.*

5 *Balance of shares held as at 25 August 2009 relate to the date on which the Annual Report was signed, and is relevant to Directors only.*

Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year[3]	Other changes during the year[4]	Balance of shares held at end of year	Balance of shares held at reporting date[5]
-	1,702	-	52,890	52,890
-	1,143	-	35,250	35,250
-	74	(1,608)	183,678	183,678
-	34	(1,571)	175,918	175,918
-	-	-	3,206	3,206
-	-	-	-	-
-	2,896	-	73,497	73,497
-	2,191	-	59,976	59,976
-	-	-	4,016	4,016
-	-	-	-	-
-	771	-	n/a	n/a
-	1,299	-	39,690	39,690
-	-	-	n/a	n/a
-	156	-	503,857	503,857
-	492	-	79,821	79,821
-	115	-	10,187	10,187
-	-	-	-	n/a
-	-	-	-	n/a
39,270	-	-	87,043	n/a
-	-	-	47,773	n/a
-	26		537	n/a
-	18	-	511	n/a
37,510	1,901	(46,800)	29,102	n/a
-	-	-	-	n/a
43,250	-	-	43,923	n/a
-	-	-	673	n/a
28,820	679		29,992	n/a
-	11	-	493	n/a
-	-	-	54,129	n/a
-	-	-	-	n/a
33,410	793	(5,410)	n/a	n/a
-	15	-	688	n/a
6,820	-	-	68,886	n/a
-	-	-	62,066	n/a
9,110	87	(9,110)	n/a	n/a
-	144	-	119,313	n/a
6,600		(6,600)	n/a	n/a
-	-	-	257	n/a

Aggregate LTIP opportunities and movements during the year are summarised below. Non-executive Directors do not participate in the LTIP.

Table 8B – Aggregate LTIP opportunities and changes

		Maximum share opportunity at start of year[1]	Share opportunities offered during the year (maximum)[2]	Fair value of LTIP offered during the year[3]	Shares vested and converted during the year[4]
Executive Director (Chief Executive Officer)					
I Johnston	2009	-	343,000	$1,444,030	-
	2008	-	-	-	-
Other Key Management Personnel					
S Brauer	2009	-	-	-	-
	2008	-	-	-	-
MP Brooks	2009	308,500	95,600	$291,580	39,270
	2008	268,600	106,900	$316,514	-
PR Jackson	2009	162,200	78,800	$240,340	4,620
	2008	92,800	69,400	$144,172	-
AJ Leyden	2009	217,100	37,600	$114,680	37,510
	2008	-	-	-	-
AR McKay	2009	230,000	114,000	$347,700	43,250
	2008	209,400	97,800	$297,204	-
SM Smith	2009	150,000	78,800	$240,340	28,820
	2008	153,800	50,200	$159,452	-
A Stevens	2009	-	-	-	-
	2008	-	-	-	-
Former Executive Director & Key Management Personnel					
T O'Hoy	2009	685,600	-	-	-
	2008	1,309,400	580,400	$1,706,680	-
DL Bortolussi	2009	240,200	89,600	$273,280	33,410
	2008	199,400	96,800	$284,368	-
MM Hudson	2009	350,000	110,400	$336,720	6,820
	2008	263,200	86,800	$230,888	-
J Odell	2009	598,900	147,600	$450,180	92,710
	2008	566,500	199,600	$611,192	-
S Weiss	2009	298,600	23,400	$71,370	6,600
	2008	186,600	89,600	$238,336	-

1 *Maximum share opportunity is the maximum number of shares that can be achieved from all unvested LTIP offers as at the date indicated.*
2 *Share opportunities offered during the year include those under the 2008 LTIP offer.*
3 *Fair value is determined at the date of offer and is explained in section 8E.*
4 *On 24 September 2008, the Australian peer group of the first tranche of the 2007 offer vested at 79% of maximum. Shares were allocated at $5.55 per share. On 28 January 2009, the Extended 2004 offer vested. Shares under that offer were allocated at $5.30 per share.*
5 *Share opportunities lapsed during the year are 2003 Extended offer and 2005 offer. For D Bortolussi, M Hudson, J Odell and S Weiss this value includes all offers, which lapsed on their exit date.*
6 *The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 8E).*
7 *The net value of LTIP offered, vested, converted and lapsed during the year provides an indication of incremental value received during the year by aggregating the shaded columns (where those lapsed are treated as a negative).*

Value of those converted during the year	Value of shares converted (over and above fair value)	Share opportunities lapsed during the year[5]	Value of lapsed opportunities[6]	Incremental value of LTIP during year[7]	Maximum share opportunity at year end[1]
-	-	-	-	$1,444,030	343,000
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
$209,574	$72,955	103,310	$589,985	-$88,831	261,250
-	-	67,000	$188,270	$128,244	308,500
$25,641	$13,352	28,140	$98,847	$167,134	208,240
-	-	-	-	$144,172	162,200
$199,381	$65,812	90,470	$269,888	$44,173	126,720
-	-	-	-	-	-
$230,388	$78,287	73,190	$226,025	$352,063	227,560
-	-	77,200	$216,932	$80,272	230,000
$153,201	$50,620	51,420	$152,703	$240,838	148,560
-	-	54,000	$151,740	$7,712	150,000
-	-	-	-	-	-
-	-	-	-	-	-
-	-	685,600	$2,088,184	-$2,088,184	-
-	-	1,204,200	$3,717,336	-$2,010,656	685,600
$178,426	$62,675	296,390	$949,515	-$497,810	-
-	-	56,000	$157,360	$127,008	240,200
$37,851	$19,710	373,600	$1,252,612	-$878,041	79,980
-	-	-	-	$230,888	350,000
$493,641	$166,776	653,790	$2,366,775	-$1,422,955	-
-	-	167,200	$469,832	$141,360	598,900
$36,630	$19,074	315,400	$1,025,164	-$917,164	-
-	-	-	-	$238,336	276,200

The table below outlines the target and maximum LTIP opportunities for executive Directors and nominated executives in all current offers under the Company's LTIP as at 30 June 2009.

Table 8C – Current LTIP opportunities (by offer)

	2006		2007		2008	
	Target[1]	Maximum	Target[1]	Maximum	Target[1]	Maximum
Executive Director (Chief Executive Officer)						
ID Johnston	-	-	-	-	171,500	343,000
Other Key Management Personnel						
S Brauer	-	-	-	-	-	-
MP Brooks	53,600	107,200	29,360	58,720	47,800	95,600
PR Jackson	35,700	71,400	29,400	58,800	39,400	78,800
AJ Leyden	32,800	65,600	11,760	23,520	18,800	37,600
AR McKay	33,100	66,200	23,680	47,360	57,000	114,000
SM Smith	25,600	51,200	9,280	18,560	39,400	78,800
A Stevens	-	-	-	-	-	-
Former Executive Director & Key Management Personnel[2]						
TL O'Hoy	-	-	-	-	-	-
MM Hudson	-	-	-	-	-	-
DL Bortolussi	-	-	-	-	-	-
J Odell	-	-	-	-	-	-
S Weiss	-	-	-	-	-	-

1 *Target opportunity is the number of shares allocated on reaching median performance.*
2 *All offers for former employees lapsed on their termination.*

Table 8D – Offers made during the year

	Target opportunity (number of shares)[1]	Maximum opportunity (number of shares)[2]	Offer date	Start date performance period	End date performance period	Value ($) per maximum entitlement at offer date[3]
Executive Director (Chief Executive Officer)						
Ian Johnston	171,500	343,000	24/11/08	1/9/08	31/8/11	$4.21
Other Key Management Personnel						
S Brauer	-	-	-	-	-	-
MP Brooks	47,800	95,600	24/9/08	1/9/08	31/8/11	$3.05
PR Jackson	39,400	78,800	24/9/08	1/9/08	31/8/11	$3.05
AJ Leyden	18,800	37,600	24/9/08	1/9/08	31/8/11	$3.05
AR McKay	57,000	114,000	24/9/08	1/9/08	31/8/11	$3.05
SM Smith	39,400	78,800	24/9/08	1/9/08	31/8/11	$3.05
A Stevens	-	-	-	-	-	-
Former Executive Director and Key Management Personnel						
TL O'Hoy	-	-	-	-	-	-
DL Bortolussi	44,800	89,600	24/9/08	1/9/08	31/8/11	$3.05
MM Hudson	55,200	110,400	24/9/08	1/9/08	31/8/11	$3.05
J Odell	73,800	147,600	24/9/08	1/9/08	31/8/11	$3.05
S Weiss	11,700	23,400	24/9/08	1/9/08	31/8/11	$3.05

1 *Target opportunity is the number of shares allocated on achieving median performance.*
2 *The maximum opportunity is the number of shares allocated on achieving or exceeding the 85th percentile.*
3 *The value per maximum opportunity is the fair value per share opportunity based on the maximum possible allocation. Refer to Section 8E for more details.*

In accordance with AASB 2 'Share-based Payment', each LTIP offer is valued as at its date of offer. The valuation model adopted to value the LTIP uses a 'Monte Carlo' simulation, which assesses the impact of the market-related performance conditions by projecting the share price of the companies in the peer group (refer Tables 4B and 4C), while allowing for correlations between those companies' share price movements.

The model incorporates the Company's share price at the date of offer, the expected risk-free rate of interest for the performance period, the expected annual dividend yield and the expected annual volatility of the share price returns.

A simulation process is then executed numerous times to arrive at a distribution of possible LTIP offer values. The average of these values over all the simulations is the value of the LTIP at the offer date.

Offers made during the year, have the valuations and inputs shown below:

Table 8E – Valuation of LTIP offers

LTIP Offer	Offer date	Value[1]	Share price at valuation date	Foster's expected volatility[2]	Vesting period/ expected life[3]	Expected dividends[4]	Risk-free interest rate[5]
2008 CEO	24/11/08	$4.21	$5.39	26.00%	2.77 years	4.6%	3.44%
2008	24/9/08	$3.05	$5.24	24.00%	2.93 years	4.6%	5.54%

1 *The value is the fair value as at the offer date based on the Monte Carlo simulation technique explained above. For the 2008 offers, allocations relating to both Peer Groups are valued separately for each tranche. The CEO offer value of $4.21 represents the weighted average of the six valuations across all tranches and peer groups; Peer Group one is valued at $4.90 for tranche 1, $4.36 for tranche 2 and $4.04 for tranche 3 and Peer Group two is valued at $4.73 for tranche 1, $4.21 for tranche 2 and $3.92 for tranche 3. For the 2008 offer that has been valued $3.05, the six component valuations are $2.74, $2.76, $2.74, $3.77, $3.39 and $3.20 respectively.*

2 *Expected volatility is based on historical volatility measured over an appropriate period.*

3 *Vesting period/expected life is the number of years between the offer date and the end of the potential vesting.*

4 *Expected dividends are based on an analysis of the Company's historical dividend payments and yields.*

5 *The risk-free interest rate is based on yields on Australian Treasury Bonds as at the offer date.*

GROUP FINANCIAL REVIEW

Transformation Momentum

In the six months since announcing a major transformation program, Foster's has put in place a new strategy; a new company structure; and is embedding a new culture across the business.

Organisational renewal is accelerating with new operational leadership in the Americas, Australasian wine and Carlton & United Breweries (CUB).

This year's result includes $21 million of efficiency benefits and Foster's remains on-track to deliver $100 million of benefits in 2011.

Business Highlights

In a challenging global economy, the 2009 result stands as a reminder of the continuing strength of Foster's.

The Australian beer, cider and spirits business, now known as CUB, returned an excellent result.

Australian beer volumes were up in a good domestic market and Foster's continue to leverage a leading innovation program for strong earnings growth.

Wine Review related initiatives are on track and there is an extraordinary amount of activity underway. However the wine category is bearing the full brunt of a lack of consumer confidence brought on by global economic conditions.

Wine returns are not where Foster's wants them to be, but wine remains a profitable business, producing exceptional quality wines and continues to generate solid cash flows.

Overall, Foster's brands are in very good shape, holding their own in a tough consumer environment.

Foster's took write downs in 2009 of $397.6 million associated with the Transformation Program, well within the range forecast in February.

Foster's balance sheet is strong, with conservative gearing, good cash reserves and substantial committed undrawn bank facilities.

Foster's business strength, change momentum and strong brand health provide confidence that the business is in good shape now, and that better is to come.

Financial Highlights

Foster's reported a 4.0% increase in net profit[1] to $741.5 million, with earnings per share[1] up 4.6% to 38.5 cents.

Cash flow was robust and benefited from tighter management of working capital. Cash conversion increased 8.7 percentage points to 101.9%[2] of EBITDAS[3] and cash flow after dividends was $308.9 million.[2]

Net sales revenue increased 2.7% and EBITS[4] was up 2.3%. On a constant currency basis net sales revenue declined 1.6%, EBITS declined 2.7% and earnings per share increased 2.4%.

Reported net profit increased to $438.3 million and included significant items totalling $397.6 million ($287.2 million after tax) identified in February 2009.

Beer, Cider and Spirits (BCS) in Australia, Asia and Pacific (AAP) continued to perform strongly. On an underlying basis[5] AAP beer net sales revenue increased 5.3% and AAP BCS EBITS increased 4.8%. AAP BCS EBITS was negatively impacted by currency. On a constant currency basis underlying EBITS increased 9.6% and 14.5% in the second half. In Australia, beer volume benefited from category growth and the continuation of a strong innovation program.

Foster's beer portfolio in Australia includes 7 of the top 10 brands, 3 of the 5 fastest growing beers and in value terms 3 of the 5 largest new products released in the past 12 months.[6]

Global wine EBITS declined 7.3% to $363.9 million with a favourable exchange rate benefit offset by deteriorating economic conditions, $34.6 million of one-time items and higher costs of sales. Recessionary economic conditions in Americas, EMEA, Asia and the Pacific have significantly impacted consumer purchasing patterns and customers' inventory management practices. The one-time items reported in wine EBITS consist of a $16.9 million impact from the transition to direct distribution in key Nordic markets and a $17.7 million adjustment relating to prior period distributor rebates in Americas.

Global wine volume declined 5.3%. The key factors negatively impacting fiscal 2009 volume were the exit from the cask category in Australia; 1.1 million cases of customer inventory reductions, more pronounced in premium and luxury wines; a 0.6 million case reduction in shipments relating to the transition to direct distribution in key Nordic markets and a 0.4 million reduction in shipments relating to increased in-market bottling in the UK.

Higher margin on-premise consumption and sales of luxury, icon and some premium wines have declined, while outside of Australia lower margin commercial wines are experiencing strong growth, with an increasing impact through the second half.

Foster's retains a robust financial position with significant available liquidity. Interest cover was 7.9 times and at 30 June 2009 Foster's had cash balances of $133 million and $1.6 billion of committed undrawn bank facilities.

Net debt increased $208.7 million as cash flow from operations after dividends of $308.9 million were primarily offset by payments associated with the business Transformation Agenda and a $404.1 million non-cash impact from exchange rate movements since June 2008. Reflecting the increase in net debt, gearing increased to 69.5%.

Transformation Agenda

Foster's has built substantial momentum in the implementation of the business Transformation Agenda. This program is built on outcomes of the wine strategic review announced in February 2009, with implementation now well advanced. The renewal of the operational leadership team, revision of management structures and structural separation of beer and wine in Australia is now complete. Implementation of efficiency programs is in-line with expectations with initial benefits being realised in overhead reductions.

Foster's remains on-track to deliver $100 million of efficiency benefits in the 2011 financial year with approximately $21 million of benefits included in 2009 earnings. As at 30 June 2009, a net 301 roles have been eliminated as a result of the implementation of efficiency initiatives.

---

1 *Before significant items and SGARA (refer page 39).*
2 *Continuing business before payments relating to significant items and disputed tax assessments (refer page 44).*
3 *Earnings before interest, tax, depreciation, amortisation, significant items and SGARA (EBITDAS).*
4 *Earnings before interest, tax, significant items and SGARA (EBITS).*
5 *Underlying basis excludes the distribution of the Boags brand, asset sale profits and logistics transformation costs from the prior period.*
6 *Source: Nielsen packaged beer to 30 June 2009.*

Capability

Leadership: Foster's has completed the renewal of the operational leadership team with the appointment of new leadership to CUB, the Australasian wine business and in Americas.

Culture and People: Foster's continues to develop an Accountable, Adaptable and Aggressive performance culture. All Foster's people now have clear priorities and performance expectations with aligned incentive structures that reflect Foster's strategic imperatives – growth, efficiency and capability. Capability development is progressing well through increased investment in training and enhanced leadership, development and performance management processes.

Efficiency

Operational structure: Foster's has implemented a new operational structure that re-creates direct management responsibility for integrated business units. By reintegrating production with related marketing and selling activities the new operational structure provides increased transparency and accountability and significantly reduces complexity. The new operational structure will increase decision making speed and reduce time to market.

Efficiency program: Major cost efficiency initiatives implemented in 2009 were reductions in corporate costs; the restructuring and centralisation of marketing and sales support functions in Australia; and overhead reductions in Americas and Europe, Middle East and Africa (EMEA).

Implementation of efficiency initiatives is ongoing. Further reductions in overheads are anticipated along with the realisation of benefits from procurement initiatives in the 2010 and 2011 financial years. A focus on strategic partnerships that leverage Foster's global scale is evident with contracts for recruitment and technology services agreed. Manufacturing efficiency initiatives have been implemented at all major production, packaging and distribution facilities with a focus on driving continuous improvement.

Wine Production Network: Foster's has made good progress on the Californian and Australian vineyard and winery divestment program. In Australia and California an expression of interest phase has been completed and a request for tender process is underway. In California the reconfiguration of the St Helena winery is proceeding as planned and winemaking activity in the Central Coast has been consolidated at the Paso Robles facility. In addition packaging capacity in Australia was re-aligned to capture efficiency benefits in the second half.

Growth

Separation of beer and wine in Australia: In the June quarter Foster's restructured and separated Australian beer and wine sales activities. Under the new structure overlapping sales and marketing activities were rationalised with cost savings more than offsetting an increased investment in sales representatives. Customer call frequency and coverage have increased and customer feedback on the new structure, sales call quality and execution of the transition is very encouraging. Significant overhead efficiencies have been realised through centralisation and simplification of processes and elimination of low value adding activities.

Beer Focus: CUB is Australia's leading beer business and work is underway to reinforce its strong market leadership notwithstanding increasing competition, including from retailers. CUB's competitive advantage is being further enhanced with increased brand investment translating to improvement in brand equity and focus from an expanded beer sales force.

Wine Portfolio Shaping: In the second half Foster's completed its withdrawal from the cask segment in Australia and made good progress on rationalising Australian tail wine brands and longer term portfolio reshaping identified in the wine strategic review. Of the 37 brands identified, deletion plans are in place for 17 brands; divestment of 1 brand has been completed; a sale process is underway for 6 brands; and an optimal exit strategy for the remaining 13 brands is expected to be implemented in the next 6 months.

Wine innovation is a priority focus and now embedded in the business with clear targets and supported by increased investment. Successful Australian innovation included Yellowglen Leila, Lindemans Early Harvest, Rosemount O, and Wolf Blass Green Label and Veraé. Foster's also has a strong boutique on-premise innovation program in Australia including Heemskerk, Gabbiano, Aerins Vineyard from Seppelt and a "Maison de Grand Esprit" range sourced from France. Recently released varietals under the Beringer California Collection, Lindemans and the Little Penguin brands are performing strongly in the off-premise channels in the Americas, with innovation focus now moving to higher price segments.

In EMEA, Foster's innovation is focused on the higher margin markets outside the UK with the launch of South African, Italian and Californian wines.

Significant Items

One-off costs and writedowns as identified in February 2009 were $397.6 million ($287.2 million after tax) and included cash costs of $119.3 million and non-cash costs of $278.3 million. Cash costs included restructuring and redundancy costs. Non-cash costs included write downs to vineyards, brands and inventory. The inventory write down relates to surplus inventory identified as a result of the significant decline in luxury wine volume in Americas, the exit from tail brands in Australia and the strategic portfolio refocusing and reshaping initiatives.

Outlook

Substantial progress was made in 2009 towards achieving Foster's strategic agenda. Foster's business transformation will continue in 2010 with continued focus on building growth, efficiency and capability across the organisation and the realisation of benefits from the transformation activities completed to date.

Trading conditions in key wine markets will remain challenging in 2010 due to the ongoing impact from recessionary economic conditions, however, initiatives in 2009 toward improving Foster's route to market capability, the reduction of customer inventories, and portfolio reshaping will translate to compounding improvement and leave Foster's well placed for when economic conditions improve.

The Australian beer market remains very robust and is benefiting from strong innovation across the category. CUB continues to lead innovation and will benefit from increased sales focus and customer coverage.

Progress towards Foster's cost savings target of $100 million in the 2011 financial year will create efficiency benefits across the business in the 2010 financial year.

Result Summary

12 Months to 30 June	2009	2008		2008	
				Constant	
	Reported	Reported	Change	Currency	Change
	$m	$m	%	$m	%
Net sales revenue	4,491.1	4,372.7	2.7	4,564.7	(1.6)
– Australia, Asia and Pacific	962.4	948.4	1.5	912.1	5.5
– Americas	165.9	150.8	10.0	238.0	(30.3)
– Europe, Middle East and Africa	61.1	87.3	(30.0)	94.3	(35.2)
– Corporate	(24.4)	(47.6)	48.7	(46.7)	47.8
EBITS	1,165.0	1,138.9	2.3	1,197.7	(2.7)
SGARA	(21.9)	1.9	>(200.0)	2.1	>(200.0)
EBIT	**1,143.1**	**1,140.8**	**0.2**	**1,199.8**	**(4.7)**
Net finance costs	(146.6)	(144.7)	(1.3)	(181.4)	19.2
Continuing net profit before tax	**996.5**	**996.1**	**-**	**1,018.4**	**(2.2)**
Tax	(266.6)	(279.3)	4.5	(285.6)	6.7
Continuing net profit after tax	**729.9**	**716.8**	**1.8**	**732.8**	**(0.4)**
Minority interests	(4.4)	(5.8)	24.1	(5.8)	24.1
Continuing net profit after tax and minority interests (before significant items)	**725.5**	**711.0**	**2.0**	**727.0**	**(0.2)**
Discontinued operations trading result after tax	-	3.6	(100.0)	3.9	(100.0)
Net profit after tax (before significant items)	**725.5**	**714.6**	**1.5**	**730.9**	**(0.7)**
Continuing operations significant items (net of tax)	(287.2)	(605.8)		(676.6)	
Discontinued operations significant items (net of tax)	-	2.9		2.8	
Net profit after tax attributable to members of Foster's Group Limited	**438.3**	**111.7**	**>200.0**	**57.1**	**>200.0**
Net profit after tax (before significant items & SGARA)	741.5	713.2	4.0	729.4	1.7
EPS (before significant items & SGARA) (cents)	38.5	36.8	4.6	37.6	2.4
Reported EPS (cents)	22.8	5.8	>200.0	2.9	>200.0
Average shares (number – million)	1,925.2	1,938.3		1,938.3	

Refer reconciliation to the Income Statement on page 39.

Exchange rates: *Average exchange rates used for profit and loss purposes in 2009 are: $A1 = $US 0.7504 (2008: $A1 = $US 0.8960), $A1 = GBP 0.4623 (2008: $A1 = GBP 0.4473). Period end exchange rates used for balance sheet items in 2009 are: $A1 = $US 0.8102 (2008: $A1 = $US 0.9617. $A1 = GBP 0.4890 (2008: $A1 = GBP 0.4822).*

Constant currency: *Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.*

SGARA: *Australian Accounting standard AASB141 "Agriculture".*

Reconciliation to the Income Statement

12 Months to 30 June	Reference	2009	2008
		Reported $m	Reported $m
Net sales revenue	Group Financial Review – p38	4,491.1	4,372.7
Other revenue		193.4	185.8
Total revenue	**Income statement – p46**	**4,684.5**	**4,558.5**
EBITS	Group Financial Review – p38	1,165.0	1,138.9
SGARA		(21.9)	1.9
EBIT		1,143.1	1,140.8
Significant items before tax		(397.6)	(730.4)
Profit from continuing operations before tax and finance costs	**Income statement – p46**	**745.5**	**410.4**
Tax	Group Financial Review – p38	(266.6)	(279.3)
Significant items – tax		110.4	124.6
Income tax expense relating to continuing operations	**Income statement – p46**	**(156.2)**	**(154.7)**
Discontinued operations trading result after tax	Group Financial Review – p38	-	3.6
Discontinued operations significant items after tax			2.9
Net profit from discontinued operations	**Income statement – p46**	**-**	**6.5**
Net profit after tax before significant Items and SGARA	Group Financial Review – p38	741.5	713.2
Significant items post tax – continuing operations		(287.2)	(605.8)
Discontinued operations significant items after tax		-	2.9
SGARA post tax		(16.0)	1.4
Net profit attributable to members of Foster's Group Limited	**Income statement – p46**	**438.3**	**111.7**

Foster's Australia, Asia and Pacific

12 Months to 30 June	2009	2008		2008	
Continuing Business pre significant Items	Reported	Reported	Change %	Constant Currency	Change %
BCS Volume (million 9L cases)	**110.6**	110.9	(0.3)	110.9	(0.3)
Wine Volume (million 9L cases)	**9.9**	10.7	(7.5)	10.7	(7.5)
Total Volume (million 9L cases)	**120.5**	121.6	(0.9)	121.6	(0.9)
BCS NSR ($ millions)	**2,324.4**	2,267.8	2.5	2,267.2	2.5
Wine NSR ($ millions)	**670.2**	676.2	(0.9)	672.6	(0.4)
Total Net Sales Revenue ($ million)	**2,994.6**	2,944.0	1.7	2,939.8	1.9
BCS EBITS ($ millions)	**803.2**	780.2	2.9	746.7	7.6
Wine EBITS ($ millions)	**159.2**	168.2	(5.4)	165.4	(3.7)
Total EBITS ($ millions)	**962.4**	948.4	1.5	912.1	5.5
EBITS / NSR Margin (%)	**32.1**	32.2	(0.1)pts	31.0	1.1pts

Structural Separation of Beer and Wine Businesses

In June Foster's completed the restructuring and structural separation of beer and wine activities in Australia.

The structural separation included the appointment of new Managing Directors to each business; the restructuring and separation of beer and wine sales, marketing and support functions; and the re-creation of end to end business units through the re-integration of management responsibility for beer and wine supply activities with the respective sales and marketing activities.

Through the restructuring, significant overhead and marketing efficiencies have been realised and sales teams expanded. Customer call frequency and coverage have increased and customer feedback on the transition, the new structure and sales call quality continues to be very encouraging, particularly for the increase in wine specialists.

Foster's retains a single customer service centre, billing system and logistics platform to serve Australian customers. The single platform provides enhanced customer service through single delivery of beer and wine products and provides operational efficiencies.

In 2009 costs of operating the combined sales, marketing and related support functions in Australia have been allocated to AAP BCS and AAP Wine on a consistent basis as in prior years.

In the 2010 financial year the beer and wine businesses will incur separate sales, marketing and related overhead costs. As announced in February 2009 AAP BCS' actual costs in the 2010 financial year are expected to be approximately $60 million lower and AAP Wine's approximately $60 million higher than under the current allocation methodology.

Beer, Cider and Spirits/RTD

The Australian beer category continues to benefit from volume growth with increased innovation. Pricing and mix trends remain favourable. However the rate of growth in the premium import category moderated in the second half.[6]

In Australia Foster's beer volume benefited from category growth and the continuation of a strong innovation program. Underlying Australian beer volume and net sales revenue, which excludes Boag's from the prior year, increased 2.3% and 5.5% respectively.

The Carlton brand continues to perform strongly with improved marketing and promotional execution and successful innovation. Carlton Draught net sales revenue increased 11.1% benefiting from continuing investment in marketing programs. Carlton Dry net sales revenue increased almost 70%. The Carlton brand benefited from a strong innovation program with the recent launch of Carlton Natural Blonde and, building on the success of Carlton Dry Fusion Lime, the launch of Carlton Dry Fusion Lemon.

The Pure Blonde brand continues to be the low-carbohydrate leader[6] with net sales revenue up 25.8%. Building on Pure Blonde's market position, Pure Blonde Naked Ale the first low-carbohydrate beer in the mid strength category, was introduced in Queensland in October 2008 and is now being extended into other mid strength markets.

VB is benefiting from renewed management focus and strong consumer marketing support. In both the May and June rolling quarters the VB brand returned to value growth[6] and benefited from the highly successful "raise a glass" partnership and the launch of the new "the Regulars" campaign.

Foster's continues to lead the international and domestic premium, regular and light (low alcohol) categories.[6] In the domestic premium category Crown Lager performed solidly, and recently released products Cascade Green, Fat Yak and Carlton Dry Fusion are performing strongly.

Recently launched Fat Yak is now one of Australia's leading craft beers and complements an already strong craft beer portfolio that includes Beez Neez, Redback and Alpha Pale Ale.

Cider in Australia benefited from strong category growth and a successful innovation program that included the launch of Strongbow Spark and Mercury Artisan. Cider volume increased 17.2% and net sales revenue increased 23.0%.

Spirits/ready to drink (RTD) net sales revenue declined 23.4% following the change to RTD excise tax in 2008.

Underlying beer net sales revenue per case in Australia increased 3.0% with a strong contribution from price and mix. Pricing growth in the premium categories moderated through the second half. Net sales revenue per case, which includes delivery charges, was also impacted by the transition from store to distribution centre deliveries for a major customer. The reduction in delivery charge revenue has been offset by the elimination of costs directly associated with the deliveries and other cost savings.

Volume in Asia and the Pacific declined 7.9% and on a constant currency basis net sales revenue declined 2.1%. Performance in the Pacific was impacted by recessionary economic conditions and ongoing political uncertainty.

AAP BCS EBITS increased 2.9% to $803.2 million and on a constant currency basis increased 7.6%. On an underlying basis AAP BCS EBITS increased 4.8%. On a constant currency underlying basis AAP BCS EBITS increased 9.6% and in the second half increased 14.5%. The underlying basis excludes a net $14.1 million non-recurring benefit disclosed in the prior period consisting of $26.8 million of asset sale profits, $8.7 million in earnings related to the distribution of Boag's and $21.4 million of costs associated with the transformation of the Australian logistics network.

AAP BCS EBITS was negatively impacted by exchange rate movements relating to imported beer purchases, packaging and other input costs. EBITS in the second half benefited from the realisation of efficiency benefits.

AAP BCS mix adjusted unit cost of sales increased 4.9% with higher raw material costs the key factor. In the 2010 financial year Foster's expects AAP BCS mix adjusted unit cost of sales to increase between 4% and 5% with higher glass costs the key factor.

Wine

In Australia bottled wine volume increased 1.0% to 7.7 million cases and net sales revenue increased 2.1% to $534.7 million. Strong growth in the premium price points was offset by lower volume in commercial wines. Penfolds performed solidly and innovation was a key contributor to the strong performance of Lindemans and Yellowglen.

Asia Pacific was impacted by recessionary economic conditions in key markets and distributor inventory reductions in Asia. Volume declined 7.7% and on a constant currency basis net sales revenue declined 3.6%.

AAP wine constant currency net sales revenue per case increased 7.7% with mix benefiting from the exit from the cask wine category in Australia and solid volume growth in premium price points. Selective price increases were realised on luxury and icon products.

On a constant currency basis AAP wine EBITS declined 3.7% with EBITS in Australia down 2.3% and in Asia Pacific down 9.1%. The benefits of positive mix, selective price increases and efficiency realisation were offset by higher cost of sales relating to the Australian 2007 and 2008 vintages and higher advertising and promotion investment to support increased innovation.

6 *Source: Nielsen packaged beer to 30 June 2009*

Foster's Americas

12 Months to 30 June	2009	2008		2008	
Continuing Business pre significant Items	Reported	Reported	Change %	Constant Currency	Change %
BCS Volume (million 9L cases)	**4.6**	5.3	(13.6)	5.3	(13.6)
Wine Volume (million 9L cases)	**17.9**	18.0	(0.6)	18.0	(0.6)
Total Volume (million 9L cases)	**22.5**	23.3	(3.6)	23.3	(3.6)
BCS NSR ($ millions)	**5.9**	6.3	(6.3)	7.1	(16.9)
Wine NSR ($ millions)	**1,093.2**	978.3	11.7	1,159.5	(5.7)
Total Net Sales Revenue ($ million)	**1,099.1**	984.6	11.6	1,166.6	(5.8)
BCS EBITS ($ millions)	**6.6**	4.2	57.1	4.8	37.5
Wine EBITS ($ millions)	**159.3**	146.6	8.7	233.2	(31.7)
Total EBITS ($ millions)	**165.9**	150.8	10.0	238.0	(30.3)
EBITS / NSR Margin (%)	**15.1**	15.3	(0.2)pts	20.4	(5.3)pts

Wine

The organisational transformation in Americas has begun under new leadership. Foster's in-market performance remains solid with increased investment in sales execution; improved promotional effectiveness; and a strong contribution from the Beringer California Collection innovation program and pricing initiative. Financial performance however has been impacted by the recessionary economic environment, retailer and distributor initiatives to reduce inventory, higher cost of sales and a depletion accrual adjustment relating to prior years.

Foster's has supported US distributor initiatives to reduce and re-align their inventories to reflect changes in consumer purchasing, lower retailer inventories and tightening credit markets.

The US wine category slowed further in the second half with industry volume in 2009 in line with the prior year.[7] US consumers continued to trade down in price points and shift purchasing toward grocery chain and club channels. In Canada the wine category remains in modest volume growth[8] but is being impacted by unfavourable mix and pricing trends.

Foster's wine shipments were in line with the prior period at 17.9 million cases. Distributor and liquor control board depletions, which provide an indication of underlying consumer demand were 0.9 million cases ahead of shipments. Over the past two years Foster's has reduced distributor and liquor control board inventories by approximately 1.8 million cases.

US distributor depletions of Foster's Californian sourced wines (excluding Beringer White Zinfandel) increased 10.3%. Growth was driven by commercial wines with a strong contribution from Beringer California Collection varietals and the re-launched Meridian brand. Chateau St Jean depletions were solid. Depletions of luxury wines were below the prior year reflecting the decline in on-premise consumption.

US distributor depletions of Beringer White Zinfandel declined 11.9% with first half depletions impacted by prior period price increases and second half depletions in line with the prior year. Depletions of Australian sourced wine were down 0.5% with strong growth in Lindemans and the Little Penguin offset by declines in premium and luxury wines.

Volume in Canada was impacted by reductions in liquor control board inventories and prior period price increases on Australian sourced wine. Australian sourced wine volume improved through the second half. Foster's is expanding its Californian wine portfolio in Canada and successfully launched Beringer California Collection.

On a constant currency basis net sales revenue per case fell 5.1%. In the first half net sales revenue per case benefited from Beringer California Collection and Canadian price increases partially offset by negative mix. In the second half net sales revenue per case was impacted by increased promotional activity, the roll back of prior period Canadian price increases, the depletion accrual adjustment relating to prior years and the acceleration of negative mix trends as distributors disproportionally reduced luxury wine inventories.

Foster's has completed an extensive review of distributor inventories and incentive structures and has implemented initiatives to improve logistics efficiencies and distributor inventory reporting. The review process identified an under accrual of distributor rebates of $17.7 million relating to shipments in prior years. The charge has been recognised in the current period as information relating to the under accrual was not previously available.

EBITS increased 8.7% to $159.3 million and included a benefit from favourable exchange rate movements. On a constant currency basis EBITS declined 31.7% and was impacted by lower volume, the depletion accrual adjustment, increased promotional activity in commercial wines, unfavourable mix trends and higher cost of sales. Cost of sales increases reflect the higher cost 2007 and 2008 Australian, and 2006 and 2007 Californian vintages and higher glass costs in California.

7 *Source: Foster's estimates*

8 *Source: Redbook data and Foster's estimates*

Foster's Europe, Middle East and Africa

12 Months to 30 June	2009	2008		2008	
Continuing Business pre significant Items	**Reported**	**Reported**	**Change %**	**Constant Currency**	**Change %**
BCS Volume (million 9L cases)	**1.4**	1.3	1.5	1.3	1.5
Wine Volume (million 9L cases)	**8.8**	10.0	(11.6)	10.0	(11.6)
Total Volume (million 9L cases)	**10.2**	11.3	(10.1)	11.3	(10.1)
BCS NSR ($ millions)	**15.8**	12.5	26.4	12.6	25.4
Wine NSR ($ millions)	**381.6**	431.6	(11.6)	445.7	(14.4)
Total Net Sales Revenue ($ million)	**397.4**	444.1	(10.5)	458.3	(13.3)
BCS EBITS ($ millions)	**15.7**	9.4	67.0	10.8	45.4
Wine EBITS ($ millions)	**45.4**	77.9	(41.7)	83.5	(45.6)
Total EBITS ($ millions)	**61.1**	87.3	(30.0)	94.3	(35.2)
EBITS/NSR Margin (%)	**15.4**	19.7	(4.3)pts	20.6	(5.2)pts

Wine

Wine category growth continued to slow through the second half with key markets in EMEA experiencing a severe recessionary economic environment. Throughout the region consumers are trading down and switching consumption to off-premise channels and distributors and retailers have reduced inventories.

Volume declined 11.6% and included a 0.2 million case impact from retailer and distributor inventory reductions, a 0.6 million case impact from the transition to direct distribution in key Nordic markets and a 0.4 million case impact from the transfer of certain packaging activities from Australia to the UK.

The transition to direct distribution in key Nordic markets was completed in the second half. Direct distribution provides a significant enhancement to Foster's route to market capability. Anticipated margin and volume benefits began to emerge through the June quarter with substantially improved results in June. The one-time negative EBITS impact from trading disruption and the move to direct distribution was approximately $17 million.

Through the second half Foster's significantly increased the volume of wine packaged in-market in the UK in response to unfavourable mix, increasing competition and retailer initiatives to reduce inventory. In-market packaging provides a shipping cost reduction relative to packaging in Australia, however the transition negatively impacts the timing of sales as wine moves from being sold ex-Australian warehouse to ex-UK warehouse.

In the UK volume increased 1.9% with strong growth in the impulse channel and good growth in commercial wines in the grocery channel. Outside the UK volume declined 30% and was impacted by customer inventory reductions, the move to direct distribution in key Nordic markets and slowing consumer demand through the year.

Net sales revenue per case declined 3.1% on a constant currency basis and was impacted by unfavourable mix as consumers trade down and a higher portion of sales in the lower margin UK market.

EBITS margin declined 6.8 percentage points to 11.9% on a constant currency basis and was negatively impacted by lower volume, unfavourable mix and higher cost of sales. Cost of sales increases reflect the higher cost 2007 and 2008 Australian vintages partially offset by the benefit from increased in-market packaging.

Beer, Cider and Spirits/RTDs

Despite the challenging market conditions, African and Eastern (A&E) in the Middle East has continued to perform strongly – growing volume and increasing share. A&E was successful in realising price increases and through a focus on working capital has reduced inventory. Equity accounted earnings of A&E increased 24.5% to $13.1 million.

Foster's Wine Trade

12 Months to 30 June	2009	2008		2008	
Continuing Business pre significant Items	Reported	Reported	Change %	Constant Currency	Change %
AAP Volume (million 9L cases)	**9.9**	10.7	(7.5)	10.7	(7.5)
Americas Volume (million 9L cases)	**17.9**	18.0	(0.6)	18.0	(0.6)
EMEA Volume (million 9L cases)	**8.8**	10.0	(11.6)	10.0	(11.6)
Total Volume (million 9L cases)	**36.6**	38.7	(5.3)	38.7	(5.3)
AAP NSR ($ millions)	**670.2**	676.2	(0.9)	672.6	(0.4)
Americas NSR ($ millions)	**1,093.2**	978.3	11.7	1,159.5	(5.7)
EMEA NSR ($ millions)	**381.6**	431.6	(11.6)	445.7	(14.4)
Total Net Sales Revenue ($ millions)	**2,145.0**	2,086.1	2.8	2,277.8	(5.8)
AAP EBITS ($ millions)	**159.2**	168.2	(5.4)	165.4	(3.7)
Americas EBITS ($ millions)	**159.3**	146.6	8.7	233.2	(31.7)
EMEA EBITS ($ millions)	**45.4**	77.9	(41.7)	83.5	(45.6)
Total EBITS ($ millions)	**363.9**	392.7	(7.3)	482.1	(24.5)
EBITS/NSR Margin (%)	**17.0**	18.8	(1.8)pts	21.2	(4.2)pts
EBIT ($ millions)	**342.0**	394.6	(13.3)	484.2	(29.4)
Cash Conversion (%)	**118.9**	82.1	36.8pts	85.2	33.7pts

Global wine EBITS declined 7.3% to $363.9 million and included a $91 million benefit from exchange rate movements. Unit cost of sales increases were at the lower end of the mid to high single digit guidance range with higher Australian and Californian vintage costs and higher glass costs in California the key factors.

In the 2010 financial year Foster's expects wine unit cost of sales to be similar to 2009 costs on a constant currency basis with slightly lower Australian and higher Californian vintage costs.

Wine Inventory

Foster's has made good progress on reducing the surplus wine inventory identified in June 2008. Additional surplus inventory has been identified as a result of the significant decline in luxury wine volume in Americas, the exit from tail brands in Australia and the strategic portfolio refocusing and reshaping initiatives.

Vintage Update

Industry grape production in the 2009 Australian vintage was approximately 6% below the 2008 vintage.[9] Wine grape prices were generally below the prior vintage.

Grape production from Foster's owned vineyards was below the prior year with the extreme heat conditions experienced in January and February particularly impacting yields in McLaren Vale and Langhorne Creek regions. Reduced grape production and lower market prices for grapes contributed to a $21.9 million SGARA loss in Australia.

The 2009 Californian vintage is in its early stages with current expectations for the vintage to be a similar size to prior years.

Net Debt and Interest Expense

	2009 $m	2008 $m	Change %
Gross borrowings	2,764.6	2,584.5	7.0
Debt issuance costs	(19.7)	(21.2)	
Fair value adjustments to fixed debt	128.6	66.1	
Borrowings per balance sheet	**2,873.5**	**2,629.4**	**9.3**
Cash	(133.0)	(160.9)	(17.3)
Fair value of fixed rate debt hedges	(129.1)	(65.8)	
Net debt	**2,611.4**	**2,402.7**	**8.7**
Gearing (%)	69.5	62.4	(7.1)pts
Interest Expense ($ millions)	(146.6)	(144.7)	(1.3)
Interest Cover (pre significant items) (times)	7.9	7.9	-

Net debt increased $208.7 million to $2.6 billion as $308.9 million of cash flow after dividends was offset by $72 million of payments associated with the significant items, the $33.1 million acquisition of an increased interest in Foster's Group Pacific Limited, a $9.1 million payment to the Australian Commissioner of Taxation relating to ongoing tax disputes and a $404.1 million non-cash increase in debt as a result of exchange rate movements.

9 *Source: Australian Wine and Brandy Corporation*

GROUP FINANCIAL REVIEW CONTINUED

Net interest expense increased 1.3% to $146.6 million and in the second half benefited from lower rates on floating rate debt, offset by unfavourable foreign currency movements.

Foster's debt servicing ratios and cash generation are robust with interest cover of 7.9 times. However reflecting the non-cash increase in net debt as a result of exchange rate movements, gearing increased to 69.5%.

Foster's retains its long term BBB/Baa2 credit rating with a stable outlook and its current financial position is well within applicable bank covenants.

Foster's gross debt at 30 June 2009 had an average maturity of 7.4 years, approximately 86% was denominated in US dollars and approximately 40% was at floating interest rates.

Foster's manages its liquidity and as appropriate continues to renegotiate and extend bi-lateral bank facilities as and when they fall due. As at 30 June 2009, Foster's had $133 million of cash and approximately $1.6 billion committed undrawn bank facilities. Approximately 59% of the committed undrawn facilities have maturities beyond June 2010 and approximately 76% are denominated in foreign currencies.

As at 30 June 2009 Foster's had $372.5 million of debt repayable in the 2010 financial year including $300 million of Australian dollar denominated medium term notes repayable in March 2010 and $71.6 million drawn under a multi-currency term bank debt facility repayable in June 2010.

In July 2009 Foster's Board approved a US$500 million multi currency facility with a syndicate of Asian banks. Strong demand allowed Foster's to increase the size of the facility from US$300 million to US$500 million. The facility will be used for general corporate purposes and to maintain liquidity.

Cash Flow

12 Months to 30 June	2009 $m	2008 $m	Change %
EBITDAS – continuing	**1,345.2**	**1,306.5**	3.0
Working capital change	76.4	(64.2)	
Other items	(50.9)	(24.9)	
Operating cash flow before interest and tax	**1,370.7**	**1,217.4**	12.6
Dividends received	1.2	-	
Net interest paid	(155.0)	(153.2)	
Tax paid	(250.9)	(147.0)	
Net operating cash flows	**966.0**	**917.2**	5.3
Net capital expenditure	(180.9)	(52.0)	
Cash flow before dividends	**785.1**	**865.2**	(9.3)
Ordinary dividends/distributions to minorities	(476.2)	(431.3)	
Cash flow after dividends	**308.9**	**433.9**	(28.8)
Cash Conversion (OCF before interest and tax) (%)	101.9	93.2	8.7pts
Reconciliation to the Cash Flow Statement			
Continuing Net operating cash flows before significants	**966.0**	**917.2**	5.3
Discontinued business	-	4.5	
Significant item cash flows in payments	(72.0)	(7.3)	
ATO disputed tax payment	(9.1)	(244.5)	
Net cash flow from operating activities	**884.9**	**669.9**	32.1

Foster's continues to generate outstanding cash flows. Cash conversion increased 8.7 percentage points to 101.9% of EBITDAS and benefited from a reduction in debtor days and improved creditor and inventory management. BCS cash conversion was 96.7% and wine cash conversion was 118.9%.

Net capital expenditure was $180.9 million, a $128.9 million increase on the prior period that included the proceeds from the sale of the Nuriootpa and Seppeltsfield wineries and properties adjacent to the Abbotsford Brewery. Capital expenditure in 2009 included costs associated with Foster's global information technology project, the purchase of kegs and oak and upgrades to packaging capability at the Abbotsford Brewery.

Net investment expenditure included the acquisition of an additional 29% interest in Foster's Group Pacific Limited for $33.1 million.

Significant item cash flows include payments associated with the implementation of initiatives identified in the wine strategic review with the majority of the remaining cash payments expected to be made in the 2010 financial year.

The $9.1 million payment to the Australian Taxation Office relates to disputed assessments issued by the Commissioner of Taxation and announced to the market in June 2007. The dispute was heard in the Federal Court in June 2008 and Foster's continues to await judgement.

In 2009 Dividend Reinvestment Plan (DRP) entitlements associated with the final 2008 dividend were satisfied through the on-market purchases of shares and the interim 2009 DRP entitlements satisfied by the issue of shares. Foster's currently intends to satisfy the final 2009 DRP entitlements via the on-market purchase of shares.

FIVE YEAR SUMMARY

	2005	2006	2007	2008	2009
Income statement					
Net Sales Revenue	3,322.2	4,350.9	4,555.2	4,372.7	**4,491.1**
EBIT from operations					
– AAP		800.2	831.2	949.9	**940.2**
– Americas		255.3	254.9	151.2	**166.2**
– EMEA		68.9	82.2	87.3	**61.1**
– Corporate		(58.7)	(51.5)	(47.6)	**(24.4)**
EBIT (Continuing Business)	729.2	1,065.7	1,116.8	1,140.8	**1,143.1**
Net Interest	(81.0)	(243.3)	(187.1)	(144.7)	**(146.6)**
Income Tax Expense (excluding material items)	(208.6)	(248.1)	(260.7)	(279.3)	**(266.6)**
Minority Interest	(5.3)	(3.6)	(3.7)	(5.8)	**(4.4)**
Material Items (after tax)	(25.8)	(66.4)	107.8	(605.8)	**(287.2)**
Discontinued Operations – trading (after tax)	85.3	37.2	23.4	3.6	**-**
Discontinued Operations – material items (after tax)	426.1	624.7	169.7	2.9	**-**
Net Profit after Tax	**919.9**	**1,166.2**	**966.2**	**111.7**	**438.3**
Net profit prior to significant items and SGARA	531.8	612.9	716.0	713.2	**741.5**
SGARA	(17.7)	(7.1)	(38.0)	1.9	**(21.9)**
SGARA (after tax)	(12.2)	(5.0)	(27.3)	1.4	**(16.0)**
Average Shares Outstanding (Million)	1,998.8	2,012.2	2,012.7	1,937.3	**1,923.3**
Average Dilutive Shares Outstanding (Million)	1,999.6	2,012.2	2,013.5	1,938.3	**1,925.2**
Earnings Per Share	26.6	30.5	35.6	36.8	**38.5**
Reported Basic Earnings Per Share (cents)	46.0	58.0	48.0	5.8	**22.8**
Reported Diluted Earnings Per Share (cents)	46.0	58.0	48.0	5.8	**22.8**
Cash Flow					
EBITDAS (continuing business)	880.0	1,216.7	1,305.7	1,306.5	**1,345.0**
Operating cash flow	523.4	835.2	747.3	669.9	**884.9**
Asset sales and other	1,038.9	828.3	770.4	92.1	**9.4**
Capital expenditure	(239.9)	(284.9)	(195.2)	(139.3)	**(162.6)**
Investments	(3,113.3)	(206.3)	(1.4)	-	**-**
Dividend payments	(300.3)	(332.9)	(620.2)	(601.9)	**(476.2)**
Share buy-back/new issues	(146.5)	3.3	(124.6)	(180.3)	**(2.5)**
Outside equity interest	(6.3)	(1.8)	(3.1)	(0.7)	**-**
Net cash flow	**(2,244.0)**	**840.9**	**573.2**	**(160.2)**	**253.0**
Financial Strength					
Net Debt (EOP)	4,236.6	3,499.2	2,568.6	2,402.7	**2,611.4**
Total Shareholders' Equity	3,707.2	4,481.7	4,633.2	3,850.7	**3,757.4**
Book Value Per Share ($)	1.8	2.2	2.3	2.0	**1.9**
Net Tangible Assets Per Share ($)	-	0.4	0.6	0.6	**0.5**
Net Debt/Equity (%)	114.3	78.1	55.4	62.4	**69.5**
EBITS/Interest Paid cover (times)	9.2	4.4	6.2	7.9	**7.9**
Shareholder Returns					
Dividend (Cents Per Share)	20.00	21.50	23.75	26.25	**27.25**
Dividend Cover (Times)	2.3	2.7	2.0	0.2	**0.8**
Franking (%)	100.0	100.0	100.0	100.0	**100.0**
Return on Equity (%)	24.8	26.0	20.9	2.9	**11.7**
Share Prices ($)					
– Close	5.32	5.47	6.38	5.07	**5.15**
– Year High	5.88	5.98	7.14	6.90	**6.17**
– Year Low	4.56	4.56	5.26	4.82	**4.26**

INCOME STATEMENTS

Foster's Group Limited and its controlled entities.

Income statements for the financial year ended 30 June	Note	FGL		Consolidated	
		2009	2008	2009	2008
		$m	$m	$m	$m
Revenue	2	500.7	350.0	**4,684.5**	4,558.5
Cost of sales				**(2,914.5)**	(2,686.3)
Gross profit		500.7	350.0	**1,770.0**	1,872.2
Other income	2	-	1.1	**12.2**	34.6
Selling expenses				**(380.1)**	(328.5)
Marketing expenses				**(300.0)**	(331.2)
Administration expenses		(68.0)	(58.2)	**(282.1)**	(203.4)
Other expenses		(0.3)	(1.6)	**(90.1)**	(644.7)
Share of net profits of associates and joint ventures	12			**15.6**	11.4
Profit from continuing operations before tax and finance costs		432.4	291.3	**745.5**	410.4
Finance income		150.6	192.0	**21.9**	27.6
Finance costs		(174.8)	(153.2)	**(168.5)**	(172.3)
Net finance income/(costs)	2	(24.2)	38.8	**(146.6)**	(144.7)
Profit before tax from continuing operations		408.2	330.1	**598.9**	265.7
Income tax benefit/(expense) relating to continuing operations	5	29.1	0.9	**(156.2)**	(154.7)
Net profit from continuing operations		437.3	331.0	**442.7**	111.0
Net profit from discontinued operations	4			**-**	6.5
Net profit including discontinued operations		437.3	331.0	**442.7**	117.5
Net profit attributable to non-controlling interests				**(4.4)**	(5.8)
Net profit attributable to members of Foster's Group Limited		437.3	331.0	**438.3**	111.7
Earnings per share for profit from continuing operations attributable to the members of Foster's Group Limited (cents)	7				
– Basic				**22.8**	5.5
– Diluted				**22.8**	5.5
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)	7				
– Basic				**22.8**	5.8
– Diluted				**22.8**	5.8

The income statements should be read in conjunction with the accompanying notes.

BALANCE SHEETS

Foster's Group Limited and its controlled entities.

Balance sheets at 30 June	Note	FGL		Consolidated	
		2009	2008	2009	2008
		$m	$m	$m	$m
Current assets					
Cash and cash equivalents	9	**2.5**	2.6	**133.0**	160.9
Receivables	10	**11,285.4**	10,224.0	**980.0**	1,099.8
Inventories	11			**1,151.2**	1,010.8
Non-current assets classified as held for sale	13			**102.8**	38.2
Derivative financial assets	20			**0.7**	1.5
Total current assets		**11,287.9**	10,226.6	**2,367.7**	2,311.2
Non-current assets					
Receivables	10	**11.4**	16.0	**22.4**	29.2
Inventories	11			**323.8**	388.6
Investments accounted for using the equity method	12			**69.1**	58.8
Investments in subsidiaries	14	**1,804.7**	1,573.2		
Property, plant and equipment	15	**18.8**	19.2	**1,938.8**	2,040.1
Agricultural assets	16			**237.4**	291.6
Intangible assets	17	**25.8**	2.1	**2,860.4**	2,749.5
Deferred tax assets	5	**12.7**	7.8	**425.4**	317.7
Derivative financial assets	20			**129.1**	66.4
Total non-current assets		**1,873.4**	1,618.3	**6,006.4**	5,941.9
Total assets		**13,161.3**	11,844.9	**8,374.1**	8,253.1
Current liabilities					
Payables	18	**1,216.8**	1,170.7	**718.1**	721.8
Borrowings	21	**7,529.6**	6,186.3	**370.2**	45.6
Current tax liabilities		**61.0**	99.6	**80.2**	108.9
Provisions	22	**16.4**	10.4	**186.7**	139.1
Liabilities directly associated with non-current assets held for sale	13			**-**	23.4
Derivative financial liabilities	20			**3.8**	-
Total current liabilities		**8,823.8**	7,467.0	**1,359.0**	1,038.8
Non-current liabilities					
Payables	18	**9.3**	13.4	**11.4**	19.1
Borrowings	21			**2,503.3**	2,583.8
Deferred tax liabilities	5	**1.6**	2.4	**695.5**	724.7
Provisions	22	**4.2**	2.3	**47.5**	36.0
Total non-current liabilities		**15.1**	18.1	**3,257.7**	3,363.6
Total liabilities		**8,838.9**	7,485.1	**4,616.7**	4,402.4
Net assets		**4,322.4**	4,359.8	**3,757.4**	3,850.7
Equity					
Contributed equity	23	**3,524.1**	3,493.3	**3,521.7**	3,493.3
Reserves	24	**10.4**	19.9	**(373.5)**	(335.3)
Retained profits	24	**787.9**	846.6	**592.0**	663.5
Total parent entity interest		**4,322.4**	4,359.8	**3,740.2**	3,821.5
Non-controlling interest				**17.2**	29.2
Total equity		**4,322.4**	4,359.8	**3,757.4**	3,850.7

The balance sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF RECOGNISED INCOME AND EXPENSES

Foster's Group Limited and its controlled entities.

Statements of recognised income and expenses for the financial year ended 30 June	Note	FGL		Consolidated	
		2009 $m	2008 $m	2009 $m	2008 $m
Total equity at the beginning of the financial year		**4,359.8**	4,803.7	**3,850.7**	4,633.2
Cash flow hedges (net of tax)	*24*			**1.5**	0.7
Net investment hedges (net of tax)	*24*			**(178.4)**	159.4
Share based payments	*24*	**(1.0)**	5.5	**(1.0)**	5.5
Actuarial gains/(losses) on defined benefit plans (net of tax)	*24, 27*	**-**	(2.6)	**(13.8)**	(7.4)
Acquisition of non-controlling interest	*24*			**(21.1)**	-
Exchange difference on translation of foreign operations	*24*			**169.3**	(276.2)
Net income/(expense) recognised directly in equity		**(1.0)**	2.9	**(43.5)**	(118.0)
Profit for the year		**437.3**	331.0	**442.7**	117.5
Total recognised income/(expense) for the period		**436.3**	333.9	**399.2**	(0.5)
Total recognised income and expense for the period is attributable to:					
– members of Foster's Group Limited		**436.3**	333.9	**394.8**	(6.3)
– minority interests				**4.4**	5.8
Transactions with equity holders					
– contributions/(return) of equity	*23*	**30.8**	(119.6)	**28.4**	(119.6)
– dividends paid	*8, 24*	**(504.5)**	(658.2)	**(504.5)**	(658.2)
– minority interests				**(16.4)**	(4.2)
		(473.7)	(777.8)	**(492.5)**	(782.0)
Total equity at the end of the financial year		**4,322.4**	4,359.8	**3,757.4**	3,850.7

The statements of recognised income and expenses should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENTS

Foster's Group Limited and its controlled entities.

Cash flow statements for the financial year ended 30 June	Note	FGL		Consolidated	
		2009 $m Inflows/ (Outflows)	2008 $m Inflows/ (Outflows)	2009 $m Inflows/ (Outflows)	2008 $m Inflows/ (Outflows)
Cash flows from operating activities					
Receipts from customers				**7,532.1**	6,418.2
Payments to suppliers, governments and employees		**(46.1)**	(45.0)	**(6,233.4)**	(5,202.3)
Dividends received		**500.0**	350.0	**1.2**	-
Interest received		**-**	0.6	**17.4**	21.3
Borrowing costs		**(1.0)**	(1.4)	**(172.4)**	(174.7)
Income taxes paid		**(237.6)**	(159.5)	**(260.0)**	(392.6)
Net cash flows on behalf of controlled entities		**(500.0)**	(350.0)		
Net cash flows from operating activities	*31*	**(284.7)**	(205.3)	**884.9**	669.9
Cash flows from investing activities					
Payments to acquire non-controlling interests in controlled entities				**(33.1)**	-
Payments for property, plant, equipment and agricultural assets		**(5.6)**	(10.7)	**(162.6)**	(139.3)
Payments for acquisition of intangible and other assets		**(23.7)**	(2.1)	**(23.7)**	(2.1)
Payments for issues of loans				**(0.8)**	-
Net proceeds from repayment of loans		**1.8**	3.0	**1.8**	3.0
Proceeds from sale of property, plant and equipment				**5.4**	51.7
Proceeds from sale of investments and other assets		**-**	0.7	**0.9**	36.0
Proceeds from sale of controlled entities	*31*			**1.3**	1.4
Net cash flows from investing activities		**(27.5)**	(9.1)	**(210.8)**	(49.3)
Cash flows from financing activities					
Payments for shares bought back		**(2.5)**	(180.0)	**(2.5)**	(180.0)
Proceeds from issue of shares and exercise of options		**-**	(0.3)	**-**	(0.3)
Proceeds from borrowings	*21*			**462.3**	493.4
Repayment of borrowings	*21*			**(690.0)**	(444.7)
Distributions to minority interests				**-**	(0.7)
Dividends paid	*8*	**(476.2)**	(601.9)	**(476.2)**	(601.9)
Net cash flows on behalf of controlled entities		**790.8**	996.6		
Net cash flows from financing activities		**312.1**	214.4	**(706.4)**	(734.2)
Total cash flows from activities	*21*	**(0.1)**	-	**(32.3)**	**(113.6)**
Cash and cash equivalents at the beginning of the year		**2.6**	2.6	**160.9**	287.5
Effects of exchange rate changes on foreign currency cash flows and cash balances				**4.4**	(13.0)
Cash and cash equivalents at the end of the year	*31*	**2.5**	2.6	**133.0**	160.9

The cash flow statements should be read in conjunction with the accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Corporate information

The financial report of Foster's Group Limited for the year ended 30 June 2009 was authorised for issue in accordance with a resolution of the Directors on 25 August 2009. Foster's Group Limited is a company limited by shares, incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange.

Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the *Corporations Act 2001*, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report has been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value.

Statement of compliance

This financial report complies with Australian Accounting Standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

A summary of significant accounting policies of the Group under AIFRS is disclosed below.

Principles of consolidation

The consolidated financial statements have been prepared for the consolidated entity (also referred to as the 'Group') comprising Foster's Group Limited (FGL) as the parent entity, and all its controlled entities. Controlled entities are listed in note 34.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

The financial reports of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Average exchange rates used for translating profit and loss items in 2009 are AUD$1 = USD 0.7504 and GBP 0.4623 (2008 USD 0.8960 and GBP 0.4473). Period end exchange rates used for translating balance sheet items in 2009 are AUD$1 = USD 0.8102 and GBP 0.4890 (2008 USD 0.9617 and GBP 0.4822).

New accounting standards and interpretations

The Group has early adopted the following new and revised Accounting Standards issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations:

- AASB 3 "Business Combinations (revised)";
- AASB 127 "Consolidated and Separate Financial Statements (revised)"; and
- AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127.

During the period, the Group acquired a portion of non-controlling interest in Foster's Group Pacific Limited. As a result of the new requirements of AASB 127(R), $21.1 million was recognised in the Acquisition of non-controlling interest reserve in equity. Under the previous version of the accounting standard, the Group would have recognised this amount in goodwill. There has been no financial impact of adopting AASB 3R in 2009.

Recently issued or amended accounting standards

The following Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted for this annual reporting period:

Applicable to the Group for the financial year commencing 1 July 2009

- AASB Interpretation 15 Agreements for the Construction of Real Estate;
- AASB Interpretation 16 Hedges of a Net Investment in a Foreign Operation;
- AASB Interpretation 17 and AASB 2008-13 Distributions of Non-cash Assets to owners and consequential amendments to Australian Accounting Standards AASB 5 and AASB 110;
- AASB Interpretation 18 Transfers of Assets from Customers;
- AASB 8 and AASB 2007-3 "Operating Segments and consequential amendments to other Australian Accounting Standards;
- AASB 1039 Concise Reporting;
- AASB 123 (Revised) and AASB 2007-6 Borrowing Costs and other consequential amendments to other Australian Accounting Standards;
- AASB 101 (Revised), AASB 2007-8 and AASB 2007-10 Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards;
- AASB 2008-1 Share-based Payments: Vesting Conditions and Cancellations;
- AASB 2008-5 and AASB 2008-6 Amendments to Australian Accounting Standards arising from the Annual Improvements Project;
- AASB 2008-7 Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;
- AASB 2008-8 Eligible Hedged items;
- AASB 2009-2 Improving Disclosures about Financial Instruments;
- AASB 2009-4 Amendments to Australian Accounting Standards arising from the Annual Improvements Project; and
- AASB 2009-Y Amendments to Australian Accounting Standards.

There is expected to be no material financial impact on the Group from adopting the new or amended accounting standards applicable 1 July 2009.

Applicable to the Group for the financial year commencing 1 July 2010

- AASB 2009-5 Amendments to Australian Accounting Standards arising from the Annual Improvements Project; and
- Amendments to IFRS 2.

The Group has not determined the financial impact of adopting the new or amended accounting standards applicable 1 July 2010.

Summary of significant accounting policies

The significant accounting policies applied by the Group are described below.

Revenue recognition

Revenue is measured at the fair value for the consideration received or receivable. Amounts disclosed as operating revenue are net of sales discounts, duties and taxes.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, and revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Sale of goods

Revenue is recognised when the significant risk and rewards of ownership have passed to the buyer, the amount can be reliably measured and collectibility of the related receivables is reasonably assured. Generally, revenue is recognised when goods are despatched or when goods are delivered.

Products are often sold with volume discounts and other rebates. Sales are recorded based on the price specified in the sales contracts, net of the estimated discount or rebate at the time of sale. Accumulated experience is used to estimate and provide for the discounts based on anticipated annual purchases.

Property

Revenue from the sale of non-residential properties is recognised when an executable contract becomes unconditional.

Interest income

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Royalties

Revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Dividends

Revenue is recognised when the right to receive payment is established.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of cash, shares issued or liabilities undertaken at the date of acquisition. Costs directly attributable to the acquisition are expensed when they are incurred. Transaction costs arising on the issue of equity instruments are recognised directly in equity. Where settlement of any part of cash consideration is deferred, the amount payable in the future is discounted to its present value as at the date of acquisition.

Impairment of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists or when annual impairment testing for an asset is required, the Group makes a formal assessment of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the current period income statement.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such a reversal is recognised in the income statement. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Impairment losses recognised for goodwill are prohibited from being reversed.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits held at call with banks, cash in transit, short-term deposits and investments with original maturities of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Credit terms are as follows:

Beer, cider, spirits and non alcoholic beverages

Credit terms for beer, cider and non alcoholic beverages are generally 14 days from the date of invoice and 35 days from the date of invoice for spirit sales.

Wine

Wine trade terms are generally between 30 – 135 days depending on the nature of the transaction.

All receivables are regularly reviewed and a provision for impairment of trade receivables is established when there is objective evidence that all amounts may not be collectible according to the original terms of the sales transaction. Bad debts are written-off when identified.

Other receivables

Other debtors

Other debtors are initially recorded at fair value of the consideration received or receivable.

Other debtors are classified as current assets unless the debtor has an unconditional right to defer settlement of the asset for at least 12 months after the balance sheet date, in which case they are classified as non-current other debtors.

Subsequent measurement of other non-current debtors occurs at amortised cost, where the nominal value is discounted to present value, using the effective interest rate of the asset over the expected period of settlement.

Loans

Loans comprise employee share loans, loans to controlled entities and loans to Director related entities and other persons. All loans except for certain inter-entity loans are non-interest bearing and are initially recognised at fair value and subsequently recorded at amortised cost, representing the present value of the loan, calculated using the effective interest rate of the loan over its term.

Inventories

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower of cost (using average or FIFO basis) and estimated net realisable value.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Cost of manufactured goods is determined on a consistent basis, comprising raw materials, direct labour, other direct costs and related production overheads based on normal operating capacity but exclude borrowing costs.

Net realisable value represents the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs to be incurred in the marketing, selling and distribution.

Inventories of wine stocks, shown as work in progress at cost, have been classified between current and non-current based on sales projections for the ensuing year.

Investments in controlled entities

Investments in controlled entities are accounted for using the purchase method. Under this method, the cost of an acquisition is measured at fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Changes in ownership interests of a subsidiary (that do not result in loss of control) are accounted for as an equity transaction, and have no impact on goodwill. To the extent that the consideration received for the acquisition of non-controlling interest exceeds the carrying value, the excess is recognised directly in equity attributable to the controlling interest.

Investments in associates and joint ventures

In the consolidated financial statements, investments in associates, which includes partnerships, are accounted for using the equity method of accounting and are initially recognised at cost.

Under this method, the Group's share of profits or losses are recognised in the income statement and its share of movements in reserves are recognised in the Group's consolidated reserves. The cumulative post acquisition changes in the Group's share of net assets of the associate, less any impairment losses, are adjusted against the cost of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise any further losses, unless it has an obligation on behalf of the associate.

Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses, when applicable, in the consolidated Statement of recognised income and expenses. Associates are those entities over which the Group has significant influence, but not control and which is neither a subsidiary nor a joint venture.

Unrealised gains and losses in transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates.

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial assets at fair value through the profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement.

Held-to-maturity investment

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification.

Interest bearing investments that are intended to be held-to-maturity are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in the income statement when the investments are derecognised or in the event of impairment, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified within any of the three preceding categories. After initial recognition available-for sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date.

For investments where there is no active market or no quoted market price, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment; discounted cash flow analysis and option pricing models.

Derecognition of financial assets

The derecognition of a financial asset takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party. The derecognition of financial assets takes place when the rights to receive cash flow from the assets expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Financial guarantees

Where a contract meets the definition of a financial guarantee, the contract is recognised at fair value at inception and then recognised at the greater of amortised cost, or the best estimate of total payments under the contract terms.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Where an asset is acquired by means of a finance lease, which effectively transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, costs are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the income statement.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Property, plant & equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

The Group depreciates plant and equipment so that the assets are written-off over their estimated useful economic lives, using reducing balance or straight-line methods as appropriate. Lease premiums and leasehold improvements are written-off over the period of the lease or estimated useful economic life, whichever is the shorter.

Plant and equipment under construction is shown as "Projects in Progress" at cost. The cost of construction includes the cost of materials used in construction, direct labour on the project, and an appropriate proportion of variable and fixed overheads.

The depreciation rates used for each class of asset are as follows:

Freehold buildings and improvements	1.5%
Leasehold buildings and improvements (representing average lease term)	4.0%
Plant and equipment	2.5% – 40.0%

The assets' residual values, useful lives and amortisation methods are reviewed and adjusted, if appropriate, at each financial year-end.

Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the period the asset is derecognised.

Intangible assets

Brand names

Acquired brand names are initially included in the financial statements at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred. The cost of acquired brand names is determined by reference to independent valuations performed on the acquisition of businesses.

The useful lives of intangible assets are assessed to be either finite or indefinite. Brand names with a long-term strategic focus have indefinite lives and are not amortised. In certain circumstances where brand names have definite lives, the carrying amount of the applicable brand names are amortised over their expected useful lives (generally five years) and the expense is taken to the income statement.

Brand names are tested for impairment where an indicator of impairment exist, and in the case of indefinite lived brand names the carrying value is tested for impairment as part of the annual testing of cash generating units. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Expenditure incurred in developing, maintaining or enhancing brand names is written-off in the income statement in the year in which it is incurred.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of the cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

IT development costs

IT development costs are included in the financial statements as Intangible assets at cost. Following initial recognition, IT development costs are carried at cost less any accumulated amortisation. IT development costs include the cost of purchased software and labour used in the development of software, and software licenses and are amortised over the expected useful life of the intangible asset (generally 5 years).

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Agriculture

Agriculture comprises grape vines and olive trees. Both of these assets are measured at fair value less estimated point of sale costs, with changes in the fair value during the period recognised in the income statement. Costs incurred in maintaining agricultural assets are recognised as expenses in the income statement.

The fair value of picked grapes and olives is recognised as income in the income statement in the period of harvest.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increase in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Interest-bearing loans and borrowings

Interest bearing loans and borrowings are initially recorded at fair value of the consideration received, net of issue costs directly associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, which present values the borrowing using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on issuance.

Gains and losses are recognised in the income statement in the event that the liabilities are derecognised.

Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity.

Trade payables are normally settled within 60 days from the end of the month from which the invoice is received.

Employee benefits

Wages, salaries, annual leave, bonuses and non-monetary benefits

Liabilities for employees' entitlements to wages and salaries, annual leave and other current employee entitlements (that are expected to be paid within twelve months) are accrued at undiscounted amounts, calculated at amounts expected to be paid as at reporting date.

Liabilities for other employee entitlements, which are not expected to be paid or settled within twelve months of reporting date, are accrued in respect of all employees at the present value of future amounts expected to be paid.

Liabilities for short-term bonus plans (STIP) are recognised where there is a contractual or constructive obligation and accrued on an undiscounted basis.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of the current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling more than 12 months after balance date are discounted to present value.

Superannuation plan

The Group has both defined benefit and defined contribution superannuation plans.

An asset or liability is recognised in the balance sheet in respect of the defined benefit plans at the present value of the defined benefit obligation at balance date less the fair value of plan assets, together with adjustments for unrecognised actuarial past service costs. The defined benefit obligation is calculated regularly by an independent actuary.

Actuarial gains and losses are adjusted directly against retained earnings.

For defined contribution plans, contributions are recognised as an employee benefit expense when they are due.

Shared-based Payment Transactions/ Employee Share Plans

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised over the vesting period of the equity instrument. The fair value is determined by an external valuer using a binomial model.

Shares issued to employees under the Long Term Incentive Plan (LTIP) are recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the rights to receive shares granted to employees. At each reporting date, the Group revises its estimates of the number of LTIP rights that are expected to become exercisable. The Company recognises the impact of the revision of original estimates immediately to the extent it relates to past services and the rest, if any, over the remaining vesting period in the income statement, and a corresponding adjustment to equity.

Shares issued to employees under the employee share grant plan are recognised as an expense at the fair value of the granted shares.

Provisions

Provisions are recognised when a present obligation (legal, equitable or constructive) to make a future sacrifice of economic benefits to other entities arises as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Restructuring

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Restructuring provisions are only recognised on acquisition when the provision is a recognised liability of the acquired entity at the time of acquisition.

The cost of restructurings provided for is the estimated future cash flows, discounted at the appropriate rate reflecting the risks of the restructuring activities.

Onerous contracts

Provisions recognised in relation to onerous contracts are recognised where the unavoidable costs of meeting the obligations under these contracts exceed the expected benefits expected to be received.

Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in Australian dollars, which is the functional and presentation currency of the Company and its Australian subsidiaries. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions denominated in a foreign currency are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, arising from those transactions, are retranslated at the exchange rates at reporting date.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at year-end are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. These amounts remain in equity until either the hedged transaction occurs or the disposal of the net investment, at which time they are recognised in the income statement.

Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Foreign group companies

The results and financial position of the foreign group entities that have a functional currency different to Australian dollars are translated into the presentation currency of the Company (being Australian dollars) as follows:

(i) assets and liabilities are translated at the closing rate at the balance sheet date;

(ii) income and expenses for each income statement are translated at the weighted average exchange rates for the period;

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholder's equity.

Monetary items form part of a net investment in a foreign operation even if they are not denominated in the functional currency of the entity or the foreign operation.

When a foreign operation is sold, the cumulative exchange difference in the foreign currency translation reserve for this operation is recognised in the income statement as part of the gain and loss on sale.

Derivative financial instruments

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction; or hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Forecast intra-group transactions qualify as a hedged item when the transaction is highly probable, not in the functional currency of the entity entering into the transaction and the foreign currency risk will affect the consolidated position. Gains or losses recognised directly in equity are reclassified into profit and loss in the same period or periods the foreign currency risk affects consolidated profit and loss.

In relation to fair value hedges (interest rate swaps) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, the associated gains or losses that had previously been recognised in equity, are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year. Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

Impairment of financial assets

Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is revised. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses for debt instruments are reversed through profit or loss if the increase in an instrument's fair value can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the local tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws applicable to the origin of the temporary differences) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

No provision has been made for foreign taxes which may arise in the event of retained profits of foreign controlled entities being remitted to Australia as there is no present intention to make any such remittances.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Deferred tax assets and deferred tax liabilities associated with indefinite life intangibles such as brand names are measured based on the tax consequences that would follow from the sale of that asset. Deferred tax assets are only booked where recovery of that asset is probable.

Tax consolidation legislation

Foster's Group Limited (FGL) has formed a consolidated group for income tax purposes with each of its Australian resident subsidiaries.

The head entity, FGL and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured on a "group allocation" approach, under which the current and deferred tax amounts for the tax-consolidated group are allocated among each reporting entity in the group.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as deduction, net of tax from the proceeds.

Earnings per share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of FGL by the weighted average number of ordinary shares outstanding during the year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

Net realisable value of inventory

Inventories of finished goods, raw materials and stores and work in progress are valued at lower of cost and estimated net realisable value. The period over which some wine inventories are converted from raw materials to finished goods can be a significant length of time. For this component of finished goods, net realisable value is determined using forecast demand and expected market prices at the time the wine is expected to be sold. Forecast demand and market prices can vary significantly over the holding period up to the likely date of sale and therefore, involves estimating the most likely conditions at the expected point of sale.

Agriculture

The fair value of acquired vines is determined with reference to independent valuations of vineyards and the market price of purchased vines (rootlings). Subsequent movements in the fair values of vines are determined through operational reviews of the vineyard portfolio which identify, where applicable, any factors affecting the long term viability and value of the vines.

Critical estimates are required in the identification of factors that have a long-term impact on the viability of the vines and in the measurement of the change in value such factors have on the valuation of vines.

Taxation

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Change in accounting estimate

Americas trade discounts and rebates

During 2009 initiatives implemented by the America's business have led to significant improvements in information on customer claims for discounts and rebates. This information has provided management with a more timely and realistic position of the amount due to customers at any point in time. This change in the estimation process has resulted in an additional $17.7 million of discount and rebate accruals recognised in the current period. The impact of the change in estimate in future years will depend on the level of promotional activity offered to customers.

Critical judgements in applying the entity's accounting policies

Recoverable amount write-down

The 2009 impairment charges to wine assets held for sale are based on management's estimate of recoverable amount having regards to available external market information.

The Wine business impairment charges (refer Note 3 Material Items) recognised in 2008 have been determined based on an assessment of the recoverable amount of the Australia, Asia and Pacific cash generating unit and the Americas cash generating unit. This determination requires judgement in the future cash flows, discount rates, exchange rates and fair value of assets. Refer further information in Note 17 Intangible assets.

Useful life of intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Brand names that have indefinite lives are not amortised. Management use judgement in determining whether an individual brand will have a finite life or an indefinite life. In making this determination, management make use of information on the long-term strategy for the brand, the level of growth or decline of the markets that the brand operates in, and the history of the market and the brand's position within that market. If a brand is assessed to have a finite life, management will use judgement in determining the useful life of the brand and will consider the period over which expected cash flows will continue to be derived in making that decision.

Rounding of amounts

The company is a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investment Commission, relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

NOTE 2 - REVENUE, INCOME AND EXPENSES

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Revenue				
Sales revenue from continuing operations			**4,485.9**	4,368.5
Royalties			**5.2**	4.2
Net sales revenue			**4,491.1**	4,372.7
Dividends	**500.0**	350.0	**1.2**	-
Other revenue	**0.7**	-	**192.2**	185.8
Total other revenue	**500.7**	350.0	**193.4**	185.8
Total revenue from continuing operations	**500.7**	350.0	**4,684.5**	4,558.5
Income				
Net profit on disposal of				
– property, plant and equipment	-	0.8	**4.5**	34.6
– agricultural assets			**0.6**	-
– assets held for sale			**7.1**	-
Other income	-	0.3		
Total income from continuing operations	-	1.1	**12.2**	34.6
Depreciation – continuing operations	**(6.0)**	(6.8)	**(178.0)**	(164.6)
Amortisation – continuing operations			**(2.1)**	(3.0)
	(6.0)	(6.8)	**(180.1)**	(167.6)
Depreciation – discontinued			**-**	(2.0)
Amortisation – discontinued			**-**	-
			-	(2.0)
Depreciation – total	**(6.0)**	(6.8)	**(178.0)**	(166.6)
Amortisation – total			**(2.1)**	(3.0)
	(6.0)	(6.8)	**(180.1)**	(169.6)
Net agriculture valuation movement			**(21.9)**	(22.9)

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, wine and other alcoholic beverage products is after deducting excise and other duties and taxes of $1,931.1 million (2008: $1,989.8 million). Net sales include amounts for freight charged to customers. Sales revenue from continuing operations includes the sale of beer, spirits, ciders and wine products.

Other revenue mainly includes sales of non-alcoholic beverages, sales by Capital Liquor, hop extract sales and bio-resources revenue.

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Finance income				
– controlled entities	**148.2**	188.4		
– other persons	**-**	0.6	**19.1**	23.7
– fair value loans	**2.4**	3.0	**2.8**	3.9
	150.6	192.0	**21.9**	27.6
Finance costs				
– controlled entities	**(173.8)**	(151.8)		
– other persons	**(1.0)**	(1.4)	**(168.5)**	(172.3)
	(174.8)	(153.2)	**(168.5)**	(172.3)
Net finance income/(cost)	**(24.2)**	38.8	**(146.6)**	(144.7)
Other disclosures – Continuing				
Amounts to provisions for				
– doubtful debts – trade debtors			**(0.2)**	(2.3)
– employee entitlements	**(25.8)**	(6.2)	**(126.1)**	(34.5)
– other	**(5.4)**	-	**(25.7)**	(21.1)
Write-down in value of inventories			**(85.7)**	(135.0)
Prepayment write-off			**-**	(2.5)
Rental expense relating to operating leases	**(4.3)**	(3.0)	**(68.9)**	(85.9)
Defined benefit superannuation expense	**-**	(0.3)	**(4.2)**	(1.0)
Impairment of non-current assets				
– property, plant and equipment			**(21.5)**	(102.4)
– intangible assets			**(2.3)**	(470.8)
– assets held for sale			**(183.4)**	-

NOTE 3 - MATERIAL ITEMS

Individually material items included in profit from continuing operations before income tax:

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
2009 Wine review and business restructure impairment charges and provisions				
– Wine assets held for sale (tax benefit applicable $45.1 million)			**(190.4)**	-
– brand names (tax benefit applicable $0.2 million)			**(2.3)**	-
– property plant & equipment (tax benefit applicable $3.9 million)			**(13.0)**	-
– employee provisions (consolidated tax benefit applicable $28.3 million, FGL $6.6 million)	**(22.0)**	-	**(90.5)**	-
– other provisions (consolidated tax benefit applicable $3.3 million, FGL $1.2 million)	**(3.9)**	-	**(12.2)**	-
– other costs (consolidated tax benefit applicable $5.0 million, FGL $2.0 million)	**(6.6)**	-	**(16.5)**	-
Inventory write down to net realisable value (tax benefit applicable $24.6 million)			**(72.7)**	-
	(32.5)	-	**(397.6)**	-
Wine business impairment charges and provisions:				
– goodwill			**-**	(391.5)
– brand names (tax benefit applicable $31.6 million)			**-**	(79.3)
– property, plant and equipment (tax benefit applicable $35.5 million)			**-**	(94.1)
– agriculture assets (tax benefit applicable $10.0 million)			**-**	(24.8)
– inventories (tax benefit applicable $42.0 million)			**-**	(126.9)
– other provisions (tax benefit applicable $5.5 million)			**-**	(13.8)
			-	(730.4)
Total material items (consolidated tax benefit applicable $110.4 million, FGL $9.8 million; 2008: $124.6 million)	**(32.5)**	-	**(397.6)**	(730.4)

Material item expenditure has predominantly been disclosed in cost of sales of $258.3 million (2008: $126.9 million), other expenses of $29.3 million (2008: $603.5 million) and administration expense $110.0 million (2008: nil) in the income statement.

NOTE 4 – DISCONTINUED OPERATIONS

There were no discontinued operations in 2009. The remaining assets and liabilities were predominantly associated with Australian Leisure and Hospitality Group residual properties where legal title was transferred in 2009 and the remaining unearned income of $6.6 million was recognised in the corporate segment as other income. In addition, the Kangaroo Ridge business was sold, resulting in a profit of $0.5 million which has been reported in the EMEA segment.

Clubs and Services

In May 2008 the Group divested Sobemab, the European Wine Services business for $8.9 million to Vintage Sarl. This completed the Clubs and Services divestment activity.

	2009 $m	2008 $m
Consolidated income statement information		
Revenue	-	36.0
Expenses	-	(32.4)
Profit before tax and finance costs	-	3.6
Income tax expense	-	-
Profit after tax from discontinued operations	-	3.6
Gain on sale before income tax	-	2.1
Income tax benefit/(expense)	-	0.8
Profit after tax on divestment	-	2.9
Net profit from discontinued operations	-	6.5
Carrying amount of assets and liabilities		
Non-current assets classified as held for sale	-	14.4
Liabilities directly associated with non-current assets held for sale	-	(21.4)
Net assets/(net liabilities)	-	(7.0)
Consolidated cash flow information		
Cash flows related to operating activities		
Receipts from customers	-	36.9
Payments to suppliers, governments and employees	-	(32.4)
Net operating cash flows	-	4.5
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	-	(0.6)
Proceeds from sale of controlled entities	-	7.5
Net investing cash flows	-	6.9
Total cash flows from activities	-	11.4

NOTE 5 – INCOME TAX

The major components of income tax expense are:

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Current income tax				
Current income tax charge	**(24.1)**	(5.7)	**247.0**	227.9
Prior year under/(over) provision	**0.7**	1.0	**(8.2)**	6.5
Deferred income tax				
Origination and reversal of temporary differences	**(5.7)**	3.8	**(82.6)**	(79.7)
Total tax expense/(benefit)	**(29.1)**	(0.9)	**156.2**	154.7
Deferred income tax (revenue)/expense included in the income tax expense comprises				
– decrease/(increase) in deferred tax assets	**(4.9)**	3.1	**(62.1)**	(38.0)
– (decrease)/increase in deferred tax liabilities	**(0.8)**	0.7	**(20.5)**	(41.7)
	(5.7)	3.8	**(82.6)**	(79.7)

The amount of income tax expense as shown in the income statement differs from the prima facie income tax expense attributable to profit. The differences are reconciled as follows from operations:

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Profit before tax from continuing operations excluding material items	**440.7**	330.1	**996.5**	996.1
Material items before tax – continuing operations	**(32.5)**	-	**(397.6)**	(730.4)
	408.2	330.1	**598.9**	265.7
Prima facie income tax expense attributable to profit from operations calculated at the rate of 30% (2008: 30%)	**122.5**	99.0	**179.7**	79.7
tax effect of:				
Recognition/utilisation of tax losses			**(65.6)**	(24.1)
Non taxable income and profits, net of non-deductible expenditure	**(149.2)**	(104.3)	**12.8**	2.0
Impairment of goodwill			**-**	117.4
Rebatable dividends			**-**	(0.1)
Sundry items			**7.2**	(5.6)
Restatement of deferred tax balances	**(3.1)**	-	**38.9**	0.4
Foreign tax rate differential			**(8.6)**	(21.6)
Under/(over) provisions in previous years	**0.7**	4.4	**(8.2)**	6.6
Total tax expense/(benefit)	**(29.1)**	(0.9)	**156.2**	154.7
Income tax (expense)/benefit reported for continuing operations	**19.3**	0.9	**(266.6)**	(279.3)
Income tax benefit attributable to material items	**9.8**		**110.4**	124.6
Income tax (expense)/benefit attributable to continuing operations	**29.1**	0.9	**(156.2)**	(154.7)

Deferred income tax relates to the following:

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Movement in deferred tax assets:				
Opening balance	**7.8**	13.6	**317.7**	296.8
– (receipts)/payments	**-**	(3.6)	**-**	(3.6)
– credited/(charged) to the income statement	**4.9**	(3.1)	**62.1**	37.9
– credited/(charged) to equity	**-**	0.9	**45.6**	(13.4)
Closing balance	**12.7**	7.8	**425.4**	317.7
Movement in deferred tax liabilities:				
Opening balance	**2.4**	1.7	**724.7**	744.4
– (credited)/charged to the income statement	**(0.8)**	0.7	**(20.5)**	(41.8)
– (credited)/charged to equity			**(8.7)**	22.1
Closing balance	**1.6**	2.4	**695.5**	724.7
Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity:				
Current tax – debited/(credited) directly to equity			**-**	(1.3)
Net deferred tax – debited/(credited) directly to equity	**-**	(0.9)	**37.0**	8.7
Total current and deferred tax recognised directly in equity	**-**	(0.9)	**37.0**	7.4

Deferred tax asset

There are potential future income tax benefits relating to accumulated losses in Australia and overseas which have not been brought to account. These possible benefits amount to $275 million (2008: $287 million), FGL $254 million (2008: $254 million).

These benefits will be obtainable only if:

- the consolidated entity derives future assessable income of a nature and amount sufficient to enable the benefit from the deduction to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by tax laws of various countries; and
- any further changes in the tax laws of a relevant country do not adversely affect the ability of the consolidated entity to realise the benefit of the deductions.

NOTE 5 – INCOME TAX CONTINUED

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Deferred tax assets				
The balance comprises temporary differences attributable to:				
Inventory			**7.9**	4.1
Accruals	**4.0**	-	**22.1**	3.1
Provisions	**4.3**	3.4	**184.5**	195.8
Deferred interest			**36.2**	35.6
Foreign exchange			**17.7**	2.1
Tax losses			**130.0**	64.1
Other tax receivable	**-**	3.0	**3.9**	8.7
Other	**4.4**	1.4	**23.1**	4.2
Total deferred tax assets	**12.7**	7.8	**425.4**	317.7
Deferred tax liabilities				
The balance comprises temporary differences attributable to:				
Inventory			**48.2**	108.4
Fixed assets	**-**	0.7	**248.7**	200.3
Intangibles			**218.3**	187.0
Foreign exchange			**36.7**	98.7
Other	**1.6**	1.7	**143.6**	130.3
Total deferred tax liabilities	**1.6**	2.4	**695.5**	724.7

Australian Tax Consolidation

Foster's Group Limited (FGL) has formed a consolidated group for income tax purposes with each of its wholly-owned Australian resident subsidiaries.

The members of the group have entered a tax sharing agreement pursuant to which the subsidiaries may be required to contribute to the tax liabilities of the group in the event of default by the head entity or upon leaving the group. At 30 June 2009, the possibility of default by the head entity was remote.

Ongoing tax audits

The Group is subject to ongoing tax audits by Taxation authorities in several jurisdictions covering a variety of taxes. The Group fully co-operates with these enquiries as and when they arise.

NOTE 6 - SEGMENT RESULTS

	Total assets	Total liabilities	Acquisition of property, plant & equipment, agricultural assets & intangibles	Depreciation and amortisation expense	Recoverable amount write-down
	$m	$m	$m	$m	$m
2009					
Geographic segments					
Australia, Asia and Pacific	**4,865.0**	**629.4**	**119.8**	**134.1**	**234.1**
Americas	**1,804.1**	**152.9**	**35.9**	**36.5**	**57.9**
Europe, Middle East and Africa	**667.0**	**49.1**	**1.2**	**2.8**	**0.7**
Continuing operations	**7,336.1**	**831.4**	**156.9**	**173.4**	**292.7**
Unallocated					
Corporate	**479.6**	**136.1**	**29.4**	**6.7**	**0.2**
Cash/Borrowings	**133.0**	**2,873.5**			
Deferred tax assets/tax provisions	**425.4**	**775.7**			
Continuing operations	**8,374.1**	**4,616.7**	**186.3**	**180.1**	**292.9**
Discontinued operations	**-**	**-**	**-**	**-**	**-**
Total operations	**8,374.1**	**4,616.7**	**186.3**	**180.1**	**292.9**
2008					
Geographic segments					
Australia, Asia and Pacific	5,452.8	589.7	92.4	129.8	299.2
Americas	1,589.0	128.0	33.6	27.2	428.2
Europe, Middle East and Africa	320.6	78.8	1.5	2.5	-
Continuing operations	7,362.4	796.5	127.5	159.5	727.4
Unallocated					
Corporate	397.7	119.6	12.7	8.1	-
Cash/Borrowings	160.9	2,629.3			
Deferred tax assets/tax provisions	317.7	833.6			
Continuing operations	8,238.7	4,379.0	140.2	167.6	727.4
Discontinued operations	14.4	23.4	0.6	2.0	-
Total operations	8,253.1	4,402.4	140.8	169.6	727.4

NOTE 6 – SEGMENT RESULTS CONTINUED

			Total Revenue	Comprised of	
	Revenue including inter-segment sales $m	Inter segment revenue $m	External revenue $m	Net sales revenue $m	Other revenue $m
2009					
Geographical segments					
Australia, Asia and Pacific	3,692.1	(509.2)	3,182.9	2,994.6	188.3
Americas	1,110.7	(10.6)	1,100.1	1,099.1	1.0
Europe, Middle East and Africa	427.6	(27.4)	400.2	397.4	2.8
	5,230.4	(547.2)	4,683.2	4,491.1	192.1
Unallocated					
Corporate	1.3	-	1.3	-	1.3
Net finance costs					
Continuing operations	5,231.7	(547.2)	4,684.5	4,491.1	193.4
Discontinued operations	-	-	-	-	-
Total operations	5,231.7	(547.2)	4,684.5	4,491.1	193.4
2008					
Geographic segments					
Australia, Asia and Pacific	3,675.5	(561.8)	3,113.7	2,944.0	169.7
Americas	996.8	(10.4)	986.4	984.6	1.8
Europe, Middle East and Africa	476.7	(23.7)	453.0	444.1	8.9
	5,149.0	(595.9)	4,553.1	4,372.7	180.4
Unallocated					
Corporate	5.4	-	5.4	-	5.4
Net finance costs					
Continuing operations	5,154.4	(595.9)	4,558.5	4,372.7	185.8
Discontinued operations	36.0	-	36.0	35.9	0.1
Total operations	5,190.4	(595.9)	4,594.5	4,408.6	185.9

The Group operates in three geographic segments, supported by a Global Corporate services function. The Group also has a secondary industry segment for Wine and Beer. The Beer industry segment includes Spirits, Cider and non-alcoholic beverages. The net finance costs have not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis and is eliminated on consolidation.

	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
2009			
Geographical segments			
Australia, Asia and Pacific	**940.2**	**(296.3)**	**643.9**
Americas	**166.2**	**(67.2)**	**99.0**
Europe, Middle East and Africa	**61.1**	**(1.6)**	**59.5**
	1,167.5	**(365.1)**	**802.4**
Unallocated			
Corporate	**(24.4)**	**(32.5)**	**(56.9)**
Net finance costs	**(146.6)**	**-**	**(146.6)**
Total operations	**996.5**	**(397.6)**	**598.9**

	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
2008			
Geographical segments			
Australia, Asia and Pacific	949.9	(292.7)	657.2
Americas	151.2	(437.7)	(286.5)
Europe, Middle East and Africa	87.3	-	87.3
	1,188.4	(730.4)	458.0
Unallocated			
Corporate	(47.6)	-	(47.6)
Net finance costs	(144.7)	-	(144.7)
Continuing operations	996.1	(730.4)	265.7
Discontinued operations	3.6	-	3.6
Total operations	999.7	(730.4)	269.3

NOTE 6 – SEGMENT RESULTS CONTINUED

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Total Revenue External revenue $m	Comprised of Net sales revenue $m	Other revenue $m
2009					
Industry segments					
Wine					
Australia, Asia and Pacific	3,109.5	62.5	678.2	670.2	8.0
Americas	1,777.7	35.9	1,094.2	1,093.2	1.0
Europe, Middle East and Africa	620.8	1.2	384.3	381.6	2.7
	5,508.0	99.6	2,156.7	2,145.0	11.7
Beer					
Australia, Asia and Pacific	1,755.5	57.3	2,504.7	2,324.4	180.3
Americas	26.4	-	5.9	5.9	-
Europe, Middle East and Africa	46.2	-	15.9	15.8	0.1
	1,828.1	57.3	2,526.5	2,346.1	180.4
Unallocated					
Corporate	479.6	29.4	1.3	-	1.3
Cash/Borrowings	133.0				
Deferred tax assets/tax provisions	425.4				
Continuing operations	8,374.1	186.3	4,684.5	4,491.1	193.4
Discontinued operations	-	-	-	-	-
Total operations	8,374.1	186.3	4,684.5	4,491.1	193.4
2008					
Industry segments					
Wine					
Australia, Asia and Pacific	3,719.7	44.3	686.0	676.2	9.8
Americas	1,564.9	33.6	980.1	978.3	1.8
Europe, Middle East and Africa	290.3	1.5	440.4	431.6	8.8
	5,574.9	79.4	2,106.5	2,086.1	20.4
Beer					
Australia, Asia and Pacific	1,733.1	48.1	2,427.7	2,267.8	159.9
Americas	24.1	-	6.3	6.3	-
Europe, Middle East and Africa	30.3	-	12.6	12.5	0.1
	1,787.5	48.1	2,446.6	2,286.6	160.0
Unallocated					
Corporate	397.7	12.7	5.4	-	5.4
Cash/Borrowings	160.9				
Deferred tax assets/tax provisions	317.7				
Continuing operations	8,238.7	140.2	4,558.5	4,372.7	185.8
Discontinued operations	14.4	0.6	36.0	35.9	0.1
Total operations	8,253.1	140.8	4,594.5	4,408.6	185.9

NOTE 7 - EARNINGS PER SHARE

	Consolidated	
	2009	2008
Basic earnings per share		
Basic earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	22.8	5.5
Basic earnings per share (cents) based on net profit from discontinued operations	-	0.3
Basic earnings per share (cents) based on profit attributable to members of Foster's Group Limited	22.8	5.8
Diluted earnings per share		
Diluted earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	22.8	5.5
Diluted earnings per share (cents) based on net profit from discontinued operations	-	0.3
Diluted earnings per share (cents) based on profit attributable to members of Foster's Group Limited	22.8	5.8
Weighted average number of shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	1,923,299	1,937,341
Effect of dilution:		
Deferred shares	1,943	994
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	1,925,242	1,938,335

	2009 $m	2008 $m
Earnings reconciliation		
Basic earnings per share		
Net profit from continuing operations	442.7	111.0
Net profit attributable to minority interests	(4.4)	(5.8)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating basic earnings per share	438.3	105.2
Net profit from discontinued operations	-	6.5
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	438.3	111.7
Diluted earnings per share		
Net profit from continuing operations	442.7	111.0
Net profit attributable to minority interests	(4.4)	(5.8)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating diluted earnings per share	438.3	105.2
Net profit from discontinued operations	-	6.5
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	438.3	111.7

NOTE 8 – DIVIDENDS

	FGL	
	2009 $m	2008 $m
Interim dividend of 12.0 cents per ordinary share paid 2 April 2009 (2008: 12.00 cents per ordinary share paid 2 April 2008)	**230.7**	230.6
Final dividend of 15.25 cents per ordinary share proposed by Directors to be paid 6 October 2009 (2008: 14.25 cents per ordinary share paid 7 October 2008)	**293.9**	273.9
Total dividend of 27.25 cents per ordinary share (2008: 26.25 cents per ordinary share)	**524.6**	504.5
The final dividend has not been recognised as a liability in the financial statements.		
Total franked dividends for 2009: 27.25 cents per ordinary share (2008: 26.25 cents per ordinary share)	**524.6**	504.5
The amount of dividends that have been or will be franked	**504.5**	658.2
Amount of franking credits available for the subsequent year	**103.9**	104.0
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	**476.2**	430.6
Off-market share buy-back	**-**	171.3
Satisfied by the issue of shares	**28.3**	55.9
Employee share plan loan repayment	**-**	0.4
	504.5	658.2

	Consolidated	
	2009 $m	2008 $m
Franking credit balance		
The amount of franking credits available for the subsequent financial year are:		
– franking account balance as at the end of the financial year at 30% (2008: 30%)	**31.3**	4.5
– franking credits that will arise from the payment of income tax payable at the end of the financial year	**72.6**	99.5
The amount of franking credits available for future reporting periods:	**103.9**	104.0
– impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period	**(126.0)**	(117.4)
	(22.1)	(13.4)

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2009. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

The Company's dividend reinvestment plan ('DRP') continues to be available to eligible shareholders. For the 2008/2009 final dividend, shares will be allotted at an amount which is based on the daily volume weighted average price for fully paid ordinary shares sold on the ASX for an eight trading day period starting from two days after the record date. The last date for receipt of election notices for participation in the 2009 final dividend under the DRP is Monday 7 September 2009.

NOTE 9 – CASH AND CASH EQUIVALENTS

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
At bank, on hand and in transit	**2.5**	2.6	**111.2**	107.8
On deposit			**21.8**	53.1
Total cash and cash equivalents	**2.5**	2.6	**133.0**	160.9

NOTE 10 - RECEIVABLES

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Current				
Trade debtors			**637.9**	757.3
Provision for doubtful debts			**(7.4)**	(9.2)
Other debtors	**24.1**	24.6	**309.9**	313.0
Provision for doubtful debts	**(1.5)**	(1.5)	**(1.5)**	(1.5)
Loans to other persons			**1.9**	1.1
Employee share plan loans	**0.3**	0.4	**0.3**	0.4
Amounts due from controlled entities	**11,722.3**	10,660.6		
Provision for doubtful debts	**(466.0)**	(466.0)		
Prepayments and deferred expenses	**6.2**	5.9	**38.9**	38.7
Total current receivables	**11,285.4**	10,224.0	**980.0**	1,099.8
Non current				
Other debtors	**8.1**	11.4	**9.6**	13.5
Employee share plan loans	**3.3**	4.6	**3.3**	4.6
Prepayments and deferred expenses			**9.5**	11.1
Total non current receivables	**11.4**	16.0	**22.4**	29.2

Accounts receivable balances are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Refer to note 1 policy for recognition of receivables.

Other debtors includes an amount of $256.7 million (FGL $22.0 million), (2008: $256.7 million (FGL $22.0 million)) receivable from the Australian Tax Office. This amount is in relation to disputed tax assessments described further in note 30 Contingent Liabilities. There are no other debtors that are past due.

Foreign exchange transaction disclosures

Total receivables balances, net of provisions for doubtful debts at the reporting date were denominated in the following currencies.

	Consolidated				
All balances translated to AUD $m	**AUD**	**USD**	**GBP**	**Other**	**Total**
Net trade debtors					
2009	**312.4**	**222.7**	**75.6**	**19.8**	**630.5**
2008	337.5	207.3	94.0	109.4	748.1

Other currencies includes A$0.5 million (2008: A$66.5 million) of Euro denominated receivables.

All FGL receivables were denominated in Australian dollars (2008: all Australian dollars).

NOTE 10 – RECEIVABLES CONTINUED

Credit risk

Foster's Credit Managers are responsible for the ongoing review and application of Accounts Receivable Credit Policy with the business. The credit quality of individual debtors is assessed prior to offering credit terms and monitored on a regular basis. Each customer is assigned a risk profile that reflects an assessment of the risk associated with supplying goods on credit. The profile is based upon the measurable risk indicators for dishonoured payments, adverse information and average days late together with the securities held in terms of credit applications and guarantees.

All prospective accounts are required to complete a credit application, and if from a non-listed entity a Directors' guarantee is required with minimal exceptions. Failure to provide a Director's guarantee results in either no credit or a limited level of credit offered. Credit terms may be reduced or extended credit terms permitted for individual customers on the basis of risk. Past due accounts are subject to a number of collection activities which range from telephone contact, suspension of orders through to legal action. Past due accounts are reviewed monthly with specific focus on accounts that are greater than 90 days overdue and are subject to provisions for doubtful debts after assessing the debtor for recoverability.

The ageing of the consolidated group receivables is outlined below:

	Trade debtors	
	2009 $m	2008 $m
Consolidated Group		
Not past due	**491.8**	583.1
Past due 1 – 30 days	**71.4**	130.0
Past due 31 – 60 days	**26.3**	27.0
Past due 61days +	**41.0**	8.0
Total	**630.5**	748.1
Comprising		
Current	**630.5**	748.1
Non Current	**-**	-

There are no values included within the not past due balance for trade debtors which have had their terms re-negotiated. Terms may be extended on a temporary basis to support promotional activity. This may occur with the approval of Finance management.

The past due debtors that are not subject to a provision for doubtful debts comprise customers who have a good debt history and are considered recoverable. Past due debtors are monitored via weekly reviews and collection activity conducted from aged trial balances. Where debt cannot be recovered it is escalated from the Credit Representative to the Credit Manager to initiate recovery action.

There is no collateral held as security against the debtors above.

As at 30 June 2009 the amount of the provision for doubtful debts was $7.4 million (2008: $9.2 million). The movement in the provision for doubtful debts in respect of the Consolidated Group is:

	Doubtful debts	
	2009 $m	2008 $m
Consolidated Group		
Opening provision for doubtful debts	**(9.2)**	(9.8)
Add additional provisions raised	**(1.6)**	(4.4)
Less amounts used	**2.3**	3.0
Less amounts reversed	**1.4**	0.2
Foreign exchange differences	**(0.3)**	1.8
Closing provision for doubtful debts	**(7.4)**	(9.2)

In FGL there was no movement in provision for doubtful debts against other debtors $1.5 million (2008: $1.5 million) and amounts due from controlled entities $466.0 million (2008: $466.0 million).

NOTE 11 – INVENTORIES

	Consolidated	
	2009 $m	2008 $m
Current		
Finished goods at cost	**479.1**	435.7
Finished goods at net realisable value	**22.5**	8.3
Raw materials and stores at cost	**85.7**	80.8
Work in progress at cost	**497.3**	342.7
Work in progress at net realisable value	**66.6**	143.3
Total current inventories	**1,151.2**	1,010.8
Non current		
Raw materials and stores at cost	**13.8**	4.3
Work in progress at cost	**308.1**	382.5
	321.9	386.8
Properties held for development and sale at net realisable value		
– cost of acquisition	**1.9**	1.8
	1.9	1.8
Total non current inventories	**323.8**	388.6
Total inventories	**1,475.0**	1,399.4

NOTE 12 – INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Consolidated	
	2009 $m	2008 $m
Investments in associates and joint venture partners	**69.1**	58.8

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

			Ownership interest	
Name of entity	**Country of Incorporation**	**Reporting date**	**2009 %**	**2008 %**
Fiddlesticks LLC	United States of America	31 December	**50.0**	50.0
Foster's USA, LLC	United States of America	31 March	**49.9**	49.9
Judd Road Vineyards Limited	New Zealand	30 June	**50.0**	50.0
International Trade and Supply Limited	United Kingdom	31 December	**39.9**	39.9
Oak Vale Vineyard Limited	New Zealand	30 June	**50.0**	50.0

NOTE 12 - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

The carrying values of material investments are:

- Foster's USA LLC $23.5 million (2008: $21.7 million); and
- International Trade and Supply Limited $44.1 million (2008: $35.9 million).

	Consolidated	
	2009 $m	2008 $m
Equity accounted share of results		
– net profit before income tax	17.1	11.9
– income tax expense attributable to net profit	(1.5)	(0.5)
– net profits after income tax	15.6	11.4
Retained profits attributable to equity accounted investments		
– balance at the beginning of the year	19.8	29.0
– distributions received	(9.2)	(9.2)
– balance at the end of the year	10.6	19.8
Carrying amount of equity accounted investments		
– balance at the beginning of the year	58.8	63.0
– share of net profit	15.6	11.4
– dividends received	(9.2)	(9.2)
– foreign exchange	3.9	(6.4)
	69.1	58.8
Share of assets and liabilities		
– current assets	44.2	40.8
– non-current assets	21.9	16.0
Total assets	66.1	56.8
– current liabilities	(25.1)	(23.2)
– non-current liabilities	(4.5)	(7.4)
Total liabilities	(29.6)	(30.6)
– net assets	36.5	26.2
Goodwill/other	32.6	32.6
	69.1	58.8

There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

NOTE 13 - NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

	Consolidated	
	2009 $m	2008 $m
Assets		
Production, distribution facilities and brand names	102.8	22.5
Businesses held for sale	-	15.7
Total non-current assets classified as held for sale	102.8	38.2
Liabilities		
Businesses held for sale	-	23.4
Total liabilities directly associated with non-current assets held for sale	-	23.4

Non-current assets held for sale include certain vineyards, wineries, and brand names which have been designated as held for sale as part of the 2009 Wine review. These assets relate to the Australia, Asia and Pacific region ($60.7 million) and the Americas region ($42.1 million).

The businesses held for sale in 2008 relate to Kangaroo Ridge and Australian Leisure and Hospitality Group residual properties. Kangaroo Ridge was sold in May 2009 and a profit of $0.5 million has been recognised in other income. Kangaroo Ridge formed part of the EMEA segment. The Australian Leisure and Hospitality Group properties were all transferred during the course of the year which resulted in a profit of $6.6 million being recognised in other income. These assets and liabilities formed part of the Corporate segment.

An Australian bottling facility which was designated as held for sale in 2008 has been reverted back into operations during 2009, instead of being sold.

NOTE 14 – INVESTMENTS IN SUBSIDIARIES

	FGL	
	2009 $m	2008 $m
Controlled entities		
Unquoted shares		
– at cost	**1,804.7**	1,573.2
Total investments in subsidiaries	**1,804.7**	1,573.2

NOTE 15 – PROPERTY, PLANT AND EQUIPMENT

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Land				
At cost			**380.7**	429.2
Freehold buildings and improvements				
At cost			**639.0**	607.3
Accumulated depreciation and impairment			**(169.4)**	(151.4)
			469.6	455.9
Leasehold buildings and improvements				
At cost	**15.8**	15.8	**97.0**	88.4
Accumulated depreciation and impairment	**(13.8)**	(13.1)	**(43.2)**	(37.4)
	2.0	2.7	**53.8**	51.0
Plant and equipment				
At cost	**43.8**	36.7	**2,280.9**	2,166.8
Accumulated depreciation and impairment	**(34.8)**	(29.4)	**(1,311.0)**	(1,131.1)
Projects in progress at cost	**7.8**	9.2	**64.8**	68.3
	16.8	16.5	**1,034.7**	1,104.0
Total property, plant and equipment	**18.8**	19.2	**1,938.8**	2,040.1

NOTE 15 – PROPERTY, PLANT AND EQUIPMENT CONTINUED

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous year are set out below.

	Land		Freehold buildings		Leasehold buildings		Plant and equipment	
	2009 $m	2008 $m	2009 $m	2008 $m	2009 $m	2008 $m	2009 $m	2008 $m
Consolidated								
Carrying amount at start of year	**429.2**	472.9	**455.9**	519.0	**51.0**	56.4	**1,104.0**	1,213.4
Additions	**2.8**	0.1	**8.0**	17.0	**0.1**	5.0	**131.4**	115.6
Assets classified as held for sale	**(84.3)**	2.4	**(0.9)**	2.1			**(45.8)**	3.9
Transfers from agricultural assets							**-**	4.7
Disposals	**(0.3)**	(7.4)	**-**	(16.4)			**(0.8)**	(2.5)
Impairment	**-**	(13.3)	**(1.2)**	(38.5)	**(1.0)**	(0.1)	**(19.3)**	(50.5)
Depreciation expense			**(10.3)**	(10.3)	**(4.4)**	(4.3)	**(163.3)**	(152.0)
Foreign currency exchange	**33.3**	(25.5)	**18.1**	(17.0)	**8.1**	(6.0)	**28.5**	(28.6)
Carrying amount at end of year	**380.7**	429.2	**469.6**	455.9	**53.8**	51.0	**1,034.7**	1,104.0
FGL								
Carrying amount at start of year					**2.7**	3.7	**16.5**	11.7
Additions					**-**	0.1	**5.6**	10.5
Depreciation expense					**(0.7)**	(1.1)	**(5.3)**	(5.7)
Carrying amount at end of year					**2.0**	2.7	**16.8**	16.5

NOTE 16 - AGRICULTURAL ASSETS

	Consolidated	
	2009 $m	2008 $m
Agricultural assets	**237.4**	291.6
Total agricultural assets	**237.4**	291.6

Agricultural assets mainly comprise grape vines, with a minor holding of olive trees.

Foster's has total vineyard resources of over 15,131 hectares (2008: 15,021 hectares). These vineyards provide the Group with access to some of Australia's highest quality super premium fruit from regions such as the Barossa Valley in central South Australia, Coonawarra in south-eastern South Australia and the Hunter Valley in New South Wales. Other Australia vineyards are also located in the Clare Valley, Eden Valley, Great Western, Heathcote, Langhorne Creek, the Limestone Coast, McLaren Vale, Margaret River, Mornington Peninsula, Mudgee, Murray Valley, Padthaway, Robe, and the Yarra Valley. The Group also holds vineyards in North America (mainly Napa Valley and Sonoma County), Italy and New Zealand.

The geographic spread of the vineyard holdings not only provides Foster's with a diversity of premium fruit styles, but also reduces viticultural risk.

Of the total land area under vine around 1,974 hectares (2008: 1,872 hectares) is under lease arrangements. The Group also has around 7 hectares (2008: 7 hectares) of olive groves in the Tuscany region of Italy.

During the fiscal year Foster's owned and leased vineyards yielded 106,000 tonnes of grapes (2008: 120,500 tonnes). Northern Hemisphere harvest of vines normally occurs in September - October, with Southern hemisphere harvest around March – April.

Vines and grapes are measured at fair value, less estimated point-of-sale costs, with changes in fair value included in the income statement in the period in which it arises. The fair value of acquired vines is determined with reference to independent valuations of vineyards and the market price of purchased vines (rootlings). Subsequent movements in the fair value of vines is determined through operational reviews of the vineyard portfolio which identify, where applicable, any factors affecting the long term viability and value of the vines. The fair value of harvested grapes is determined with reference to the weighted district average of grape prices for each region for the current vintage. Annual prices for grapes will vary with the grade quality of grapes produced in each particular region.

The measurement basis for vines and grapes as prescribed by AASB 141 'Agriculture' has resulted in a net loss before tax of $21.9 million (2008: loss before tax of $22.9 million) comprising a decrement in vines valuation of $0.2 million (2008: 24.8 million loss) and a loss on grape valuation of $21.7 million (2008: $1.9 million gain).

Reconciliations

Reconciliations of the carrying amount of agricultural assets at the beginning and end of the current and previous year are set out below.

	Consolidated	
	2009 $m	2008 $m
Consolidated		
Carrying amount at start of year	**291.6**	335.1
Acquisitions	**20.3**	1.2
Disposals	**-**	(0.4)
Fair value decrement	**(0.2)**	(24.8)
Assets classified as held for sale	**(93.6)**	2.4
Transfers to property, plant and equipment	**-**	(4.7)
Foreign exchange	**19.3**	(17.2)
Carrying amount at end of year	**237.4**	291.6

NOTE 17 – INTANGIBLE ASSETS

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Brand names and licences				
At cost			1,441.9	1,422.5
Accumulated amortisation and impairment			(98.2)	(98.7)
			1,343.7	1,323.8
IT development costs				
At cost	25.8	2.1	25.8	2.1
Goodwill				
Goodwill at cost less impairment			1,490.9	1,423.6
Total intangible assets	25.8	2.1	2,860.4	2,749.5

Reconciliations

Reconciliations of the carrying amount of intangibles at the beginning and end of the current and previous year are set out below.

	Brand names and Licences		IT development costs		Goodwill	
	2009 $m	2008 $m	2009 $m	2008 $m	2009 $m	2008 $m
Consolidated						
Carrying amount at start of year	1,323.8	1,471.7	2.1	-	1,423.6	1,950.1
Acquisitions			23.7	2.1		
Assets classified as held for sale	(49.8)					
Impairment	(2.3)	(79.3)			-	(391.5)
Amortisation expense	(2.1)	(3.0)				
Foreign currency exchange	74.1	(65.6)			67.3	(135.0)
Carrying amount at end of year	1,343.7	1,323.8	25.8	2.1	1,490.9	1,423.6
FGL						
Carrying amount at start of year			2.1	-		
Acquisitions			23.7	2.1		
Carrying amount at end of year			25.8	2.1		

Recoverable amount of cash generating units (CGUs)

- The recoverable amount for goodwill and indefinite life brand names is determined for the CGU to which the asset belongs. The Group's CGUs are:
- Australia, Asia Pacific Wine
- Australia Asia Pacific Beer, Cider and Spirits (BCS)
- Americas
- EMEA

AAP Wine

The AAP Wine CGU recoverable amount has been assessed as fair value less costs to sell using a discounted cash flow methodology. The assessment compares the net present value of cash flows associated with the worldwide sales of AAP sourced Wine brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been determined based on expectations about future performance with foreign currency cash flows being converted to Australian dollars at the estimated exchange rates for the period in question. When considering the recoverable amount, the net present value of cash flows has also been compared to reasonable earnings multiples for comparable wine and beverage companies.

There was no impairment identified as part of the 2009 assessment. In 2008, an impairment in the AAP Wine CGU of $201.3 million was recognised, resulting primarily from adverse exchange rates and ongoing pressure on the Australian Wine category in the Americas.

AAP BCS

The AAP BCS CGU recoverable amount has been assessed as value in use using a discounted cash flow methodology. The assessment compares the net present value of cash flows associated with sales of AAP BCS brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been approved by Key Management Personnel and are based on both past performance and expectations about future performance. No impairment has been identified for the AAP BCS CGU.

Americas

The Americas CGU recoverable amount has been assessed as fair value less costs to sell using a discounted cash flow methodology. This compares the net present value of cash flows associated with sales of Americas sourced brands against the asset used to generate those cash flows. Cash flow projections for a five year period have been determined based on expectations of future performance. When considering the recoverable amount, the net present value of cash flows has also been compared to reasonable earnings multiples for comparable wine and beverage companies.

There was no impairment identified as part of the 2009 assessment. In 2008, an impairment in the Americas CGU of $358.6 million was recognised, resulting primarily from a decline in sales and cash flow expectations due to the slowing US economy and Americas brands performing below expectation.

EMEA

The EMEA CGU recoverable amount has been assessed as fair value less costs to sell (2008: value in use) using a discounted cash flow methodology. This compares the net present value of cash flows associated with the sales of EMEA brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been approved by Key Management Personnel and are based on both past performance and expectations about future performance. No impairment has been identified for the EMEA CGU.

Key assumptions and sensitivities

The fair value less costs to sell and value in use tests are sensitive to a number of assumptions which are discussed in turn below:

Discount rate – Future cash flows are discounted using a discount rate of 12% (2008: 12%). The Directors believe it is appropriate to use a single common discount rate for all asset impairment testing.

Long term growth rate – Cash flows beyond a five year period are extrapolated using a growth rate of 3% (2008: 3%). The growth rate does not exceed the long term growth rate for the business in which the CGU operates.

Exchange rate – The AAP wine CGU recoverable amount test converts forecast international cash flows at the exchange rate expected to be in place at the time of the forecast transaction. Most international cash flows for the AAP wine CGU are forecast from the Americas (USD) and the UK (GBP). The recoverable amount test includes a forecast USD exchange rate of $A1=$USD 0.71 and a GBP exchange rate of $A1=GBP 0.43 for 2009 graduating up over the five year forecast period to $USD 0.73 and GBP 0.46.

A change of +/- 0.5% in the discount rate, and +/- 5% in exchange rates does not cause the carrying amount to exceed the recoverable amount in any of the CGU's.

The following table outlines the allocation of the impairment loss across the appropriate assets of each CGU.

	Americas		Australia, Asia and Pacific		Total	
	2009 $m	2008 $m	2009 $m	2008 $m	2009 $m	2008 $m
Impairment loss arising from CGU recoverable amount test:						
Property, plant and equipment	-	89.1	-	-	-	89.1
Goodwill	-	190.2	-	201.3	-	391.5
Brand names	-	79.3			-	79.3
CGU recoverable amount write-downs	-	358.6	-	201.3	-	559.9

NOTE 17 – INTANGIBLE ASSETS CONTINUED

Goodwill and indefinite life brand names has been allocated to individual cash-generating units (CGU) according to business segment and country of operation. A geographic segment-level summary of all indefinite life intangibles is presented below:

	Americas		Europe, Middle East and Africa		Australia, Asia and Pacific Wine		Australia, Asia and Pacific BCS		Total	
	2009 $m	2008 $m	2009 $m	2008 $m	2009 $m	2008 $m	2009 $m	2008 $m	2009 $m	2008 $m
Carrying amount of goodwill			**6.4**	6.1	**819.5**	752.6	**665.0**	664.9	**1,490.9**	1,423.6
Goodwill expensed in the income statement	-	190.2			-	201.3			-	391.5
Carrying amount of indefinite life brand names	**464.5**	391.4	**3.5**	3.3	**839.5**	886.2	**33.6**	33.7	**1,341.1**	1,314.6
Indefinite life brand names expensed in the income statement	-	79.3			**2.3**	-			**2.3**	79.3

Impairment losses have not been recognised directly in equity and there have been no reversals of impairment losses recognised during the year.

Indefinite life brand names

Brand names with a carrying value of $1,343.7 million (2008: $1,314.6 million) are assessed as having an indefinite useful life. The indefinite useful life reflects management's intention to continue to manufacture or distribute these brands to generate net cash inflows into the foreseeable future. Annual management review of indefinite life brands has not identified any factors that would significantly restrict the market or the brand position in the market (such as contractual, customer or consumer constraints). The annual review of grape supply has also demonstrated the ability to manufacture and distribute the brands into the foreseeable future. All other brand names have finite lives and are amortised using the straight-line method over their estimated useful lives. The key individual brand names in the wine portfolio are Beringer, Lindemans, Penfolds, Wolf Blass and Rosemount.

NOTE 18 - PAYABLES

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Current				
Trade creditors	**5.8**	7.2	**311.1**	301.3
Other creditors	**33.5**	31.4	**407.0**	420.5
Amounts due to controlled entities	**1,177.5**	1,132.1		
Total current payables	**1,216.8**	1,170.7	**718.1**	721.8
Non current				
Other creditors	**9.3**	13.4	**11.4**	19.1
Total non current payables	**9.3**	13.4	**11.4**	19.1

Trade payables are normally settled within 60 days (2008: 45) from the date of invoice and do not incur interest expense. Other creditors are settled when they become due and payable. Amounts due to controlled entities are predominantly non-interest bearing and repayable upon demand.

Foreign exchange transaction disclosures

Trade creditors, other creditors and amounts due to controlled entities in FGL are all denominated in AUD.

	Consolidated				
All balances translated to AUD	AUD $m	USD $m	GBP $m	Other $m	Total $m
2009					
Trade creditors	**243.7**	**45.5**	**9.0**	**12.9**	**311.1**
Other creditors	**294.2**	**85.2**	**32.5**	**6.5**	**418.4**
Total creditors	**537.9**	**130.7**	**41.5**	**19.4**	**729.5**
2008					
Trade creditors	230.3	45.8	6.6	18.6	301.3
Other creditors	312.1	60.8	60.4	6.3	439.6
Total creditors	542.4	106.6	67.0	24.9	740.9

NOTE 19 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Capital structure and financial risk management framework

Foster's has a commitment to disciplined capital management to maintain appropriate gearing levels and capital structure, consistent with its operating cash flow profiles and investment grade credit rating.

Based on the Group's capital structure delivered above, Foster's centralised Treasury function is delegated the operational responsibility for the identification and management of the Group's financial risks, in accordance with the Group Treasury Policy. The Group Treasury Policy sets out the Group's financial risk management philosophies and policies with respect to risk tolerance, internal controls (including segregation of duties), organisational relationships, functions, delegated authority levels, management of foreign currency, interest rate and counterparty credit exposures, and the reporting of exposures. The Group Treasury Policy, which is reviewed at least annually and includes explicit risk threshold benchmarks, is approved by the Group's Board of Directors.

The key financial risk exposures of the Group dealt with in the Group Treasury Policy are as follows:

- Liquidity risk;
- Interest rate risk;
- Foreign exchange risk;
- Counterparty credit risk; and
- Commodity price risk.

The following table summarises the Group's assessment of how these risks impact the Group's financial assets and liabilities (a cross represents exposure to risk):

	Reference	Liquidity	Interest rate	Foreign exchange	Credit	Commodity
Net debt	note 21	X	X	X		
Receivables	note 10			X	X	
Other financial assets	note 14			X		
Accounts payables	note 18	X		X		X
Derivative financial assets and liabilities	note 20		X	X	X	

The Group's risk management philosophy and specific risk management objectives in relation to each of the above financial risks are summarised below:

(a) Liquidity risk

The Group's liquidity risk management philosophy is that the Group should maintain, at all times, an appropriate minimum level of liquidity, comprising committed, unused bank facilities and cash resources, to meet the Group's financial obligations as and when they fall due.

Foster's Treasury manages liquidity risk by maintaining sufficient cash reserves, banking facilities and standby borrowing facilities of various maturities and by monitoring forecast and actual cash flows. At reporting date, the standby arrangements and unused credit facilities of the Group are as follows:

	Consolidated	
	2009 $m	**2008 $m**
Committed arrangements/facilities available to the Group:		
arrangements to provide standby funds and/or support facilities	**1,706.4**	1,781.5
amounts utilised	**(139.9)**	(271.3)
Amount of credit unused	**1,566.5**	1,510.2

FGL and the Consolidated Group is in compliance with all undertakings under its various financing arrangements.

Foster's Treasury, in managing the Group's liquidity risk, will have regard to the Group's ability and cost of access to capital markets short to medium term refinancing requirements, core assets and working capital funding requirements, and diversity of funding sources.

The following tables analyse the maturities of the Group's and the parent entity's financial liabilities, net and gross settled derivative financial instruments based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

	Maturing in:						
	6 months or less $m	6 months to 1 year $m	1 to 2 years $m	2 to 5 years $m	over 5 years $m	Contractual Total $m	Carrying amount $m
Consolidated – 2009							
Finance lease			0.9	3.0		3.9	3.9
Bank loans	51.4	72.5				123.9	121.0
Other loans	77.5	375.5	520.5	376.6	2,632.0	3,982.1	2,748.6
Interest rate swaps – floating	2.4	1.0				3.4	3.3
Interest rate swaps – fixed				(41.1)	(88.0)	(129.1)	(129.1)
Forward foreign exchange contracts	0.5					0.5	0.5
Trade creditors	311.1					311.1	311.1
Other creditors	418.4					418.4	418.4
Total financial liabilities	861.3	449.0	521.4	338.5	2,544.0	4,714.2	3,477.7
Consolidated – 2008							
Bank loans	51.7		165.9	57.7		275.3	223.6
Other loans	70.3	70.4	438.1	670.0	2,292.6	3,541.4	2,358.1
Interest rate swaps – fixed				(11.1)	(54.7)	(65.8)	(65.8)
Trade creditors	301.3					301.3	301.3
Other creditors	439.6					439.6	439.6
Total financial liabilities	862.9	70.4	604.0	716.6	2,237.9	4,491.8	3,256.8

FGL financial liabilities represent trade creditors, other creditors and amounts payable to controlled entities. Trade creditors and other creditors are payable within 6 months or less and amounts payable to controlled entities are payable on demand.

(b) Interest rate risk

The Group's interest rate risk management philosophy is to balance its exposure to fixed and floating interest rates in line with its intention to maintain prudent debt levels and having regard to cash flow volatility and interest coverage.

At balance date, the group had the following mix of financial assets and liabilities exposed to variable interest rate risk:

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Financial assets				
Cash and cash equivalents	2.5	2.6	133.0	160.9
Total assets	2.5	2.6	133.0	160.9
Financial liabilities				
Bank loans			(71.6)	(271.2)
Other loans			(1,031.7)	(973.4)
Fixed rate interest swaps			129.1	65.8
Amount due to controlled entities	(7,529.6)	(6,186.3)	-	-
Total liabilities	(7,529.6)	(6,186.3)	(974.2)	(1,178.8)

NOTE 19 - FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

Foster's Treasury, in managing the Group's interest rate risk, will have regard to the underlying operating cash flows available to service the Group's interest obligations. The majority of the Group's interest rate risk arises from borrowings. Other sources of interest rate risk for the Group may include interest bearing investments, creditors accounts offering a discount and debtors accounts on which discounts are offered. The Group's interest rate exposure is managed using derivative financial instruments, which includes interest rate swaps and forward rate agreements.

The following sensitivity analysis shows the impact if the consolidated group's weighted average floating interest rates had changed from the year-end rates of 1.83% (2008: 3.80%) with all other variables held constant.

			FGL				Consolidated			
Currency	**Sensitivity assumption**		**Pre-tax impact on profit**				**Pre-tax impact on profit**			
	2009	**2008**	**2009**		**2008**		**2009**		**2008**	
			- $m	+ $m	- $m	+ $m	- $m	+ $m	- $m	+ $m
United States Dollar	**+/- 25bp**	+/- 100bp	-	-	-	-	**(2.5)**	**2.5**	(10.4)	10.4
Australian Dollar	**+/- 25bp**	+/- 100bp	**(2.8)**	**2.8**	0.2	(0.2)	**0.1**	**(0.1)**	0.6	(0.6)
Great Britain Pound	**+/- 25bp**	+/- 100bp	-	-	-	-	**(0.1)**	**0.1**	(1.6)	1.6

The movements in profit on a consolidated level are primarily a result of interest costs from borrowings. FGL is exposed to interest rate risk on amounts due to and payable from controlled entities. There would have been no significant impact on equity (2008: nil impact).

(c) Foreign exchange risk

The Group's foreign exchange risk management philosophy is to initially fund foreign currency assets, where practicable and cost effective, in the respective currencies in which such assets are denominated as a natural hedge of the underlying cash flows. Subsequent to the initial funding, the focus of foreign exchange risk management activities is on the Group's transactional foreign exchange exposure on the underlying currency net cash flows of the Group.

Foster's Treasury, in managing the Group's transactional foreign exchange risk as required, will have regard to the underlying currency net cash flows of the Group, comprising operating, investing and financing cash flows. The Group's foreign currency transaction exposure is managed using derivative financial instruments, which include foreign exchange options and forward exchange contracts. Details of foreign exchange options and forward exchange contracts at reporting date are outlined in note 20.

Net debt, at the reporting date was denominated in the following currencies:

All balances translated to AUD	**AUD $m**	**USD $m**	**GBP $m**	**Other $m**	**Total $m**
Consolidated – 2009					
Cash and cash equivalents	**38.9**	**20.1**	**27.2**	**46.8**	**133.0**
Finance lease	**(3.9)**	**-**	**-**	**-**	**(3.9)**
Bank loans	**-**	**(49.4)**	**(71.6)**	**-**	**(121.0)**
Other loans	**(281.4)**	**(2,338.6)**	**-**	**-**	**(2,620.0)**
Fixed rate debt – fair value	**-**	**(128.6)**	**-**	**-**	**(128.6)**
Interest rate swaps to fixed rate debt	**-**	**129.1**	**-**	**-**	**129.1**
Net debt	**(246.4)**	**(2,367.4)**	**(44.4)**	**46.8**	**(2,611.4)**
Consolidated – 2008					
Cash and cash equivalents	59.6	23.3	8.7	69.3	160.9
Bank loans	2.0	(31.2)	-	(16.4)	(45.6)
Other loans	(282.0)	(2,069.8)	(165.9)	-	(2,517.7)
Fixed rate debt – fair value	-	(66.1)	-	-	(66.1)
Interest rate swaps to fixed rate debt	-	65.8	-	-	65.8
Net debt	(220.4)	(2,078.0)	(157.2)	52.9	(2,402.7)

The following table illustrates the impact to profit before tax of foreign exchange movements on the balance sheet at 30 June:

Currency	Sensitivity assumption*		Pre-tax impact on profit				Impact on equity			
	2009	2008	2009		2008		2009		2008	
			+ $m	- $m	+ $m	- $m	+ $m	- $m	+ $m	- $m
United States Dollar	**18.4%**	11.1%	**(1.3)**	**1.9**	(0.2)	0.3	**(50.8)**	**73.7**	(12.0)	15.0
Great Britain Pound	**13.5%**	10.7%	**(3.5)**	**4.6**	(3.7)	4.6	**(48.5)**	**63.7**	(39.5)	49.0
Euro	**13.3%**	10.1%	**(3.8)**	**5.0**	(5.3)	6.5	**(3.7)**	**4.9**	(2.6)	3.2
Canadian Dollar	**12.8%**	9.9%	**(2.2)**	**2.8**	(2.0)	2.4	**0.0**	**0.0**	0.0	0.0
New Zealand Dollar	**9.7%**	8.1%	**(0.2)**	**0.3**	(0.2)	0.2	**(10.7)**	**13.1**	(7.9)	9.2

Implied 1 year volatility at reporting date (Source: Bloomberg)

There is no transactional impact of foreign exchange movement on the income statement or equity for FGL.

(d) Commodity price risk

Commodity price risk to the Group is the risk that an adverse movement in commodity prices will lead to increased supply costs. Commodity price risk may be managed, either partially or fully, either through entry into long term supply contracts or via external derivative contracts. Any foreign currency transaction risk component relating to underlying commodity price risk exposure is identified and managed as a transactional foreign exchange risk.

The Group had no commodity derivative contracts outstanding at balance date 30 June 2008 and 2009. The impact on profit before tax based on implied volatility at balance date 30 June 2009 is +/- A$1.97 million (2008: +/- A$1.24 million).

(e) Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents, trade and other receivables, derivative instruments (including financial guarantees). Credit risk for financial assets which have been recognised in the balance sheet is generally the carrying amount, net of any provisions for doubtful debts. The maximum counterparty credit risk exposure at 30 June in respect of derivative financial instruments was $130.5 million (2008: $67.9 million) and in respect to cash investments was $133.0 million (2008: $160.9 million).

The Group's counterparty credit risk management philosophy is to limit its loss from default by any one counterparty by dealing only with financial institution counterparties of good credit standing, setting maximum exposure limits for each counterparty, and taking a conservative approach to the calculation of counterparty credit limit usage.

Foster's Treasury, in managing the Group's counterparty credit risk, will have regard to the credit opinions on counterparties from two reputable credit rating agencies, with counterparty credit limits set by reference to the lower of the two ratings.

(f) Fair values

The fair values of cash and cash equivalents and financial assets and financial liabilities approximate their carrying value. There have been no reclassifications of financial assets from fair value to cost, or from cost or amortised cost to fair value during the year.

The fair values of derivative financial instruments used to hedge interest rate and foreign exchange risks are based upon market prices, or models using inputs observed from the market, where markets exist or have been determined by discounting the expected future cash flows by the current interest rate for financial assets and financial liabilities with similar risk profiles.

The valuation of derivative financial assets and liabilities detailed below reflects the estimated amounts which the Group would be required to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates at reporting date. This is based on internal valuations using standard valuation techniques.

As the purpose of these derivative financial instruments is to hedge the Group's underlying assets and liabilities denominated in foreign currencies and to hedge against risk of interest rate fluctuations, it is unlikely in the absence of abnormal circumstances that these contracts would be terminated prior to maturity.

NOTE 19 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED

The carrying amount and fair values of financial assets and financial liabilities of the Consolidated Group at reporting date are:

	Consolidated			
	2009	2008	2009	2008
	Carrying amount $m	Carrying amount $m	Fair value $m	Fair value $m
Cash and deposits	**133.0**	160.9	**133.0**	160.9
Loans and receivables				
Trade debtors	**630.5**	748.1	**630.5**	748.1
Other debtors	**318.0**	325.0	**318.0**	325.0
Loans to other persons	**1.9**	1.1	**1.9**	1.1
Financial assets designated as hedged items				
Interest rate swaps – fixed	**129.1**	65.8	**129.1**	65.8
Interest rate swaps – floating	**-**	2.1	**-**	2.1
Forward foreign exchange contracts	**0.7**	-	**0.7**	-
Total financial assets	**1,213.2**	1,303.0	**1,213.2**	1,303.0
Financial liabilities at amortised cost				
Payables	**729.5**	740.9	**729.5**	740.9
Finance lease	**3.9**	-	**3.9**	-
Other loans	**1,464.5**	1,194.8	**1,464.5**	1,194.8
Bank loans	**71.6**	223.6	**71.6**	223.6
Financial liabilities designated as hedged items				
Other loans	**1,155.5**	1,097.2	**1,155.5**	1,097.2
Bank loans	**49.4**	-	**49.4**	-
Interest rate swaps – floating	**3.3**	-	**3.3**	-
Fair value hedge – borrowings	**128.6**	66.1	**128.6**	66.1
Forward foreign exchange contracts	**0.5**	-	**0.5**	-
Total financial liabilities	**3,606.8**	3,322.6	**3,606.8**	3,322.6

Other loans include USD bonds designated in a fair value hedge relationship.

Bank loans represent loans denominated in GBP, USD and AUD.

For all other assets and liabilities, based on the facts and circumstances existing at reporting date and the nature of the Group's assets and liabilities including hedged positions, the Group has no reason to believe that any of the above assets could not be exchanged, or any of the above liabilities could not be settled, in an arm's length transaction at an amount approximating its carrying amount.

The carrying amount and fair values of FGL financial assets and financial liabilities at reporting date are equal to their carrying value.

NOTE 20 - DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated	
	2009	2008
	$m	$m
Financial assets		
Interest rate swaps – fixed	-	1.5
Forward foreign exchange contracts	0.7	-
Total current derivative financial assets	0.7	1.5
Interest rate swaps – floating	-	2.1
Interest rate swaps – fixed	129.1	64.3
Total non-current derivative financial assets	129.1	66.4
Financial liabilities		
Interest rate swaps - floating	3.3	-
Forward foreign exchange contracts	0.5	-
Total current derivative financial liabilities	3.8	-

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposures to fluctuations in foreign exchange rates and interest rates in accordance with the Group's financial risk management policies.

The Group's foreign currency transactions are primarily denominated in Australian Dollars, USD, Euro, GBP, Canadian Dollars and New Zealand Dollars. At 30 June 2009, there was $49.1m (Australian dollar equivalent) net face value of outstanding forward exchange contracts at contract rates (2008: nil).

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and included in the acquisition cost of components. The portion of the gain or loss that is realised on the hedging instrument is recognised in the profit and loss. There was $0.1 million hedge ineffectiveness during the year (2008: $0.0 million ineffectiveness).

The parent entity has a derivative contract in the form of an external financial guarantee. This guarantee is disclosed in note 21.

Hedging of gross debt

The Group has interest rate swap agreements in place with a notional amount of $1,030.6 million (2008: $972.2 million) having variable interest rate margins between 0.103% and 0.706% above the market reference rates (2008: 0% and 0.97%). These swaps are used to hedge the exposure to changes in the fair value of the underlying debt.

Gains/losses on cash flow hedges are transferred to income statement at the same time as the hedged item affects income statement. There has been no ineffectiveness recognised in the profit and loss that arises from net investment hedges.

Fair value interest rate swap agreements in place at the end of the year to hedge gross debt are:

	Consolidated	
	2009	2008
	$m	$m
Financial assets		
Current interest rate swaps – fixed	-	1.5
Non-current interest rate swaps – fixed	129.1	64.3
Total interest rate swaps to fixed rate debt	129.1	65.8

In addition to floating interest rate swaps, the Group has fixed interest rate swap agreements in place with a notional amount of $174.4 million (2008: $125.0 million) having an average fixed interest rate of 5.90% against gross debt (2008: 7.28%). These swaps are being used to hedge the exposure to increasing variable interest rates.

NOTE 20 – DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

Cash flow interest rate swap agreements in place at the end of the year to hedge gross debt are:

	Consolidated	
	2009 $m	2008 $m
Financial assets		
Non-current interest rate swaps – floating	-	2.1
Total interest rate swaps to floating rate debt	**-**	2.1
Financial liabilities		
Current interest rate swaps – floating	**3.3**	-
Total interest rate swaps to floating rate debt	**3.3**	-

The cash flow hedge reserve at period end comprises:

	Consolidated	
	2009 $m	2008 $m
Interest rate swaps – floating	**(2.4)**	1.5
Deferred loss on effective cashflow hedges	**(20.6)**	(26.0)
Cash flow hedge reserve	**(23.0)**	(24.5)

The following table shows the movements in the cash flow hedge reserve associated with hedging of gross debt during the period:

	Consolidated	
	2009 $m	2008 $m
Cash flow hedge reserve – opening	**(24.5)**	(25.2)
Amount recognised in equity during the year	**(0.5)**	(2.7)
Amount removed from equity during the year	**2.0**	3.4
Cash flow hedge reserve – closing	**(23.0)**	(24.5)

A total of $3.7 million (2008: $4.1 million) of the amounts removed from equity during the year were recognised in net finance costs in the income statement.

NOTE 21 - BORROWINGS

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Current				
Secured				
– finance lease			0.9	-
Unsecured				
– bank loans			71.6	47.6
– other			297.7	(2.0)
Amounts due to controlled entities	7,529.6	6,186.3		
Total current borrowings	7,529.6	6,186.3	370.2	45.6
Non current				
Secured				
– finance lease			3.0	-
Unsecured				
– bank loans			49.4	223.6
– other			2,450.9	2,360.2
Total non current borrowings			2,503.3	2,583.8
Total net borrowings consist of:				
Current			370.2	45.6
Non-current			2,503.3	2,583.8
Total gross borrowings			2,873.5	2,629.4
Fair value of fixed rate debt hedges			(129.1)	(65.8)
Less – cash (note 9)	(2.5)	(2.6)	(133.0)	(160.9)
Total net borrowings	(2.5)	(2.6)	2,611.4	2,402.7
Reconciliation of net borrowings				
Net borrowings at the beginning of the year	(2.6)	(2.6)	2,402.7	2,568.6
Proceeds from borrowings			462.3	493.4
Repayment of borrowings			(690.0)	(444.7)
Total cash outflows/(inflows) from activities	0.1	-	32.3	113.6
Debt acquired/(disposed) on consolidation of controlled entities			-	9.7
Effect of exchange rate changes on foreign currency borrowings			404.1	(337.9)
Net borrowings/(cash) at the end of the year	(2.5)	(2.6)	2,611.4	2,402.7

Bank overdraft interest rate is 7.1% (2008: 10.2%). Bank loans and other loans have interest rates ranging between 1.2% – 7.3% (2008: 2.8% – 7.3%).

Details of major arrangements are as follows:

Bank Loans

Total facilities are $1,706.4 million (2008: $1,781.5 million) of which $1,566.4 million (2008: $1,510.2 million) was unutilised. Unutilised facilities totalling $1,037.0 million (2008: $1,011.2 million) have maturity dates beyond twelve months of balance date.

A$500m Commercial and medium term note program

A$300m of medium term notes have been issued under this program. These notes have a maturity date of March 2010.

Financial guarantees

At the time of the Group's divestment of the Australian Leisure and Hospitality business in November 2003, Australian Leisure and Entertainment Property Trust (ALE Trust) issued $150.0 million of unsecured cumulative redeemable loan securities with a maturity date of 30 September 2011 (ALE Notes). FGL has provided a guarantee over the ultimate repayment of principal and interest accrued to holders of the ALE Notes.

The parent entity has financial guarantees to banks of $2,759.6 million and other persons of $35.6 million.

NOTE 22 – PROVISIONS

	FGL		Consolidated	
	2009	2008	2009	2008
	$m	$m	$m	$m
Current				
Employee entitlements	**9.6**	9.0	**126.5**	91.4
Other	**6.8**	1.4	**60.2**	47.7
Total current provisions	**16.4**	10.4	**186.7**	139.1
Non current				
Employee entitlements	**3.0**	0.1	**30.1**	15.2
Other	**1.2**	2.2	**17.4**	20.8
Total non current provisions	**4.2**	2.3	**47.5**	36.0

	Onerous contracts	Restructuring	Warranties /other	Total
	$m	$m	$m	$m
Consolidated – 2009				
Carrying amount at start of year	**37.9**	**17.9**	**12.7**	**68.5**
Charged/(credited) to income statement	**14.2**	**14.9**	**(3.4)**	**25.7**
Applied/transferred	**-**	**(0.7)**	**0.3**	**(0.4)**
Payments	**(10.2)**	**(9.1)**	**(1.5)**	**(20.8)**
Foreign exchange	**4.0**	**0.7**	**(0.1)**	**4.6**
Carrying amount at end of year	**45.9**	**23.7**	**8.0**	**77.6**
Consolidated – 2008				
Carrying amount at start of year	19.4	28.9	21.6	69.9
Charged/(credited) to income statement	22.2	-	(1.1)	21.1
Applied/transferred	3.6	(1.8)	(1.6)	0.2
Payments	(7.3)	(8.9)	(6.0)	(22.2)
Foreign exchange	-	(0.3)	(0.2)	(0.5)
Carrying amount at end of year	37.9	17.9	12.7	68.5
FGL – 2009				
Carrying amount at start of year	**0.3**	**-**	**3.3**	**3.6**
Charged/(credited) to income statement	**-**	**5.4**	**-**	**5.4**
Applied/transferred	**-**	**-**	**(1.0)**	**(1.0)**
Carrying amount at end of year	**0.3**	**5.4**	**2.3**	**8.0**
FGL – 2008				
Carrying amount at start of year	0.2	-	4.2	4.4
Applied/transferred	0.2	-	-	0.2
Payments	(0.1)	-	(0.9)	(1.0)
Carrying amount at end of year	0.3	-	3.3	3.6

Onerous contract provisions pertain to surplus facility leases following production site closures or restructuring. The surplus property lease contracts have various expiry terms, the maximum being 11 years. The provision estimates have been determined with reference to contracted and market prices and may vary due to the future utilisation of the leased premises and potential sub-lease arrangements. Certain provisions are also held for onerous oak barrel lease contracts and wine grape supply contracts that are surplus to requirements.

Restructuring provision balances mainly comprise costs associated with 2009 strategic wine review and previously announced Australian winery restructuring activities. Provisions are also held for acquired legacy Southcorp matters. Redundancy provisions are disclosed in employee entitlements.

The Group has recognised warranty provisions for potential claims and exposures from acquired Southcorp contractual arrangements in 2005. A financial guarantee contract provision relating to $150 million ALE notes has also been recognised.

The FGL other provisions mainly comprise costs associated with the 2009 business restructuring and the financial guarantee contract provision relating to $150 million ALE notes. This guarantee lapses on maturity of the notes which are redeemable no later than 30 September 2011.

NOTE 23 – CONTRIBUTED EQUITY

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Paid up capital				
Ordinary fully paid shares	**3,524.1**	3,493.3	**3,521.7**	3,493.3
Movements in share capital				
Opening balance	**3,493.3**	3,612.9	**3,493.3**	3,612.9
Long term incentive plan[c]	**2.5**	4.2	**2.5**	4.2
Dividend reinvestment plan[d]	**28.3**	55.9	**28.3**	55.9
On-market share buy-back[e]	**-**	(100.0)	**-**	(100.0)
Off market share buy-back[e]	**-**	(79.7)	**-**	(79.7)
Shares purchased by a Foster's controlled entity pursuant to the Foster's Restricted Share Plan[f]			**(2.4)**	-
Closing balance	**3,524.1**	3,493.3	**3,521.7**	3,493.3

	FGL	
	2009 shares m	2008 shares m
Opening balance		
– ordinary fully paid shares[a]	**1,921.5**	1,970.8
– partly paid employee shares[b]	**0.8**	0.8
	1,922.3	1,971.6
Long term incentive plan[c]	**0.9**	0.7
Dividend reinvestment plan[d]	**5.4**	8.8
On-market share buy-back[e]	**-**	(15.9)
Off market share buy-back[e]	**-**	(42.9)
Closing balance		
– ordinary fully paid shares	**1,927.8**	1,921.5
– partly paid employee shares	**0.8**	0.8
	1,928.6	1,922.3

(a) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(b) Partly paid employee shares

A total of 786,510 (2008: 786,510) of the partly paid shares are on issue at the reporting date.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

(c) Employee share scheme

Information relating to the employee share scheme, including details of shares issued under the Employee Share Plan, is set out in note 26. In 2009, 898,914 shares (2008: 704,544) were issued under the Long Term Incentive Plan.

NOTE 23 – CONTRIBUTED EQUITY CONTINUED

(d) Dividend reinvestment plan ('DRP')

The company has an established DRP under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of shares rather than being paid in cash. 5,376,136 shares (2008: 8,832,202) were issued under the dividend reinvestment plan.

The Company's dividend reinvestment plan continues to be available to eligible shareholders. Under the plan rules, shares will be allotted at an amount which is based on the daily volume weighted average price for fully paid ordinary shares sold on the ASX for an eight trading day period starting from two days after the record date.

(e) Share buy-back

There was no on-market buyback activity in 2009. Total on-market buyback activity in 2008 resulted in 15.9 million ordinary shares being purchased by the company at a total cost (including transaction costs) of $100.0 million. The shares were purchased at prices ranging between $6.06 per ordinary share and $6.43 per ordinary share at an average cost of $6.27 per ordinary share.

There were also no off-market buy backs in 2009. The Group conducted off-market buy backs during the 2008 financial year. The tendering process for the 2008 off-market buy-back was completed in October 2007 with 42.9 million ordinary shares, representing 2.2% of issued shares, were bought back at a price of $5.85 per share. The buy-back amount comprised a capital component of $1.83 per share (recognised in share capital) and a fully franked dividend component of $3.99 per share (recognised in retained earnings). The total cost of the off-market buy-back was $251.0 million (including transaction costs) with $79.7 million recognised in share capital and $171.3 million recognised in retained earnings.

(f) Restricted share plan

Shares were purchased on-market during 2009 in accordance with the terms of the restricted share plan by Foster's Share Plans Pty. Ltd. and Foster's Share Plans International Pty. Ltd., both controlled entities of the parent. These shares are eliminated from the consolidated result. Further details of the restricted share plan are outlined in note 26.

NOTE 24 – RESERVES AND RETAINED PROFITS

(a) Reserves

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Cash flow hedge reserve			**(23.0)**	(24.5)
Share based payments reserve	**10.4**	19.9	**10.4**	19.9
Acquisition of non-controlling interest			**(21.1)**	-
Foreign currency translation reserve			**(339.8)**	(330.7)
Total reserves	**10.4**	19.9	**(373.5)**	(335.3)

	Cash flow hedge reserve		Share based payments reserve		Acquisition of non-controlling interest		Foreign currency translation reserve	
	2009 $m	2008 $m	2009 $m	2008 $m	2009 $m	2008 $m	2009 $m	2008 $m
Consolidated								
Carrying amount at start of year	**(24.5)**	(25.2)	**19.9**	19.7			**(330.7)**	(213.9)
Transfer to retained earnings			**(8.5)**	(5.3)				
Current period (profit)/loss			**(1.0)**	5.5				
Ordinary shares issued								
Acquisition/disposal of controlled entities					**(21.1)**	-		
Hedging activities	**1.5**	0.7					**(178.4)**	159.4
Currency translation differences							**169.3**	(276.2)
Carrying amount at end of year	**(23.0)**	(24.5)	**10.4**	19.9	**(21.1)**	-	**(339.8)**	(330.7)

Nature and purpose of reserves

(i) Cash flow hedge reserve

This reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be effective.

(ii) Share based payment reserve

This reserve records the value of shares under the Long Term Incentive Plan offered to employees and Directors as part of their remuneration. Refer to note 26 for further details of this plan. The FGL reconciliation of the share based payment reserve is the same as the consolidated accounts.

(iii) Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities within the Group, are taken to the foreign currency translation reserve, as described in the accounting policy note 1.

(iv) Acquisition of non-controlling interest reserve

This reserve records the excess of the consideration paid over the carrying amount of non-controlling interest acquired. Amounts are recycled through the income statement when the subsidiary is sold, or when control is lost.

(b) Retained profits

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Retained profits at the beginning of the year	**846.6**	1,171.1	**663.5**	1,212.1
Net profit attributable to members of Foster's Group Limited	**437.3**	331.0	**438.3**	111.7
Actuarial gains/(losses) on defined benefit plans	**-**	(2.6)	**(13.8)**	(7.4)
Transfers from reserves	**8.5**	5.3	**8.5**	5.3
Total available for appropriation	**1,292.4**	1,504.8	**1,096.5**	1,321.7
Ordinary dividends				
– final paid	**(273.8)**	(256.3)	**(273.8)**	(256.3)
– interim paid	**(230.7)**	(230.6)	**(230.7)**	(230.6)
– dividend component of off market buyback	**-**	(171.3)	**-**	(171.3)
Total available for appropriation	**(504.5)**	(658.2)	**(504.5)**	(658.2)
Retained profits at the end of the year	**787.9**	846.6	**592.0**	663.5

NOTE 25 – KEY MANAGEMENT PERSONNEL DISCLOSURES

Key Management Personnel compensation

The following table show the compensation paid to Key Management Personnel of FGL and the consolidated group:

	2009 $	2008 $
Short-term employee benefits	**8,754,708**	7,119,251
Post-employment benefits	**787,776**	3,036,541
Share-based payments	**(2,842,928)**	(505,702)
Termination benefits	**2,185,419**	-
Total	**8,884,975**	9,650,090

Equity instrument disclosures relating to Key Management Personnel

The number of shares in the Company held by each Director and other Key Management Personnel of the group, including their related parties, is shown in the table below.[1]

		Balance of shares at start of year	Shares acquired during the year as part of remuneration[2]	Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year[3]	Other changes during the year[4]	Balance of shares held at end of year
Non-executive Directors							
DA Crawford	2009	35,250	15,938	-	1,702	-	52,890
	2008	25,005	9,102	-	1,143	-	35,250
ML Cattermole	2009	175,918	9,294	-	74	(1,608)	183,678
	2008	169,229	8,226	-	34	(1,571)	175,918
PA Clinton	2009	-	3,206	-	-	-	3,206
	2008	-	-	-	-	-	-
M G Ould	2009	59,976	10,625	-	2,896	-	73,497
	2008	47,124	10,661	-	2,191	-	59,976
MJ Ullmer	2009	-	4,016	-	-	-	4,016
	2008	-	-	-	-	-	-
Former Directors							
GW McGregor	2009	39,690	-	-	771	-	n/a
	2008	33,559	4,832	-	1,299	-	39,690
TL O'Hoy	2009	503,857	-	-	-	-	n/a
	2008	433,468	70,233	-	156	-	503,857
Executive Director (Chief Executive Officer)							
ID Johnston	2009	10,187	69,142	-	492	-	79,821
	2008	5,000	5,072	-	115	-	10,187
Other Key Management Personnel							
S Brauer	2009	-	-	-	-	-	-
	2008	-	-	-	-	-	-
MP Brooks	2009	47,773	-	39,270	-	-	87,043
	2008	47,617	156	-	-	-	47,773
PR Jackson	2009	511	-	-	26		537
	2008	337	156	-	18	-	511
AJ Leyden	2009	18,114	18,377	37,510	1,901	(46,800)	29,102
	2008	-	-	-	-	-	-
AR McKay	2009	673	-	43,250	-	-	43,923
	2008	517	156	-	-	-	673
SM Smith	2009	493	-	28,820	679		29,992
	2008	326	156	-	11	-	493
A Stevens	2009	-	54,129	-	-	-	54,129
	2008	-	-	-	-	-	-

		Balance of shares at start of year	Shares acquired during the year as part of remuneration[2]	Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year[3]	Other changes during the year[4]	Balance of shares held at end of year
Former Key Management Personnel							
DL Bortolussi	2009	688	-	33,410	793	(5,410)	n/a
	2008	517	156	-	15	-	688
MM Hudson	2009	62,066	-	6,820	-	-	68,886
	2008	61,910	156	-	-	-	62,066
J Odell	2009	119,313	-	9,110	87	(9,110)	n/a
	2008	119,013	156	-	144	-	119,313
S Weiss	2009	257		6,600		(6,600)	n/a
	2008	174	83	-	-	-	257

1 *Includes directly held ordinary and phantom deferred shares, nominally held shares, and shares held by related parties of the individual.*

2 *Includes shares granted under the Restricted Share Plan and Directors' Share Purchase Plan. Shares purchased under the Directors' Share Purchase Plan during the reporting period utilise fees attributable to the period 1 April 2008 – 31 March 2009. Prior to his appointment to the role of Chief Information Officer, A Leyden received an allocation of shares under the restricted share plan, to underpin retention. A Stevens received an allocation of shares under the restricted share plan as part of the employment offer made to attract him to the role of Managing Director, Carlton & United Breweries.*

3 *Includes purchases and shares acquired under the Dividend Reinvestment Plan.*

4 *For D Bortolussi, J Odell and S Weiss this includes Long Term Incentive Plan shares which were forfeited on cessation of employment.*

NOTE 25 – KEY MANAGEMENT PERSONNEL DISCLOSURES CONTINUED

The aggregate number of Long-Term Incentive Plan opportunities and movements offered during the year to Key Management Personnel of the group, including their related parties, is shown in the table below. Non-executive Directors do not participate in the Long-Term Incentive Plan. This table below is reproduced in the Remuneration Report.

		Maximum share opportunity at start of year[1]	Share opportunities offered during the year (maximum)[2]	Fair value of LTIP offered during the year[3]	Shares vested and converted during the year[4]
Executive Director (Chief Executive Officer)					
I Johnston	2009	-	343,000	$1,444,030	-
	2008	-	-	-	-
Other Key Management Personnel					
S Brauer	2009	-	-	-	-
	2008	-	-	-	-
MP Brooks	2009	308,500	95,600	$291,580	39,270
	2008	268,600	106,900	$316,514	-
PR Jackson	2009	162,200	78,800	$240,340	4,620
	2008	92,800	69,400	$144,172	-
AJ Leyden	2009	217,100	37,600	$114,680	37,510
	2008	-	-	-	-
AR McKay	2009	230,000	114,000	$347,700	43,250
	2008	209,400	97,800	$297,204	-
SM Smith	2009	150,000	78,800	$240,340	28,820
	2008	153,800	50,200	$159,452	-
A Stevens	2009	-	-	-	-
	2008	-	-	-	-
Former Executive Director & Key Management Personnel					
T O'Hoy	2009	685,600	-	-	-
	2008	1,309,400	580,400	$1,706,680	-
DL Bortolussi	2009	240,200	89,600	$273,280	33,410
	2008	199,400	96,800	$284,368	-
MM Hudson	2009	350,000	110,400	$336,720	6,820
	2008	263,200	86,800	$230,888	-
J Odell	2009	598,900	147,600	$450,180	92,710
	2008	566,500	199,600	$611,192	-
S Weiss	2009	298,600	23,400	$71,370	6,600
	2008	186,600	89,600	$238,336	-

1 *Maximum share opportunity is the maximum number of shares that can be achieved from all unvested LTIP offers as at the date indicated.*
2 *Share opportunities offered during the year include those under the 2007 LTIP offer and the extended 2004 offer.*
3 *Fair value is determined at the date of offer and is explained in section 8E of the Remuneration Report.*
4 *On 24 September 2008, the Australian peer group of the first tranche of the 2007 offer vested at 78% of maximum. Shares were allocated at $5.55 per share. On 28 January 2009, the Extended 2004 offer vested. Shares under that offer were allocated at $5.30 per share.*
5 *Share opportunities lapsed during the year are 2003 Extended offer and 2005 offer. For D Bortolussi, M Hudson, J Odell and S Weiss this value includes all offers, which lapsed on their exit date.*
6 *The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 8E of the Remuneration Report).*
7 *The net value of LTIP offered, vested, converted and lapsed during the year provides an indication of incremental value received during the year by aggregating the shaded columns (where those lapsed are treated as a negative).*

Value of those converted during the year	Value of shares converted (over and above fair value)	Share opportunities lapsed during the year[5]	Value of lapsed opportunities[6]	Incremental value of LTIP during year[7]	Maximum share opportunity at year end[1]
-	-	-	-	$1,444,030	343,000
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
$209,574	$72,955	103,310	$589,985	-$88,831	261,250
-	-	67,000	$188,270	$128,244	308,500
$25,641	$13,352	28,140	$98,847	$167,134	208,240
-	-	-	-	$144,172	162,200
$199,381	$65,812	90,470	$269,888	$44,173	126,720
-	-	-	-	-	-
$230,388	$78,287	73,190	$226,025	$352,063	227,560
-	-	77,200	$216,932	$80,272	230,000
$153,201	$50,620	51,420	$152,703	$240,838	148,560
-	-	54,000	$151,740	$7,712	150,000
-	-	-	-	-	-
-	-	-	-	-	-
-	-	685,600	$2,088,184	-$2,088,184	-
-	-	1,204,200	$3,717,336	-$2,010,656	685,600
$178,426	$62,675	296,390	$949,515	-$497,810	-
-	-	56,000	$157,360	$127,008	240,200
$37,851	$19,710	373,600	$1,252,612	-$878,041	79,980
-	-	-	-	$230,888	350,000
$493,641	$166,776	653,790	$2,366,775	-$1,422,955	-
-	-	167,200	$469,832	$141,360	598,900
$36,630	$19,074	315,400	$1,025,164	-$917,164	-
-	-	-	-	$238,336	276,200

NOTE 25 – KEY MANAGEMENT PERSONNEL DISCLOSURES CONTINUED

In accordance with the terms of the FGL Employee Share and Option Plan, the Company issued fully paid shares and provided financial assistance for the purpose of the acquisition of shares to employees, including Key Management Personnel.

	Balance at beginning of period $	Interest paid and payable $	Balance at end of period $	Interest not charged $	Number of KMP included at the end of the year
2009	**89,460**	**-**	**34,020**	**5,289**	**2**
2008	99,460	-	89,460	7,244	5

Repayments to share plan loans were made by way of offset of dividend entitlements and other payments received from Key Management Personnel. The share plan loans are interest free. The average commercial rate of interest during the period was 6.05%. There were no allocations to non-executive Directors under the FGL Employee Share and Option Plan nor were there loans to such Directors. There were no individuals with loans above $100,000 in either of the years ended 30 June 2008 or 2009.

Other transactions Key Management Personnel and their personally-related entities

FGL and the Group entered into transactions which are insignificant in amount with Key Management Personnel and their related parties within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available in similar arm's length dealings which include payments of salaries and benefits and purchase of Group products.

Some directors of Foster's Group Limited are also directors of public companies, which have transactions with the Foster's Group. The relevant directors do not believe they have the individual capacity to control or significantly influence the financial policies of those companies. The companies are therefore not considered to be related parties for the purpose of the disclosure requirements of AASB 124 "Related Party Disclosures".

NOTE 26 – EMPLOYEE EQUITY PLANS

Employee share grant plan

Most full-time or part-time permanent employees with at least six months' service with the Company are eligible to participate in the Foster's Employee Share Grant Plan, which is being re-presented to shareholders for approval at the Annual General Meeting to be held 21 October 2009.

Under this plan, participants receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

No shares were allocated under the plan during the year, as Company performance did not meet minimum requirements. During the year ended 30 June 2008, 698,687 fully paid ordinary shares were issued under the Plan at a notional price of $6.40. These shares include 1,424 shares issued to French employees under the 2006 Employee Share Grant Plan, French sub-plan.

In some countries, a portion of these shares may be sold at the time of grant to pay for employee or employer taxes. Participants may not transfer shares until the earlier of three years after they are acquired or when employment ceases.

The Company conducts separate versions of the plan in the different countries in which it operates, in order to reflect local compliance requirements while preserving the plan's main features.

Employee Share Grant Plan	Balance as at 1 July	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June
2009	**2,204,251**	**-**	**(359,760)**	**4,303**	**1,844,491**
2008	2,036,839	698,687	(531,275)	5,086	2,204,251

International employee share plan

The International Employee Share Plan ("International Plan") was established in 2001 to facilitate employee share ownership in overseas jurisdictions in which it was not practicable for Foster's to operate the Foster's Employee Share and Option Plan.

Under the International Plan, employees resident in the United States and the United Kingdom had the right to contribute a specified percentage of their remuneration to purchase shares in the Company at a discount of up to fifteen percent of the prevailing market price. Shares under the Plan were subject to a restriction on transfer of twelve months or until the employee left the Company.

The International Plan was last approved by shareholders at the Annual General Meeting of the Company in 2006. No offers were made under the International Plan during the year ended 30 June 2009 (2008: nil). As the International Plan has similar features to the Employee Share Acquisition Plan ("Acquisition Plan") which was presented to shareholders for approval at the 2006 Annual General Meeting, the Company may make offers under the International Plan in place of offers under the Acquisition Plan in certain overseas jurisdictions where the International Plan may be more suitable than the Acquisition Plan due to local regulatory issues.

International Employee Share Plan	Balance as at 1 July	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June
2009	**189,993**	**-**	**(34,274)**	**69**	**155,719**
2008	326,245	-	(136,252)	85	189,993

Foster's employee share and option plan – shares

Under the Foster's Employee Share and Option Plan, eligible employees were offered fully paid ordinary shares at a discount of fifty cents per share ($0.50) from the prevailing market price, funded by an interest free loan arranged by the Company. The loan is repaid by applying dividends paid on the shares or voluntary payments by the employee. The shares could not be transferred for three years or until the loan was repaid, and on leaving the Company all loan balances must be repaid by the employee.

No additional offers are currently planned under the Foster's Employee Share and Option Plan. As at the reporting date, interest free loans remain outstanding in respect of 8,358,500 fully paid ordinary shares and therefore subject to the rules of this plan.

Foster's employee share and option plan – shares	Balance as at 1 July	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June
2009	**8,358,500**	**-**	**(1,794,900)**	**917**	**6,563,600**
2008	10,776,500	-	(2,418,000)	1,171	8,358,500

Foster's employee share acquisition plan

Foster's Employee Share Acquisition Plan was approved by shareholders at the 2006 Annual General Meeting. Under the plan, employees have been given the opportunity to increase shareholdings in the Company, using funds that would otherwise have been paid to them as a bonus. Shares acquired under the plan have been placed in trust and do not become available to the employee until three years from the date of purchase, or when they cease employment with the Company, whichever comes first. To date, the plan has been used sparingly, with 32 employees electing to receive shares under the plan as part of bonuses paid in 2009. In light of new legislation being proposed by the Australian Government, the Employee Share Acquisition Plan is unlikely to be used to facilitate the purchase of any additional shares.

Foster's employee share acquisition plan	Balance as at 1 July	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June
2009	**12,281**	**23,247**	**-**	**33**	**35,528**
2008	16,953	-	(4,672)	1	12,281

Foster's restricted share plan

Foster's Restricted Share Plan was approved by shareholders at the 2007 Annual General Meeting. Under the plan, the Company requires that a proportion of bonuses paid to certain employees be received in the form of shares. The first shares acquired under the plan were bought on-market in relation to 2008 bonuses made below senior executive level. These shares will be subject to forfeiture if an employee resigns from the Company or otherwise leaves employment in certain circumstances during the three-year restriction period. These circumstances include employees who leave the Company for cause or who have failed to meet performance objectives.

The plan also facilitates offers by the Board on special terms, tied to the employee remaining with the Company for specified periods and/or the achievement of special performance standards. These provisions may be used by the Directors on a non-recurrent basis to create incentives to attract and retain the best possible management talent for Foster's where the existing share plans may not be sufficiently flexible for this purpose.

Foster's restricted share plan	Balance as at 1 July	Shares offered during the year	Shares sold and/or released	Number of participants	Balance as at 30 June
2009	**-**	**513,160**	**(24,331)**	**197**	**488,829**

NOTE 26 – EMPLOYEE EQUITY PLANS CONTINUED

Foster's long term incentive plan

Under the Foster's Long Term Incentive Plan (LTIP), participants (who are determined selectively by the Directors), may be entitled to shares to be issued for no consideration by Foster's, subject to certain performance standards being met.

The performance standard is the Company's relative performance measured by total shareholder return compared with a number of listed peer companies. Offers are split into three tranches measured over one, two and three years, and weighted 20 per cent, 20 per cent and 60 per cent respectively. For each tranche, Foster's performance is measured against two independent peer groups comprising (1) Australian companies and (2) international alcoholic beverage companies. Any shares issued in relation to the one- or two-year tranches do not vest until the final three-year performance period has elapsed.

Further details of the LTIP are included in section 4 of the Remuneration Report.

In the year ended 30 June 2009, the 2004 Extended offer and the first tranche of the 2007 offer vested. For all outstanding LTIP offers, the estimated number of shares that may be granted under LTIP if performance conditions are met is as follows:

LTIP offer	Number of current participants	Number of shares at threshold	Number of shares at maximum
2006	138	1,311,200	2,622,400
2007	20	264,560	529,120
2008	21	629,400	1,258,800

For those participants whose remuneration is not denominated in Australian dollars, the 2006 entitlements are expressed as a local currency value until such time that shares are allocated. On this basis, the estimated aggregate listed above for the 2006 offer is determined using the exchange rate from the date of offer until 30 June 2009.

Partly paid employee shares

Shares issued under the 1987 Employee Share Plan are described in Note 23 Contributed equity.

NOTE 27 – EMPLOYEE BENEFITS

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
The aggregate amount of employee benefits is comprised of:				
Accrued wages, salaries and on-costs	**9.1**	1.6	**33.5**	29.5
Provisions (current)	**9.6**	9.0	**126.5**	91.4
Provisions (non current)	**3.0**	0.1	**30.1**	15.2
Total employee benefits	**21.7**	10.7	**190.1**	136.1

The aggregates of provisions for employee entitlements as shown above are $156.6 million, consolidated (2008: $106.6 million), and $12.6 million, FGL (2008: $9.1 million).

The total employee benefits incurred during the year for the consolidated entity were $ 623.4 million (2008: $555.2 million).

	Consolidated	
	2009	2008
Employee numbers		
Number of full-time equivalent employees at the reporting date	**6,271**	6,373

Superannuation commitments

The Group has established a number of retirement funds which provide either defined or accumulation type benefits for employees within the Group, worldwide.

The benefits are provided from contributions by employee members and entities in the Group and income from fund assets invested. The members' contributions are at varying rates while contributions from controlled entities, in respect of defined benefit funds, are made at levels necessary to ensure that these funds are maintained with sufficient assets to meet their liabilities and, in respect of accumulation funds, are at fixed rates. The rate of contributions by controlled entities for defined benefit funds is determined by actuarial valuations.

Controlled entities are obliged to contribute to these funds as set out in the relevant Trust Deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant Trust Deeds.

Following the Southcorp acquisition the Group now sponsors a number of Southcorp Superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The majority of members receive accumulation benefits, however the primary fund (Plum Superannuation Fund for Southcorp Employees) is classified as a defined benefit fund because a number of members receive defined benefits.

During 2009, all plan assets and obligation liabilities were transferred from FGL into Foster's People Pty. Ltd., which forms part of the consolidated group.

The latest actuarial valuation at 30 June 2008 performed by Watson Wyatt Australia Pty. Ltd., identified the value of the Foster's Group Superannuation Fund assets to be $291.9 million. Fully vested benefits at this date were $295.2 million (fund assets in deficit by $3.3 million). Accrued benefits at this date were $286.4 million (fund assets in excess by $5.5 million).

The actuary has estimated that the vested benefits exceed assets under the Foster's Group Superannuation Fund as at 30 June 2009 by approximately $14.6 million (2008: $2.9 million surplus assets over vested benefits). Based on advice from the fund's Actuary, the Group has committed to fund the deficiency within the next 3 years (or earlier as required).

The Group sponsors the defined benefit plans as noted above. The amounts recognised in the consolidated income statements and the funded status and amounts recognised in the consolidated balance sheets are summarised below:

	FGL		Consolidated	
Amounts recognised in income statement	2009 $m	2008 $m	2009 $m	2008 $m
Current service cost	-	1.5	**4.3**	4.4
Interest cost	-	1.4	**3.6**	4.1
Expected return on plan assets	-	(2.6)	**(3.6)**	(7.5)
Net expense	-	0.3	**4.3**	1.0

	Consolidated			
Amounts recognised in balance sheet	2009 $m	2008 $m	2007 $m	2006 $m
Present value of benefit obligation	**74.1**	82.4	92.8	103.1
Fair value of plan assets	**55.9**	74.8	96.5	107.5
Net defined benefit superannuation fund asset/(liability)	**(18.2)**	(7.6)	3.7	4.4
Experience adjustments – plan liabilities	**(2.2)**	0.7	1.1	1.8
Experience adjustments – plan assets	**(14.5)**	(12.8)	3.2	2.1
	FGL			
Present value of benefit obligation	-	26.3	29.6	28.8
Fair value of plan assets	-	23.4	30.7	29.6
Net defined benefit superannuation fund asset/(liability)	-	(2.9)	1.1	0.8
Experience adjustments – plan liabilities	-	0.2	0.3	0.4
Experience adjustments – plan assets	-	(4.2)	0.9	0.7

All actuarial gains or losses are recognised in the balance sheet as they are identified. Adjustments to actuarial gains and losses are recognised directly to retained earnings, in accordance with AASB 119, "Employee Entitlements". There are no past service costs attributable to any Foster's Group defined benefit Superannuation fund.

	FGL		Consolidated	
Amounts recognised in statement of recognised income and expenses	2009 $m	2008 $m	2009 $m	2008 $m
Actuarial (gain)/loss carried forward at the beginning of the year	-	(5.4)	**(6.1)**	(16.5)
Recognised actuarial (gain)/loss	-	3.7	**18.4**	10.4
Actuarial (gain)/loss at the end of the year	-	(1.7)	**12.3**	(6.1)

NOTE 27 – EMPLOYEE BENEFITS CONTINUED

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Movement in present value of benefit obligation				
Defined benefit obligation at the beginning of the year	**26.3**	29.6	**82.4**	92.8
Current service cost	**-**	1.5	**4.3**	4.4
Interest cost	**-**	1.4	**3.6**	4.1
Contributions by plan participants	**-**	0.2	**0.3**	0.4
Actuarial (gain)/losses	**-**	(4.2)	**0.5**	(12.0)
Benefits paid	**-**	(2.2)	**(17.8)**	(6.4)
Transfers[1]	**(26.3)**	-	**-**	-
Foreign exchange	**-**	-	**0.8**	(0.9)
Defined benefit obligation at the end of the year	**-**	26.3	**74.1**	82.4
Comprising amounts from:				
– plans that are wholly or partly funded	**-**	26.3	**74.1**	82.4
– plans that are wholly unfunded	**-**	-	**-**	-
Movement in fair value of plan assets				
Fair value of plan assets at the beginning of the year	**23.4**	30.7	**74.8**	96.5
Expected return on plan assets	**-**	2.6	**3.6**	7.5
Actuarial gain/(losses)	**-**	(7.9)	**(18.0)**	(22.4)
Employee contributions	**-**	-	**12.3**	-
Contributions by plan participants	**-**	0.2	**0.3**	0.4
Benefits paid	**-**	(2.2)	**(17.8)**	(6.4)
Transfers[1]	**(23.4)**	-	**-**	-
Foreign exchange	**-**	-	**0.7**	(0.8)
Plan assets at the end of the year	**-**	23.4	**55.9**	74.8
Actual return on plan assets	**-**	(7.6)	**(10.6)**	(7.6)

1 *During 2009, all the plan assets and defined benefit obligations in FGL were transferred to Foster's People Pty. Ltd., which is included as part of the consolidated entity.*

The fair value of plan assets includes no amounts relating to any of the companies own financial instruments or any property occupied by, or other assets used by the Group. The expected return on assets is determined by weighting the expected long-term return for each class by the target allocations of assets to each class. The returns used for each asset class are net of investment tax and investment fees. The actual return on plan assets in 2009 was a negative return of $10.6 million (2008: $7.6 million) for the Group.

	FGL		Consolidated	
	2009 %	2008 %	2009 %	2008 %
Plan assets				
Equity securities	**-**	69	**63**	69
Debt securities	**-**	25	**26**	25
Property securities	**-**	3	**4**	3
Other	**-**	3	**7**	3

The principal actuarial assumptions used in determining defined benefit superannuation obligations for the Group's plans are as follows:

	FGL		Consolidated	
	2009 %	2008 %	2009 %	2008 %
Assumptions				
Discount rate (gross of tax)	**-**	5.6	**5.5**	6.6
Expected rate of return on assets (net of tax)	**-**	9.0	**8.0**	9.0
Future salary increases	**-**	4.5	**4.5**	4.5

NOTE 28 – REMUNERATION OF AUDITORS

	FGL		Consolidated	
	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Amounts received, or due and receivable, by the auditors for:				
Auditing and reviewing the financial statements				
– auditors of FGL	**300.0**	236.0	**3,047.0**	3,312.0
– associated firms of FGL auditors			**866.0**	953.0
Other assurance				
– auditors of FGL	**83.0**	141.0	**83.0**	156.0
Total audit and other assurance				
– auditors of FGL	**383.0**	377.0	**3,130.0**	3,468.0
– associated firms of FGL auditors			**866.0**	953.0
	383.0	377.0	**3,996.0**	4,421.0
Other services				
– auditors of FGL	**-**	40.0	**11.0**	40.0
– associated firms of FGL auditors			**-**	-
Total other services				
– auditors of FGL	**-**	40.0	**11.0**	40.0
– associated firms of FGL auditors			**-**	-
	-	40.0	**11.0**	40.0
Totals				
– auditors of FGL	**383.0**	417.0	**3,141.0**	3,508.0
– associated firms of FGL auditors			**866.0**	953.0
Total remuneration of auditors	**383.0**	417.0	**4,007.0**	4,461.0

The Group employs its statutory auditor PricewaterhouseCoopers to provide other non-audit services where their expertise and experience best qualifies them to provide the appropriate service and as long as stringent independence requirements are satisfied.

Other assurance is for tax related reviews, remuneration, services relating to non-wholly owned entities and AGM attendance.

The Audit Committee has completed an evaluation of the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The Chairman of the Audit Committee has advised the Board that the Committee's assessment is that the provision of these services has not impaired the independence of the auditor.

NOTE 29 – COMMITMENTS

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Leases				
Non cancellable operating leases				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable				
– under 1 year	-	0.2	**63.0**	60.9
– between 1 year and 5 years	-	0.3	**178.2**	181.1
– over 5 years			**150.4**	144.5
Total lease commitments	-	0.5	**391.6**	386.5
Finance leases				
Commitments in relation to finance leases are payable as follows:				
Within one year			**0.9**	-
After one year but not more than five years			**3.0**	-
Total minimum lease payments			**3.9**	-
Capital expenditure and other commitments				
The following expenditure has been contracted but not provided for in the financial statements.				
Capital expenditure				
– under 1 year			**26.4**	10.9
Total capital expenditure and other commitments			**26.4**	10.9
Other commitments				
– under 1 year			**28.0**	25.9
– between 1 year and 5 years			**58.4**	60.7
Total other commitments	-	-	**86.4**	86.6

NOTE 30 – CONTINGENT LIABILITIES

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Arising in respect of individual controlled entities:				
Amounts uncalled on shares in controlled entities	**23.0**	23.0		
Arising in respect of individual controlled entities:				
– guarantees – banks and other financiers	**2,795.2**	2,612.6		
Arising in respect of other persons:				
– litigation – disputed tax assessments	**288.8**	288.8	**288.8**	288.8
– guarantees – divestment warranty	**-**	164.9	**-**	164.9
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	**3.6**	3.5	**7.0**	5.1
Total contingent liabilities	**3,110.6**	3,092.8	**295.8**	458.8

Disputed tax assessments

On 29 June 2007 the Group received assessment notices from the Australian Commissioner of Taxation (the Commissioner) for primary tax of $548.7 million and penalties and interest of $302.0 million. The assessments are attributable to the 1995 to 2004 income tax years and relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. Foster's is disputing these assessments. Foster's view of the positions adopted by the Commissioner is that its potential maximum exposure in relation to these and related assessments is limited to $545.7 million, comprising $340.9 million for primary tax and $204.8 million for penalties and interest. The matter was heard in the Federal Court in June 2008 and is awaiting judgement. The Group remains confident of the position it has adopted.

Part payment of the disputed tax assessments was required pending resolution of the dispute. The Group paid a further $9.1 million in March 2009 (2008: $244.5 million) to the Commissioner in respect of the assessments. This amount is fully refundable in the event that the matter is resolved in favour of Foster's. This amount has been recorded on the balance sheet as a receivable.

Divestment warranties

The Group had various contingent liabilities arising in connection with the sale of discontinued operations. Under the various sale agreements the Group had given customary representations, warranties and indemnities in respect of the divested businesses and their assets and liabilities. These representations, warranties and indemnities expired at various times through to December 2008. In addition, specific tax related warranties apply for any assessments that may be issued in respect of the period of Foster's ownership. The maximum potential loss arising from the contingent liabilities, excluding tax related matters, has been identified as a "guarantee to other persons", however it is not envisaged that any material unrecorded loss is likely to arise.

Litigation

Various entities in the Group are party to legal actions, other than the tax assessment matter identified, which have arisen in the ordinary course of business. The actions are being defended and no material losses are expected to arise.

NOTE 31 – NOTES TO THE CASH FLOW STATEMENTS

Reconciliation of cash

For the purpose of the cash flow statement, cash includes cash at bank, on hand, in transit and on short-term deposit, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	FGL		Consolidated	
	2009 $m	2008 $m	2009 $m	2008 $m
Cash at bank, on hand and in transit (note 9)	**2.5**	2.6	**111.2**	107.8
Cash on deposit (note 9)			**21.8**	53.1
	2.5	2.6	**133.0**	160.9
Reconciliation of net cash flows from operating activities to profit after income tax				
Profit for the year	**437.3**	331.0	**442.7**	117.5
Depreciation and amortisation	**6.0**	6.8	**180.1**	169.6
Contributions from partnerships			**(15.6)**	(11.5)
(Profit)/loss on disposal of non-current assets	**-**	(0.5)	**10.9**	(33.7)
(Profit)/loss on disposal of investments and other assets			**-**	0.8
(Profit)/loss on disposal of controlled entities			**(7.1)**	(1.3)
Valuation decrement on grapes and vines			**21.9**	22.9
Recoverable amount write downs	**-**	(0.2)	**274.6**	702.9
Provisions charged	**28.1**	8.4	**137.6**	57.6
Movement in unrealised foreign exchange	**(0.7)**	0.3	**1.3**	(11.4)
Net cash provided by operating activities before change in assets and liabilities	**470.7**	345.8	**1,046.4**	1,013.4
Change in working capital, net of effects from acquisition/disposal of controlled entities				
– receivables	**(504.9)**	(344.1)	**169.6**	61.3
– inventories	**-**	0.1	**(79.5)**	(101.6)
– other assets	**4.2**	(0.3)	**7.1**	20.2
– payables	**23.3**	(33.9)	**(21.0)**	(28.1)
– net tax balances	**(266.7)**	(160.4)	**(103.6)**	(238.7)
– provisions	**(11.3)**	(12.5)	**(134.1)**	(56.6)
Net cash flows from operating activities	**(284.7)**	(205.3)	**884.9**	669.9

NOTE 31 – NOTES TO THE CASH FLOW STATEMENTS CONTINUED

	Consolidated	
	2009 $m	2008 $m
Entities disposed		
Consideration		
– net proceeds per cash flow statement	**1.3**	1.4
Net assets disposed of		
– cash	**1.4**	3.7
– receivables	**0.6**	14.0
– inventories	**0.4**	7.7
– property, plant and equipment	**-**	23.0
– agriculture	**-**	1.3
– intangibles	**-**	0.2
– investments	**-**	3.3
– accounts payable	**(0.5)**	(8.7)
– borrowings	**-**	(7.1)
– provisions	**(1.1)**	(33.2)
– net tax liabilities	**-**	(1.5)
	0.8	2.7
Gross profit on disposal	**0.5**	(1.3)

The net profit on disposal pertains to both continuing and discontinued operations.

Refer to Borrowings (note 20) and Employee equity plans (note 26) for details of non-cash financing transactions relating to employee share plans, the Long Term Incentive Plan and the DRP.

NOTE 32 – NON-DIRECTOR RELATED PARTY DISCLOSURES

Ownership interests in related parties

All material ownership interests in related parties are disclosed in note 25 to the financial statements.

Transactions with entities in the wholly-owned Group

FGL advanced and repaid loans and provided management, accounting and administrative assistance to other entities in the wholly-owned Group during the year. With the exception of some interest-free loans provided by FGL and transfer of the benefit of income tax losses for no consideration between controlled companies, these transactions were on commercial terms and conditions.

NOTE 33 – EVENTS SUBSEQUENT TO REPORTING DATE

$US500 million Asian debt syndication

On 30 July 2009 the Board approved, and subsequently executed, a US$500 million 3-year syndicated debt facility which includes a fully drawn tranche and revolving facilities in Australian and United States dollar denominations. The facility will be used for general corporate purposes and to maintain liquidity.

NOTE 34 – CONTROLLED ENTITIES

The Group has a 100 per cent ownership interest in the ordinary share capital of the following entities for the current and prior year except where noted:

	Country of incorporation
A.C.N. 004 039 070 Pty. Ltd.	Australia
A.C.N 004 982 745 Pty. Ltd.[1]	Australia
A.C.N 006 327 313 Pty. Ltd.[1]	
A.C.N. 008 008 526 Pty. Ltd.	Australia
A.C.N. 070 379 869 Pty. Ltd.	Australia
A.C.N. 087 233 154 Pty. Ltd. (formerly Carlton and United Breweries Pty. Ltd.)[3]	Australia
A.C.N 118 996 535 Pty. Ltd. (formerly Lindemans Catering Pty. Ltd.)	
Aldershot Nominees Pty. Ltd.[3]	Australia
Amayana Pty. Ltd.	Australia
AML&F Holdings Pty. Ltd.	Australia
Anglemaster Limited	United Kingdom
Archana Pty. Ltd.	Australia
Ashwick (N.T.) No.7 Pty. Ltd.	Australia
Ashwick (Qld) No.1 Pty. Ltd.[1]	Australia
Ashwick (Qld) No.9 Pty. Ltd.[1]	Australia
Ashwick (Qld) No.12 Pty. Ltd.[1]	Australia
Ashwick (Qld) No.15 Pty. Ltd.	Australia
Ashwick (Qld) No.16 Pty. Ltd.[1]	Australia
Ashwick (Qld) No.17 Pty. Ltd.[1]	Australia
Ashwick (Qld) No.29 Pty. Ltd.[1]	Australia
Ashwick (Qld) No.73 Pty. Ltd.[1]	Australia
Ashwick (Qld) No.74 Pty. Ltd.[1]	Australia
Ashwick (Qld) No.83 Pty. Ltd.[1]	Australia
Ashwick (Qld) No.95 Pty. Ltd.[1]	Australia
Ashwick (Qld) No.96 Pty. Ltd.	Australia
Ashwick (Qld) No.127 Pty. Ltd.	Australia
Ashwick (Qld) No.129 Pty. Ltd.[1]	Australia
Ashwick (Qld) No.167 Pty. Ltd.	Australia
Ashwick (Vic) No.15 Pty. Ltd.[1]	Australia
Ashwick (Vic) No.27 Pty. Ltd.[1]	Australia
Ashwick (Vic) No.75 Pty. Ltd.[1]	Australia
Ashwick (Vic) No.121 Pty. Ltd.[1]	Australia
Australian Estates Pty. Ltd.	Australia
Australian, Mercantile, Land and Finance Company Pty. Ltd.	Australia
B. Seppelt & Sons Limited[3]	Australia
Barossa Vineyards Limited[3,4]	Australia
Beringer Blass Distribution S.R.L.	Italy
Beringer Blass Italia S.R.L.	Italy
Beringer Blass Wine Estates Chile Limitada	Chile
Beringer Blass Wine Estates Limited	United Kingdom
Beringer Blass Wine Estates Pty. Ltd.[3]	Australia
Beringer Blass Wines Pty. Ltd.[3]	Australia
Bevcorp Pty. Ltd.	Australia
Bilyara Vineyards Pty. Ltd.[3]	Australia
Bourse du Vin Limited	United Kingdom
Brenchley Pty. Ltd.[4]	Australia

	Country of incorporation
Brewing Holdings Pty. Ltd.[3]	Australia
Brewing Investments Pty. Ltd.[3]	Australia
Brewman Group Limited	United Kingdom
Brewtech Pty. Ltd.	Australia
Bright Star Investments Pty. Ltd.[3]	Australia
Bulmer Australia Limited[3]	Australia
Bulmer Harvest Limited	New Zealand
C.U.B. Pty. Ltd.	Australia
Camberwell Hotels Pty. Ltd.[1]	Australia
Carlton & United Breweries (N.S.W.) Pty. Ltd.[3]	Australia
Carlton and United Beverages Limited[3]	Australia
Carlton and United Breweries (Queensland) Pty. Ltd.[3]	Australia
Carlton Brewery Hotels (N.R.) Pty. Ltd.	Australia
Carlton Brewery Hotels (Victoria) Pty. Ltd.[1]	Australia
Carlton Brewery Hotels Pty. Ltd.[3]	Australia
Carlton Finance Limited[1]	
Cascade Brewery Company Pty. Ltd.[3]	Australia
Cellarmaster Wines (UK) Limited	United Kingdom
Cellarmaster Wines Holdings (UK) Limited	United Kingdom
CFL Securities Pty. Ltd.[1]	Australia
CNAB Pty. Ltd.[3]	Australia
Coldstream Australasia Limited[3]	Australia
Craigburn Land Co. Pty. Ltd.	Australia
Craigburn Properties Pty. Ltd.[1]	Australia
CSB Pty. Ltd.	Australia
Cuppa Cup Vineyards Pty. Ltd.	Australia
Dennys Strachan Mercantile Pty. Ltd.	Australia
Derel ESC Pty. Ltd.[3]	Australia
Devil's Lair Pty. Ltd.	Australia
Dismin Investments Pty. Ltd.[3]	Australia
Dreamgame Limited	United Kingdom
East West Oriental Brewing Company Limited	United Kingdom
EFBI Limited	United Kingdom
EFG Australia Pty. Ltd.	Australia
EFG Finance Leasing Pty. Ltd.	Australia
EFG Holdings (USA) Inc.	United States
EFG Investments Pty. Ltd.	Australia
EFG Securities Pty. Ltd.	Australia
EFG Treasury Pty. Ltd.	Australia
ELFIC Pty. Ltd.	Australia
Elstone Developments Pty. Ltd.	Australia
EMEA Investments Limited	United Kingdom
Etude Wines, Inc.	United States
Ewines Pty. Ltd.	Australia
FBG Brewery Holdings UK Limited	United Kingdom
FBG Finance Limited	Australia

	Country of incorporation
FBG Financial Services Limited[1]	Australia
FBG Holdings (UK) Limited	United Kingdom
FBG Incentive Pty. Ltd.	Australia
FBG International Limited	United Kingdom
FBG Treasury (Aust.) Limited	Australia
FBG Treasury (Europe) BV	Netherlands
FBG Treasury (NZ) Limited	New Zealand
FBG Treasury (UK) PLC	United Kingdom
FBG Treasury (USA) Inc.	United States
FBI Holdings Pty. Ltd.	Australia
FBL Holdings Limited	United Kingdom
FGL Employee Share Plan Pty. Ltd.	Australia
FGL Finance (Aust.) Limited	Australia
FGL Insurance Company Pty. Ltd.	Singapore
Filehaze Pty. Ltd.	Australia
Finnews Pty. Ltd.	Australia
Foster's Americas Inc.	United States
Foster's Asia Pty. Ltd.	Australia
Foster's Asia (SEA) Pty. Ltd.	Singapore
Foster's Australia Limited[3]	Australia
Foster's Barossa Vineyards Pty. Ltd.	Australia
Foster's Beverage Services Pty. Ltd.	Australia
Foster's Beverage Trading (Shanghai) Co. Ltd.	China
Foster's Brewing Group Pty. Ltd.	Australia
Foster's Brewing Group (USA) Limited	United States
Foster's Brands Limited	United Kingdom
Foster's Denmark ApS[2]	Denmark
Foster's EMEA Limited	United Kingdom
Foster's Finance Corp.	United States
Foster's Finland Oy[2]	Finland
Foster's Group Asia Holdings Pty. Ltd.[4]	Australia
Foster's Group Limited[3]	Australia
Foster's New Zealand Limited	New Zealand
Foster's New Zealand (Matua) Limited	New Zealand
Foster's Norway AS[2]	Norway
Foster's People Pty. Ltd.[3]	Australia
Foster's Share Plans Pty. Ltd.	Australia
Foster's Share Plans International Pty. Ltd.[2]	Australia
Foster's Sweden AB[2]	Sweden
Foster's Wine Estates America Company	United States
Foster's Wine Estates Canada, Inc.	Canada
Foster's Wine Estates Holdings Inc.	United States

	Country of incorporation
Foster's Wine Estates Limited[3]	Australia
Foster's Wine Estates Sales Company	United States
Galemaze Pty. Ltd.	Australia
Glenloth Wines Pty. Ltd.[4]	Australia
Great Western Sparkling Wines Pty. Ltd.	Australia
Highlands Craigieburn Pty. Ltd.[1]	Australia
Hotel (FP) Pty. Ltd.	Australia
Ieiro Pty. Ltd.	Australia
Il Cavalieri del Castello di Gabbiano S.r.l.	Italy
I-NOVA Consulting Pty. Ltd.	Australia
Interbev Pty. Ltd.[3]	Australia
Invin Packaging Pty. Ltd.[3]	Australia
Invin Wines Pty. Ltd.	Australia
Island Cooler Pty. Ltd.[1]	Australia
James Herrick Wines Limited	United Kingdom
JJ Goller & Co Pty. Ltd.[1]	Australia
Kaiser Stuhl Wines Pty. Ltd.	Australia
Kangaroo Ridge Wines Europe Limited	United Kingdom
Killawarra Vintage Wines Pty. Ltd.	Australia
Leo Buring Pty. Ltd.	Australia
Liana Cottage Pty. Ltd.[3]	Australia
Lindeman (Holdings) Limited[3]	Australia
Lindemans Wines Pty. Ltd.	Australia
LTIP Incentive Pty. Ltd.	Australia
Maglieri Wines Pty. Ltd.	Australia
Majorca Pty. Ltd.[3]	Australia
Matua Finance Limited	New Zealand
Matua Valley Wines Limited	New Zealand
MBBC Limited[3]	Australia
MBL Packaging Pty. Ltd.[1]	Australia
Melbourne Brewery Company Pty. Ltd.	Australia
Mildara Blass Wines Inc.	United States
Mildara Holdings Pty. Ltd.[3]	Australia
Moorabbin Junction Pty. Ltd.	Australia
N.T. Brewery Pty. Ltd.[3]	Australia
New Crest Investments Pty. Ltd.[3]	Australia
Nexus Global Pty. Ltd.	Australia
Neyog (UK) Limited[4]	United Kingdom
North America Packaging (Pacific Rim) Corporation	United States
North Lakes Marketing Consultancy Trust	Australia
North Lakes Marketing Pty. Ltd.	Australia
North Lakes Sales Agency Trust	Australia

1 Formerly deregistered entity reinstated during the current year. The entity is party to litigation in regard to disputed tax assessments with the Australian Commissioner of Taxation.

2 Entities acquired or incorporated during the current year.

3 Entity is a member of the Closed Group under the Deed of Cross Guarantee (refer to note 35) and relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1418).

4 Companies with applications for deregistration lodged and companies in liquidation.

NOTE 34 – CONTROLLED ENTITIES CONTINUED

	Country of incorporation
North Lakes Sales Pty. Ltd.	Australia
North Napa Land Co.	United States
Nova Glen Pty. Ltd.	Australia
Oakland Glen Pty. Ltd.	Australia
Penfolds Wines Pty. Ltd.	Australia
Pitt, Son & Badgery Pty. Ltd.	Australia
Power Brewing Company Pty. Ltd.	Australia
Premium Land, Inc.	United States
Queensland Breweries Pty. Ltd.[3]	Australia
RAL European Holdings Limited[4]	Netherlands
Raust International Investments BV	Netherlands
Robertsons Well Pty. Ltd.	Australia
Robertsons Well Unit Trust	Australia
Rosemount Estate Wines Limited[4]	United Kingdom
Rosemount Estates Pty. Ltd.	Australia
Rosemount Ventures Australia Pty. Ltd.[4]	Australia
Rosemount Vineyards Pty. Ltd.[4]	Australia
Rothbury Sales Pty. Ltd.	Australia
Rothbury Wines Pty. Ltd.[3]	Australia
Rouge-Homme Wines Pty. Ltd.	Australia
Roxburgh Vineyards Pty. Ltd.	Australia
RSG Land Group Pty. Ltd.	Australia
RSG North Lakes Marketing Pty. Ltd.	Australia
RSG North Lakes Sales Pty. Ltd.	Australia
Rumar International Pty. Ltd.[3]	Australia
SCA 605 Pty. Ltd.	Australia
SCP 197 Pty. Ltd.	Australia
SCW 905 Limited[3]	Australia
Seaview Winery Pty. Ltd.	Australia
Seaview Wynn Pty. Ltd.	Australia
Selion Pty. Ltd.	Australia
Sharden Lodge Pty. Ltd.	Australia
Shingle Peak Wines Limited	New Zealand
Silvester Brothers (AMH) Pty. Ltd.	Australia
Silvester Brothers (AMHUK) Limited	United Kingdom
Societe D Investissue Du Beaujolais	France
Somar Pty. Ltd.[3]	Australia
Southcorp Australia Pty. Ltd.[3]	Australia
Southcorp Brands Pty. Ltd.[3]	Australia
Southcorp Employee Share Plan Pty. Ltd.	Australia
Southcorp Executive Share & Option Plan Pty. Ltd.	Australia
Southcorp Finance Europe Limited[4]	United Kingdom
Southcorp Finance USA, Inc.	United States
Southcorp International Investments Pty. Ltd.[3]	Australia
Southcorp Investments Pty. Ltd.[3]	Australia
Southcorp Limited[3]	Australia
Southcorp NZ Pty. Ltd.[3]	Australia
Southcorp Whitegoods Pty. Ltd.	Australia
Southcorp Wines Asia Pty. Ltd.	Australia

	Country of incorporation
Southcorp Wines Estates, LLC	United States
Southcorp Wines Europe Limited	United Kingdom
Southcorp Wines NZ Limited	New Zealand
Southcorp Wines Pty. Ltd.[3]	Australia
Southcorp XUK Limited	United Kingdom
SRP 687 Pty. Ltd.	Australia
Stamford Hotel Pty. Ltd.	Australia
Sylfield Hotels Pty. Ltd.[1]	Australia
T'Gallant Winemakers Pty. Ltd.	Australia
The Australian Pubco (NSW) Pty. Ltd.[1]	Australia
The Australian Wine Centre Limited	United Kingdom
The Ballarat Brewing Company Pty. Ltd.	Australia
The Castlemaine Brewery Company Melbourne Pty. Ltd.	Australia
The Continental Spirits Company Pty. Ltd.[3]	Australia
The Foster Brewing Co. Pty. Ltd.	Australia
The New Zealand Wine Club Limited	United Kingdom
The Rothbury Estate Pty. Ltd.[3]	Australia
The Shamrock Brewing Company Pty. Ltd.	Australia
The Wine Exchange Limited	United Kingdom
Tibsco Limited	United Kingdom
Tibsco Pensions Limited	United Kingdom
Tolley Scott & Tolley Limited[4]	Australia
Traclon (No 2) Pty. Ltd.[1]	Australia
Trinity Park Inc.	United States
VEA Pty. Ltd. (formerly Vintage Estates of Australia Pty. Ltd.)[1]	Australia
Victoria Brewery Pty. Ltd.[3]	Australia
Vintners Imports Pty. Ltd.	Australia
Voskane Pty. Ltd.[3]	Australia
Waikoukou Vineyards Limited	New Zealand
Whitecross Investments Pty. Ltd.	Australia
Windermere Securities Limited	Turks and Caicos Islands
Wine Planet Holdings Pty. Ltd.	Australia
Winemaker's Choice Limited	United Kingdom
Wolf Blass Wines Pty. Ltd.[3]	Australia
Wood Hall (Aust.) Pty. Ltd.	Australia
Woodley Wines Pty. Ltd.	Australia
Wynn Winegrowers Pty. Ltd.	Australia
Wynns Coonawarra Estate Pty. Ltd.	Australia

The Foster's Group has a controlling interest in the ordinary share capital of the following entities that are not 100 per cent owned

	Country of incorporation	Group ownership percentage	
		2009	2008
Foster's Group Pacific Limited	Fiji	**89.6%**	60.6%
Graymoor Estate Joint Venture	Australia	**48.8%**	48.8%
Graymoor Estate Pty. Ltd.	Australia	**48.8%**	48.8%
Graymoor Estate Unit Trust	Australia	**48.8%**	48.8%
Greg Norman Estates Joint Venture	Australia	**70.0%**	70.0%
North Para Environment Control Pty. Ltd.	Australia	**69.9%**	69.9%
Samoa Breweries Limited	Samoa	**84.0%**	56.9%
South Pacific Distilleries Limited[4]	Fiji	**89.6%**	60.6%

Entities in which the Group's ownership interest is 50 per cent or less are consolidated where the Group has the capacity to control the entities or has the capacity to enjoy the majority of the benefits and to be exposed to the majority of the risks of the entity.

Entities no longer controlled

Cellarmaster Wines Limited
Foster's Sports Foundation
Global Vineyards BV
Kangaroo Ridge Wine Company Pty. Ltd.
Secret Stone Limited
The Continental Wines & Spirits Co (NZ) Limited
Wine Vault Limited

1 *Formerly deregistered entity reinstated during the current year. The entity is party to litigation in regard to disputed tax assessments with the Australian Commissioner of Taxation.*
2 *Entities acquired or incorporated during the current year.*
3 *Entity is a member of the Closed Group under the Deed of Cross Guarantee (refer to note 35) and relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1418).*
4 *Companies with applications for deregistration lodged and companies in liquidation.*

NOTE 35 – DEED OF CROSS GUARANTEE

Under the terms of ASIC class order 98/1418, certain wholly-owned controlled entities have been granted relief from the requirement to prepare audited financial reports. It is a condition of the class order that FGL and each of the relevant subsidiaries enter into a Deed of Cross Guarantee whereby each company guarantees the debts of the companies party to the Deed. The member companies of the Deed of Cross Guarantee are regarded as the "Closed Group" and identified in note 34 "Controlled Entities". Companies added and removed during the year from the Deed of Cross Guarantee are also identified in note 34.

A consolidated income statement, retained earnings reconciliation and a consolidated balance sheet, comprising FGL and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2009 are set out below.

	Consolidated	
	2009 $m	2008 $m
Income statement		
Profit before tax	**(711.0)**	788.0
Income tax expense	**(104.3)**	(220.1)
Net profit	**(815.3)**	567.9
Retained earnings at beginning of the year	**2,220.1**	2,312.5
Actuarial gain/(losses) on defined benefit plans	**(13.8)**	(7.4)
Aggregate of amounts transferred to/(from) reserves	**8.5**	5.3
Dividends paid during the year	**(504.5)**	(658.2)
Retained earnings at end of the year	**895.0**	2,220.1

NOTE 35 – DEED OF CROSS GUARANTEE CONTINUED

	Consolidated	
	2009 $m	2008 $m
Current assets		
Cash and cash equivalents	**2.3**	3.4
Receivables	**8,636.4**	7,423.8
Inventories	**646.2**	625.6
Non-current assets classified as held for sale	**21.0**	24.2
Total current assets	**9,305.9**	8,077.0
Non-current assets		
Receivables	**11.4**	16.0
Inventories	**225.5**	301.9
Other financial assets	**4,226.1**	4,975.3
Property, plant and equipment	**1,278.1**	1,403.7
Agricultural assets	**76.4**	129.2
Intangible assets	**1,970.1**	2,330.5
Deferred tax assets	**89.1**	84.2
Total non-current assets	**7,876.7**	9,240.8
Total assets	**17,182.6**	17,317.8
Current liabilities		
Payables	**519.7**	500.9
Borrowings	**11,939.9**	10,780.1
Current tax liabilities	**65.2**	103.7
Provisions	**142.7**	106.3
Liabilities directly associated with non-current assets held for sale	**-**	7.5
Total current liabilities	**12,667.5**	11,498.5
Non-current liabilities		
Payables	**9.3**	13.4
Deferred tax liabilities	**68.1**	68.9
Provisions	**8.2**	3.7
Total non-current liabilities	**85.6**	86.0
Total liabilities	**12,753.1**	11,584.5
Net assets	**4,429.5**	5,733.3
Equity		
Contributed equity	**3,524.1**	3,493.3
Reserves	**10.4**	19.9
Retained profits	**895.0**	2,220.1
Total equity	**4,429.5**	5,733.3

DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 46 to 112:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2009 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) there are reasonable grounds to believe that the Company and the members of the Closed Group identified in note 34 will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee described in note 35.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer as required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

Dated at Melbourne this 25th day of August 2009.

On behalf of the Board.



David A Crawford
Chairperson



Ian D Johnston
Chief Executive Officer



PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Website:www.pwc.com/au

Independent auditor's report to the members of Foster's Group Limited

Report on the financial report

We have audited the accompanying financial report of Foster's Group Limited (the company), which comprises the balance sheet as at 30 June 2009, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Foster's Group Limited and the Foster's Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.



Independent auditor's report to the members of Foster's Group Limited (continued)

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

(a) the financial report of Foster's Group Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001;* and

(b) the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 15 to 35 of the directors' report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the Remuneration Report of Foster's Group Limited for the year ended 30 June 2009 complies with section 300A of the *Corporations Act 2001*.



PricewaterhouseCoopers



Andrew Mill
Partner

Melbourne
25 August 2009

DETAILS OF SHAREHOLDERS, SHAREHOLDINGS AND TOP 20 SHAREHOLDERS

Details of shareholders and shareholdings

Holding of securities

Listed securities 26 August 2009	No. of holders	No. of shares	% Held by top 20
Fully paid ordinary shares	129,429	1,927,753,029	75.84

Unlisted securities 26 August 2009	Issue number	No. of holders	No. of shares
Ordinary shares issued under the 1987 Foster's Employee Share Plan and paid to 1.67 cents each			
Issue price of $5.83 per share	50	1	300
Issue price of $7.38 per share	51	1	4,800
Issue price of $7.97 per share	53	1	27,270
Issue price of $9.40 per share	55	1	600,000
Issue price of $8.30 per share	56	3	62,490
Issue price of $7.70 per share	57	3	32,700
Issue price of $7.63 per share	58	1	25,290
Issue price of $7.33 per share	59	2	31,800
Issue price of $5.00 per share	61	1	450
Issue price of $4.42 per share	64	1	810
Issue price of $4.32 per share	65	1	600
Total			**786,510**

FBG Incentive Pty Ltd holds 123,030 of the above shares as trustee for 235 participants in the 1987 Foster's Employee Share Plan.

Distribution of holdings – 26 August 2009

Size of holding	Number
1 – 1,000	46,310
1,001 – 5,000	63,244
5,001 – 10,000	12,478
10,001 – 100,000	7,134
100,001 and over	263
Total	**129,429**

Of these, 2,812 shareholders held less than a marketable parcel of $500 worth of shares (90 shares). In accordance with ASX Business Rules, the last sale price of the Company's shares on the ASX on 26 August 2009 was usec to determine the number of shares in a marketable parcel.

Twenty largest shareholders – 26 August 2009

Shareholder	No. of fully paid ordinary shares	% of fully paid ordinary shares
HSBC Custody Nominees (Australia) Limited	405,321,490	21.03
National Nominees Limited	312,775,270	16.22
J P Morgan Nominees Australia Limited	253,159,389	13.13
Citicorp Nominees Pty Limited	132,785,051	6.89
RBC Global Services Australia Nominees Pty Limited	95,971,940	4.98
ANZ Nominees Limited	76,589,772	3.97
Pan Australian Nominees Pty Limited	64,509,058	3.35
Cogent Nominees Pty Limited	35,494,682	1.84
Queensland Investment Corporation	14,480,008	0.75
AMP Life Limited	14,022,511	0.73
CSS Board and PSS Board	10,916,888	0.57
UBS Nominees Pty Ltd	8,046,715	0.42
Argo Investments Limited	7,449,721	0.39
Tasman Asset Management Ltd	6,715,978	0.35
Australian Foundation Investment Company Limited	6,526,502	0.34
UBS Wealth Management Australia Nominees Pty Ltd	5,844,938	0.30
Bainpro Nominees Pty Limited	3,560,000	0.18
Merrill Lynch (Australia) Nominees Pty Ltd	2,989,617	0.15
Questor Financial Services Limited	2,606,532	0.14
Milton Corporation Limited	2,220,744	0.11
Total	**1,461,986,806**	**75.84**

Substantial shareholders – 26 August 2009

The following shareholders have declared a relevant interest in the number of voting shares at the date of giving the notice under Part 6C.1 of the Corporations Act.

Mondrian Investment Partners Limited	119,348,986
Perpetual Limited	117,509,414
Commonwealth Bank of Australia	116,509,029
Deutsche Bank Group	99,883,069
Barclays Group	96,698,867

SHAREHOLDER INFORMATION

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Wednesday, 21 October 2009, at 10.30 a.m. at the Plaza Ballroom, Brisbane Convention and Exhibition Centre, Corner of Merivale & Glenelg Streets, South Bank, Queensland, Australia. Full details are contained in the Notice of Meeting sent to all shareholders.

Voting Rights

Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the Proxy Form by which they can express their views.

Shareholders may also lodge a proxy electronically either via: www.investorvote.com.au using the details printed on their personalised proxy form or www.fostersgroup.com and clicking on 'AGM Proxy' or www.intermediaryonline.com for Custodian Voting (subscribers only).

Every shareholder, proxy or shareholder's representative has one vote on a show of hands, except where a shareholder appoints two proxies, in which case neither proxy is entitled to vote on a show of hands. In the case of a poll, each share held by every shareholder, proxy or representative is entitled to:

a) one vote for each fully paid share; and

b) voting rights in proportion to the paid up amount of the issue price for partly paid shares.

Securities Exchange Listing

Foster's shares are listed on the Australian Securities Exchange under the code 'FGL'.

American Depositary Receipts, sponsored by The Bank of New York Mellon, can be purchased through brokers in the US.

Share Register and Other Enquiries

If you have any questions in relation to your shareholding, share transfers or dividends, please contact our share registry:

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

Telephone: 1300 134 708
International: +61 3 9415 4022
Facsimile: +61 3 9473 2469
(For faxing Proxy Forms only: +61 3 9473 2555 (outside Australia) or
1800 783 477 (within Australia))
Email: web.queries@computershare.com.au
Website: www.computershare.com.au

Please include your shareholder reference number (SRN) or holder identification number (HIN) in all correspondence to the share registry. For enquiries relating to the operations of the Company, please contact the Foster's Investor Relations Department on:

Telephone: +61 3 8626 2773
Facsimile: +61 3 8626 2555
Email: investor.relations@fostersgroup.com
Website: www.fostersgroup.com
GPO Box 753
Melbourne Victoria 3001

Electronic Communications

Foster's has an Online Share Registry facility where shareholders can:

- Check their current and previous holding balances;
- Update their address details;
- Update their bank details;
- Review their dividend history;
- Confirm whether they have lodged a TFN/ABN exemption;
- Change their Annual Report election;
- Download commonly used forms, and
- Elect to receive email notification when dividend statements and issuer sponsored holding statements are available to view online.

To access Foster's Online Share Registry, log on to www.fostersgroup.com, go to the Shareholder Services section and click on 'Foster's Online Share Registry'. For security and privacy reasons, shareholders will be required to verify their identity before they can view their records.

Dividends

A final dividend of 15.25 cents per share will be paid on 6 October 2009 to shareholders registered on 7 September 2009. For Australian tax purposes, the dividend will be 100 per cent franked at the 30 per cent company tax rate.

Shareholders can elect to have dividends paid directly into a bank account anywhere in Australia, New Zealand, the United States and the United Kingdom. Shareholders can also elect to participate in the Dividend Reinvestment Plan (DRP). The Terms and Conditions of the DRP can be found on the Foster's website (www.fostersgroup.com). Shareholders may request a form from the share registry or submit their details via the Foster's Online Share Registry.

Tax File Numbers, Australian Business Numbers or Exemptions

Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Shareholders may request a form from the share registry or submit their details via the Foster's Online Share Registry.

Change of Address

It is important for shareholders to notify the share registry of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN). Shareholders may access Foster's Online Share Registry to submit their details or download a personalised change of address form.

Key Dates

7 September 2009
Record date (books closing) for 2008/2009 Final dividend

6 October 2009
Final dividend for 2008/2009 payable

21 October 2009
Annual General Meeting

16 February 2010*
Announcement of profit result for half year ending 31 December 2009

1 March 2010*
Record date (books closing) for 2009/2010 interim dividend

1 April 2010*
Interim dividend for 2009/2010 payable

30 June 2010
End of financial year

24 August 2010*
Announcement of profit result for the year ending 30 June 2010

*Likely dates. Subject to confirmation.

Foster's Group Limited:
A.B.N. 49 007 620 886
Acting Company Secretary:
Paul D Conroy
Assistant Company Secretary:
Robert K Dudfield

Registered Office:
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Telephone: +61 3 8626 2000
Facsimile: +61 3 8626 2002



Recycled
Supporting responsible use
of forest resources
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© 1996 Forest Stewardship Council
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made
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www.fostersgroup.com

FOSTER'S
GROUP









TRANSFORMING FOSTER'S
2009 BUSINESS REVIEW


FOSTER'S
GROUP

OUR FOOTPRINT


4
2
3
1

Key Data*

Employees	6,612
Australia, Asia & Pacific	5,021
Americas	1,356
Europe, Middle East & Africa	235
Brands	**120**
Wine	62
Beer	28
Spirits / Pre-mix	19
Non-alcohol	8
Cider	3
Wineries	**22**
Australia, Asia & Pacific	14
Americas	7
Europe, Middle East & Africa	1
Breweries	**5**
Australia, Asia & Pacific	5
Other facilities	**6**
Packaging / Bottling Centres	3
Distilleries	2
Cideries	1
Vineyard Holdings (ha)	**15,114**
Australia, Asia & Pacific	11,624
Americas	3,375
Europe, Middle East & Africa	115

Wineries and Breweries

Americas

Central Coast 1
(Meridian)

Napa Valley 2
(Beringer, Etude, Napa Bottling Centre, St. Clement, Stags' Leap)

San Francisco 3
(Cellar 360)

Sonoma 4
(Asti / Souverain, Chateau St Jean)

Fiji

Lautoka 5
(South Pacific Distillery)

Italy

Tuscany 6
(Castello di Gabbiano)

New Zealand

Auckland 7
(Matua Valley)

Samoa

Apia 8
(Samoa Brewery)

* Numbers as at 30 June 2009



Australia

New South Wales

Hunter Valley 9
(Rosemount Estate Cellar Door)

Queensland

Yatala Brewery 10

South Australia

Adelaide Hills 11
(Penfolds Magill Estate)

Barossa Valley
(Penfolds, Saltram Estate, Wolf Blass, Wolf Blass Packaging Centre)

Clare Valley
(Annie's Lane)

Coonawarra
(Wynns Coonawarra Estate)

McLaren Vale
(Rosemount Estate)

Tasmania

Cascade Brewery 12

Victoria

Abbotsford Brewery 13

The Garage Brewery

Glenrowan
(Baileys of Glenrowan)

Grampians
(Seppelt Great Western)

Mornington Peninsular
(T'Gallant)

Murray Darling
(Lindemans Karadoc)

Yarra Valley
(Coldstream Hills, St Hubert's Cellar Door)

Western Australia

Margaret River 14
(Devils Lair)

Regional Head Offices

Melbourne 13
(Global Headquarters)

Napa 2
(US corporate office)

Twickenham 15
(UK corporate office)

Unless otherwise stated, 2009 and prior years refer to the period ended 30 June 2009 and all dollars are Australian dollars

FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

With a new strategy, company structure, leadership team and culture, we are committed to transforming Foster's.



David A Crawford



Ian D Johnston

As promised in announcing the Wine review, significant transformation is underway at Foster's.

Following an exhaustive review of our wine business, we have set a strategic agenda for the whole company, to improve efficiency, build capability and drive our growth.

New leadership is in place across the Group. The creation of a dedicated Australian beer, cider and spirits business, renamed Carlton and United Breweries, and a stand-alone dedicated Australian and New Zealand wine business sets the platform for improved performance in our most important region.

The sales teams now have dedicated focus on their respective product category, and we are refining our 'route-to-market' strategies; a 25% increase in the Australian sales force materially improves the level of direct coverage of our customer base. In the Americas, we are reviewing our distributor relationships, and we have moved to a direct distribution model for our important Nordic markets.

These changes also provide the opportunity to redesign our administrative structure and eliminate complexity from the business. We are developing common, integrated information technology systems as a major enabler for greater efficiency, better performance monitoring, accountability and transparency.

Efficiency benefits of $21 million were realised in the year and the Group remains on-target to deliver $100 million in annual cost savings in 2011.

We are also making solid progress on other key outcomes from our wine review including the sale of non-essential vineyards, brands and facilities in South Eastern Australia and the Californian Central Coast.

Most importantly, a new culture is being fostered as we draw upon the best of our heritage to drive a new momentum across the business. That culture is based upon desired behaviours encapsulated in the threeAs – Accountable, Adaptable and Aggressive. The threeAs set a clear example of how each employee can help deliver the high performance expected of Foster's.

Delivering results

At the close of 2009, Foster's is a strong company, with a solid balance sheet, conservative gearing and ready access to funds.

On revenues of $4.5 billion, operating cash flows before interest and tax rose almost 13 per cent to $1.4 billion with net profit before significant items and the agricultural charge of SGARA up 4% to $741.5 million. On a similar basis, earnings per share were up 4.6% to 38.5 cents.

The reported net profit of $438 million was after restructuring costs and write downs of vineyard, brands and inventory of $397.6 million. Directors declared a final dividend of 15.25 cents per share for a total annual dividend of 27.25 cents.

Foster's Australia, Asia and Pacific Beer, Cider and Spirits business contributed the greatest share of earnings, with sales revenues up 2.5% and net earnings increasing 2.9%.

Wine remains a profitable business generating solid cash flows. The category shows good growth characteristics and Foster's is an international leader in premium wine. Returns in the period, however, were impacted by challenging economic conditions and a collapse in consumer confidence in our key international markets. A shift away from on-premise consumption and luxury wines and higher costs of sales, reduced overall wine earnings by 7.3% to $363.9 million. Global wine sales volumes declined just over 5% mostly impacted by reductions in customer inventories in the Americas and Europe, and the final withdrawal from the cask wine sector in Australia.

Strong Brands

While much is changing at Foster's, our commitment to lead innovation, invest in our brands and maintain the highest quality standards remains steadfast. Our brand measures show significant consumer support and innovation is driving growth.

In Australia, Foster's sells seven of the top ten best selling beers. We boast three of the five fastest growing brands and three of the five largest new product releases by value in the past year. Our Carlton brand, established in 1864, has grown to be Australia's second largest selling brand, only marginally behind Australia's favourite, our own VB.

We continue to expand our portfolio through recent innovations. In just five years since launch, Pure Blonde has grown to be an established mainstream Australian beer brand. Other successes like Carlton Dry Fusion Lemon and Lime, Carlton Natural Blonde, Pure Blonde Naked, Cascade Green, and a line of Matilda Bay innovations including the very successful Fat Yak, demonstrate our commitment to expanding our presence in growth segments.

Innovation is also key to driving sales growth in wine and building core brand equity. A focused innovation program for brands such as Yellowglen, Wolf Bass and Beringer is driving consumer interest.

Rosemount O, Lindemans Early Harvest and Wolf Blass Veraé demonstrate our ability to create new wine styles. A new range, "Maison de Grand Esprit", has been created in partnership with leading French winegrowers, and allows Foster's to bring some classic "old world" varietals to the Australian on-premise market.

Looking forward

Our aim on behalf of shareholders, our people and the communities in which we live and work, is to deliver consistent growth in total shareholder returns while successfully managing our social and environmental responsibilities. We plan to continue the transformation begun this year, to become more efficient, more competitive and to deliver profitable growth.

Foster's business strength, change momentum and strong brand health positions this great company to capture business opportunities and drive growth in 2010 and beyond.



David A Crawford
Chairman



Ian D Johnston
Chief Executive Officer



STRATEGIC AGENDA

The year in review was a watershed for Foster's with a new business strategy, a new company structure, a new leadership team and a new culture being embedded across the company.

Following a 'back-to-basics' review of our wine business, we committed to split the Foster's Australian business into two. First, establishing a beer, cider and spirits company under the iconic Carlton & United Breweries name and second, a wine company focused entirely on its world class wine portfolio. This has now been completed, and across the regions we have also integrated our commercial and selling functions with supply structures to create end-to-end operations – directly linking breweries to consumers and vineyards/wineries to consumers.

We also agreed a simple vision – where Foster's plays, Foster's wins – and are now structuring our business planning around the strategic imperatives of growth, efficiency and capability.

We have always had a wonderful portfolio of brands. To grow our business and its earnings and returns, we are seeking to better target our beer and wine brands to the attractive markets and sales channels, including the 'on-premise' or out of home segment.

To stimulate consumer interest in, and engagement with our categories, we have increased the level of product innovation with great success. As well, strong marketing initiatives have helped strengthen brand health. Major programs have begun to support VB and in the pipeline are new campaigns for Pure Blonde, Carlton Draught, Carlton Dry and Cascade. And there are more innovations to come, extending consumer favourites and breaking the mould with some new concepts.

At all levels in our operations, we are committed to improving efficiency, eliminating waste, leveraging our purchasing power and driving continuous process improvement. We are on track to deliver $100 million of annual cost savings in 2011. As we begin to deliver improved technology to replace outdated legacy systems, this will enable more opportunities to improve business efficiency and productivity.

Foster's Strategic Agenda

VISION

IMPERATIVES

INITIATIVES

HIGH PERFORMANCE CULTURE

Perhaps our greatest opportunity is to build a new culture – embedding our threeAs – Accountable, Adaptable, Aggressive – and linking them with reward, talent development and succession plans. Foster's performance and development programs are being rebuilt to manage people development, marketing and sales excellence and promote succession planning.

Finally, we are committed to the goal of zero harm to all our employees in our work places. We act with integrity, social responsibility and strive to conserve natural resources and the environment. We seek to be consumer led and customer driven, building partnerships with our key customers and delivering outstanding consumer experiences.

We are on track to deliver $100 million of annual cost savings in the 2011 financial year.

threeAs

Where
Foster's plays...
Foster's wins

Growth	Efficiency	Capability
Lead innovation	Eliminate waste	Develop talent
Build iconic brands	Leverage global procurement	Improve processes
Focus the portfolio	Drive continuous improvement	Renew systems
Growth in new markets		Deliver functional excellence

threeAs – Accountable, Adaptable, Aggressive
Inspiring Leadership

Enduring Values – Consumer led & Customer driven, Committed to our people, Socially responsible, Acting with integrity

FINANCIAL HIGHLIGHTS


Net profit after tax ($m)
800
700
600
500
400
300
200
100
0
2005
2006
2007
2008
2009
RESULTS BEFORE SIGNIFICANT ITEMS AND SGARA
$741.5 MILLION
REPORTED RESULTS
$438.3 MILLION


Earnings per share (cents)
40
30
20
10
0
2005
2006
2007
2008
2009
RESULTS BEFORE SIGNIFICANT ITEMS AND SGARA
38.5 CENTS
REPORTED RESULTS
22.8 CENTS


Dividends per share (cents)
30
25
20
15
10
5
0
2005
2006
2007
2008
2009
REPORTED RESULTS
27.25 CENTS

Sales, profit and cash were up in challenging markets.

Net Sales Revenue

By Category


48%
52%

By Geography


9%
24%
67%

EBITS (excluding Corporate)

By Category


31%
69%

Wine
Beer, Cider, Spirits

By Geography


5%
14%
81%

AAP
Americas
EMEA

In Summary

In 2009 Foster's net profit before significant items and SGARA increased 4.0% to $741.5 million. Reported net profit was $438.3 million and included $397.6 million ($287.2 million after tax) of non-recurring wine review restructuring costs and a $16.0 million non-cash SGARA charge.

Earnings from Beer, Cider and Spirits increased 3.9% to $825.5 million. In Australia, beer, cider and spirits performed strongly and benefited from volume growth and ongoing consumer demand for premium and low carbohydrate beers. Outside of Australia, growth in the Middle East was strong while earnings in Asia/Pacific were similar to the prior year.

Wine earnings in the period, however, were impacted by challenging economic conditions and a collapse in consumer confidence in our key international markets. A shift away from on-premise consumption and luxury wines and higher costs of sales, reduced overall wine earnings by 7.3% to $363.9 million.

Cash flow from operating activities remains outstanding and after the payment of interest, tax, capital reinvestment in the business and dividends to shareholders, cash flow was $309.8 million.

Foster's has a robust financial position with cash balances of $133 million and conservative debt levels.

Foster's Group Limited financial results for the year ended 30 June 2009

	2009 $m	2008 $m	Change %
Net sales revenue	**4,491.1**	**4,372.7**	**2.7**
Australia, Asia and Pacific (AAP)	962.4	948.4	1.5
Americas	165.9	150.8	10.0
Europe, Middle East and Africa (EMEA)	61.1	87.3	(30.0)
Corporate	(24.4)	(47.6)	48.7
EBITS[1]	**1,165.0**	**1,138.9**	**2.3**
Net finance costs	(146.6)	(144.7)	(1.3)
Tax	(272.5)	(278.8)	2.3
Minority interests	(4.4)	(5.8)	24.1
Discontinued operations trading result after tax	-	3.6	-
Net profit after tax (before significant items and SGARA)	**741.5**	**713.2**	**4.0**
SGARA[2]	(16.0)	1.4	>(200.0)
Significant items (net of tax)	(287.2)	(602.9)	>200.0
Net profit after tax	**438.3**	**111.7**	**>200.0**

Average number of shares on issue 1,925.2 million

1 Prior to significant items and SGARA. Significant items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations.

2 SGARA refers to Self-Generating and Regenerating Assets and represents the non-cash profit or loss relating to the accounting treatment of agricultural assets. Further information can be found in AASB 141.

GROWTH

Growth – whether in sales, market share, volumes or returns, is a fundamental goal for any business.

At Foster's, we are investing across our business to leverage the best of our current assets and innovating to expand our portfolio.

Perhaps the most significant initiative for 2009 was the restructure of Foster's Australian beer and wine sales activities, completed in June 2009. While combined beer and wine capabilities in logistics, warehousing and 'back office' functions still makes sense, we concluded that at a production and sales level, these businesses will perform better as stand alone structures.

The return of Foster's Australian beer, cider and spirits business as Carlton & United Breweries (CUB) is a major shift for our business. Established in 1864, Carlton and later the 6 breweries that came together to form this iconic business, have built a reputation as great Australian brewers.

Over almost 150 years, CUB has built quality brands with favourites such as VB, Carlton and Crown. In Carlton Natural Blonde and Dry Fusion, Pure Blonde and VB Raw, the next stable of favourites is being created.



Australia's largest beer, VB returned to value growth for the June quarter – for the first time in many years. Sales are being boosted by the launch of the "the Regulars" campaign and refreshed packaging.

Another major contributor was the "Raise a Glass Appeal", a fundraising partnership between Australia's favourite beer brand, the Returned and Services League and Legacy. Built on a long, informal association between VB and the Armed Forces, VB contributed $1 from every specially labelled carton of VB stubbies sold. The brand also gave more than 1,500 kegs to hotels and clubs with proceeds donated to the Appeal. Including contributions from suppliers, customers and consumers, the Appeal raised over $1.1 million for veterans welfare.

Pure Blonde Naked Ale was introduced in October 2008 in Queensland, Australia and has now expanded into other mid strength markets. As the first beer launched as a low-carbohydrate alternative in the mid strength category, Pure Blonde Naked has been an instant success and is the low-carbohydrate, mid-strength leader.

We are investing across our business to leverage the best of our current assets and innovate to expand our portfolio.



This World War II image shows diggers from the 13th Platoon, D Company in the 2nd / 1st Machine Gun Battalion stationed in Ikingi, Egypt enjoying their VB ration in 1941.

In wine innovation, clear performance targets and increased investment support is driving the next stage of growth. We are reshaping our portfolio toward profitable and growing segments, better balancing regions and varietals and exiting non-profitable segments such as cask wine in Australia.

We are capitalising on market opportunities where they appear. The move to direct sales, marketing and distribution of our leading wine portfolio in the key Nordic markets of Norway, Sweden and Finland makes Foster's a top three wine supplier in each market. The new structure builds on the current strength of our leading wine portfolio and demonstrates our commitment to invest to drive growth in our brands and unlock value for our shareholders.

Wolf Blass Verae (a Sparkling, chilled red), Lindemans Early Harvest (extending its lower alcohol, lower calorie positioning), and Yellowglen Leila (a new sparkling Sauvignon Blanc offering) are examples of successful innovations.

Coinciding with our support of the 2009 international cricket season in England, Wolf Blass launched a new sparkling wine in the Yellow Label range with the Pinot Noir Chardonnay 2007. The campaign titled 'Vintage Performance' helped customers reap the rewards of the increased profile of our brand; and took the Wolf Blass association with cricket to a new level. As an alternative to champagne, the Yellow Label sparkling has gained listings in major UK retailers and has proved popular among consumers.



Former England Test player Darren Gough with the Wolf Blass Pinot Noir Chardonnay – Vintage Performance.

Our new French wine brand, Maison de Grand Esprit, creates a first with the fusion of old world winemaking and new world techniques from Australia. With a portfolio of 20 exceptional wines, the Maison de Grand Esprit or 'Meeting of the Minds' brand is one of the first luxury labels to source wine from multiple regions across France. A new wave of cult French winemakers in collaboration with some of Foster's leading Australian winemakers, have taken a contemporary approach to French winemaking, creating an adventure for both winemakers and wine lovers.


Vers Route des Grands Crus
Poids Lourds
vers R.N.74

Maison de Grand Esprit a French and Australian meeting of the minds.

We have created Wolf Blass Green Label to make less impact on the environment, while still delivering the same quality, taste and consistency as Wolf Blass wine in glass. Producing 29% less greenhouse gas emission, the re-usable plastic bottle (PET) is lightweight, recyclable and has been a popular addition to this leading brand.


WOLF BLASS
GREEN LABEL

Wolf Blass Green 29% less Greenhouse Gas emissions in PET.

Profitable growth in the Americas is important for our success. Our American business is currently engaging distributors to agree on strategic priorities and fundamentally change working relationships. Led by popular and high quality brands including Beringer, Chateau St. Jean, Stags' Leap and Etude, the implementation of the Wine Review outcomes coupled with changes in key leadership roles is the catalyst needed to build the platform for growth in the Americas.

EFFICIENCY

The right organisational structure, streamlined business systems and processes, and a supply chain leveraging the benefits of scale, all add up to a more efficient business.

Our new business structure reflects our key activities – making and selling drinks. Our revised organisational structure provides direct management responsibility, increased transparency and accountability, and significantly reduced complexity for our business leaders. We have built closer links between our brewers, winemakers and the consumer marketplace, more effectively balancing our supply and demand projections.


TOYOTA
TOYOTA
An integrated approach to 'making' and 'selling' drinks.

In Australia, 70% of our sales force is now in direct sales roles, up from 56% in the previous structure.

We are driving efficiencies across our production, packaging and distribution sites. Through the implementation of Continuous Improvement and other best practice programs, we are refining our processes and improving flexibility and equipment utilisation rates.


Driving efficiencies across our production, packaging and distribution sites.

A major improvement has also been our shift to greater 'feet on the street' in our sales structure. In Australia, 70% of our sales force and marketing teams are now in direct sales roles, up from 56% in the previous structure. In that context it is encouraging to see the results of the 2009 Australian Liquor Pulse Off-Premise Survey – measured across 1500 of the largest independent retailers – where Foster's sales team rated as clear number one overall.

Australian Sales and Marketing Structure



Sales
Marketing & Sales support
56%
44%
70%
30%
Old Structure
New Structure

Reducing complexity to better drive sales.

We are also simplifying our businesses processes – making it easier to do business in, and with, Foster's. Strategic partnerships that leverage our global scale have been agreed with major contracts for recruitment, and technology services negotiated in the year.

We are shifting to common, integrated information technology systems across all businesses, a major enabler for greater efficiency, monitoring, accountability and transparency. Eliminating waste makes great sense, from an environmental and business perspective. This year, we formalised our commitment to diverting waste from landfill and set clear targets for improvement for over 30 waste types that are generated from 108 operations globally.

These wastes can broadly be grouped as solid, liquid, organic and hazardous. We manage waste according to the tenets of avoid, reduce, re-use, recycle and responsibly dispose.



OPERATIONAL WASTE

Our waste reduction commitment – reduce, reuse and recycle.

We have also made solid progress in the proposed sale of non-essential US and Australia vineyards and wineries. In California, the reconfiguration of the St Helena winery is proceeding as planned with Central Coast winemaking consolidated at the Paso Robles facility. In Australia, a tender process is well underway with encouraging interest from local and international buyers.

Our global packaging capacity has been consolidated at three key sites in Napa, California, Barossa, South Australia and Karadoc, Victoria.

Also during the period, we increased in-market bottling in the UK to reduce shipping costs for commercial wine sales in the competitive UK market.



Packaging is now centralised at three global sites.

We are on track to deliver $100 million of cost savings in 2011, including major cost efficiency initiatives such as cutting corporate costs, overhead reductions in Europe and the Americas and centralisation and restructuring of marketing and sales support functions in Australia.

$100 MILLION

Foster's has committed to $100 million in cost saving in 2011.

CAPABILITY

Effective leadership, clear priorities and a commitment to health, safety and wellbeing, defines our approach to our people and capability at Foster's.

It is all part of a cultural transformation taking place across the business, one that is redefining our relationship with our people.

The appointment of new leadership to Carlton & United Breweries, the Australia and New Zealand wine business and in our wine business in the Americas was a vital step in changing the culture at Foster's. A significant renewal of our senior leadership team following the appointment of CEO, Ian Johnston in September 2008 has included 4 new recruits and 1 internal promotion.

We have also set in place integrated frameworks to develop and manage a safe and engaged workplace. They include a five year Occupational Health and Safety Strategy, a People Strategy and Code of Conduct.

These frameworks assist Foster's to set clear expectations, deliver quality feedback and link rewards to performance.

Across the business we have embedded new behaviours to deliver a high performance culture. Foster's employees have clear priorities and performance expectations. Our people expectations are aligned with our incentive structures which reflect the strategic imperatives – growth, efficiency and capability. We are focussed on capability development through increased investment in training and enhanced leadership, development and performance management.


DELIVER ON OUR PROMISES
Accountable. threeA


CREATE NEW OPPORTUNITIES
Adaptable. threeA


ACT WITH ENERGY AND URGENCY
Aggressive. threeA

Bringing our 'threeAs' to life.

Making it easier to do business

We are making it easier to do business at Foster's with a simpler organisation, new behaviours and improved systems. A major program is underway to build the capability of our information technologies and business systems. This program includes over forty individual projects designed to build the foundations in support of the business transformation and directly improve efficiencies.

ADAPTABLE, ACCOUNTABLE, AGGRESSIVE

Our threeAs

Underpinning the strategic agenda and our transformation program are the threeAs.

Foster's employees have been bringing the threeAs to life since they were launched in January 2009. The threeAs are aimed at driving behavioural change and building a high performance culture and are embedded into all of our people programs.

New recruits are introduced to the threeAs during the recruitment process, and during induction. They are a key component of Individual Performance Management, discussed in performance reviews and forming the basis of performance and development plans.

Our Enduring Values:
Committed to our People, Consumer Led, Customer Driven, Acting with Integrity, Socially Responsible.



Driving a cultural transformation across our group.


OPERATIONAL WASTE

PRODUCT STEWARDSHIP

COMMUNITY CONTRIBUTION

GOVERNANCE

Our approach

In 2008, Foster's transformed the way we communicate our sustainability programs and progress – focussing our activities around the issues that directly impact our business. Eight sustainability priorities now govern the way we organise our efforts and assess our performance. These priorities are overseen by the Foster's Leadership Team which remains the governance and decision making body, reviewing and setting the agenda and driving our sustainability performance.


Safety performance
Frequency Rate
(incidents per million hours worked)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2005
2006
2007
2008
2009
Lost Time Injury Frequency Rate
Recordable Case Injury Frequency Rate

We continue to pursue a simple goal – to produce premium quality drinks using fewer natural resources.

Our 2009 Sustainability Report will detail our performance, programs and 2010 activities on each of these priorities.

The report will be available from October online at www.fostersgroup.com


Wolf Blass winery wastewater treatment facility.

Sustainability overview

While many things are changing at Foster's, our deep commitment to effective management of our environmental and social impacts remains as strong as ever.

Our key health and safety performance indicators continued a five year positive trend in 2009 with a lower rate of lost time and recordable injury cases.


Water efficiency
Litres of water used per litre of production
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2008
2009
Beer (ex. Pacific)
Wine (ex. EMEA & viticulture)


Energy efficiency
Megajoules of energy used per litre of production
1.50
1.25
1.0
.75
.50
.25
.00
2008
2009
Beer (ex. Pacific)
Wine (ex. EMEA & viticulture)

Note: *Substantial improvements in our environmental data collection processes have necessitated restatement of previously reported numbers.*

Health and wellbeing remains a priority for our own people and our consumers and initiatives again targeted healthy living, work/life balance and responsible consumption of alcohol and continuing innovation in reduced alcohol and lower carbohydrate options.

During 2009, we invested behind initiatives to encourage responsible enjoyment of alcohol, through support for education, awareness and assistance programs. We recognise that misuse of alcohol remains a community concern and continue to invest in company wide responsible consumption programs.

We continue to pursue a simple goal – to produce premium quality drinks using fewer natural resources. The launch of a Group Environment Policy and a global environment performance database is driving improved performance. And, with energy and water costs increasing sharply, efficiency improvements are not only good for our shared natural environment, they make good business sense.

We have established baselines across our waste types, at the same time continuing to drive a decrease in the weight of packaging sold into market. Based on our first comprehensive environmental life cycle analysis in wine, we launched Wolf Blass Green Label in PET, producing 29% less greenhouse gas emissions per bottle.

We implemented a global Food, Safety and Quality manual, whilst overseeing a 16% reduction in critical consumer complaints.

And our investment in the communities where we live and work has never been stronger with direct and immediate support provided to victims of the tragic Victorian summer bushfires. Over $6.5 million was invested across our community programs with Australia's favourite beer, VB, raising over $1 million through the successful Raise a Glass Appeal to support returned Australian servicemen and women and their families.


Community investment
$ (000,000)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2007
2008
2009

While we acknowledge there is always more to be done, we are proud of our progress and our second consecutive gold rating in the international Corporate Responsibility Index.


CORPORATE
RESPONSIBILITY
INDEX 2008
Gold Star Achieved

FIVE YEAR SUMMARY

Income Statement
Net Sales Revenue
EBIT from operations
– AAP
– Americas
– EMEA
– Corporate
EBIT (Continuing Business)
Net Interest
Income Tax Expense (excluding material items)
Minority Interest
Material Items (after tax)
Discontinued Operations – trading (after tax)
Discontinued Operations – material items (after tax)
Net Profit after Tax
Net profit prior to significant items and SGARA
SGARA
SGARA (after tax)
Average Shares Outstanding (Million)
Average Dilutive Shares Outstanding (Million)
Earnings Per Share
Reported Basic Earnings Per Share (cents)
Reported Diluted Earnings Per Share (cents)
Cash Flow
EBITDAS (continuing business)
Operating cash flow
Asset sales and other
Capital expenditure
Investments
Dividend payments
Share buy-back/new issues
Outside equity interest
Net cash flow
Financial Strength
Net Debt (EOP)
Total Shareholders' Equity
Book Value Per Share ($)
Net Tangible Assets Per Share ($)
Net Debt/Equity (%)
EBITS/Interest Paid cover (times)
Shareholder Returns
Dividend (Cents Per Share)
Dividend Cover (Times)
Franking (%)
Return on Equity (%)
Share Prices ($)
– Close
– Year High
– Year Low

2005	2006	2007	2008	2009
3,322.2	4,350.9	4,555.2	4,372.7	**4,491.1**
	800.2	831.2	949.9	**940.2**
	255.3	254.9	151.2	**166.2**
	68.9	82.2	87.3	**61.1**
	(58.7)	(51.5)	(47.6)	**(24.4)**
729.2	1,065.7	1,116.8	1,140.8	**1,143.1**
(81.0)	(243.3)	(187.1)	(144.7)	**(146.6)**
(208.6)	(248.1)	(260.7)	(279.3)	**(266.6)**
(5.3)	(3.6)	(3.7)	(5.8)	**(4.4)**
(25.8)	(66.4)	107.8	(605.8)	**(287.2)**
85.3	37.2	23.4	3.6	**-**
426.1	624.7	169.7	2.9	**-**
919.9	**1,166.2**	**966.2**	**111.7**	**438.3**
531.8	612.9	716.0	713.2	**741.5**
(17.7)	(7.1)	(38.0)	1.9	**(21.9)**
(12.2)	(5.0)	(27.3)	1.4	**(16.0)**
1,998.8	2,012.2	2,012.7	1,937.3	**1,923.3**
1,999.6	2,012.2	2,013.5	1,938.3	**1,925.2**
26.6	30.5	35.6	36.8	**38.5**
46.0	58.0	48.0	5.8	**22.8**
46.0	58.0	48.0	5.8	**22.8**
880.0	1,216.7	1,305.7	1,306.5	**1,345.0**
523.4	835.2	747.3	669.9	**884.9**
1,038.9	828.3	770.4	92.1	**9.4**
(239.9)	(284.9)	(195.2)	(139.3)	**(162.6)**
(3,113.3)	(206.3)	(1.4)	-	**-**
(300.3)	(332.9)	(620.2)	(601.9)	**(476.2)**
(146.5)	3.3	(124.6)	(180.3)	**(2.5)**
(6.3)	(1.8)	(3.1)	(0.7)	**-**
(2,244.0)	**840.9**	**573.2**	**(160.2)**	**253.0**
4,236.6	3,499.2	2,568.6	2,402.7	**2,611.4**
3,707.2	4,481.7	4,633.2	3,850.7	**3,757.4**
1.8	2.2	2.3	2.0	**1.9**
-	0.4	0.6	0.6	**0.5**
114.3	78.1	55.4	62.4	**69.5**
9.2	4.4	6.2	7.9	**7.9**
20.00	21.50	23.75	26.25	**27.25**
2.3	2.7	2.0	0.2	**0.8**
100.0	100.0	100.0	100.0	**100.0**
24.8	26.0	20.9	2.9	**11.7**
5.32	5.47	6.38	5.07	**5.15**
5.88	5.98	7.14	6.90	**6.17**
4.56	4.56	5.26	4.82	**4.26**

1. Prior to significant items and SGARA

BOARD OF DIRECTORS

David A Crawford
AO, B.Com., LLB, FCA, FCPA

1 Member of the Board since August 2001 and Chairman since November 2007. He is an independent Director. Mr Crawford has extensive experience in risk management and business reorganisation, having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson. Mr Crawford is Chairman of Lend Lease Corporation Limited and is a Director of BHP Billiton Limited. Until December 2007, Mr Crawford was a Director of Westpac Banking Corporation. Mr Crawford is the Chairperson of the Succession Committee and a member of the Human Resources Committee.

Ian D Johnston
B.Com.

2 Member of the Board since September 2007 and Chief Executive Officer since September 2008. Mr Johnston has extensive experience in the international food and beverage industry with Unilever in Australia, Canada and Europe and Cadbury Schweppes in Australia and the UK. Prior to his retirement in 2000, he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London. Since leaving Cadbury Schweppes, Mr Johnston has advised a broad group of private companies and was briefly a non-executive Director of Coles Group Limited in 2001. Mr Johnston is a Director of Goodman Fielder Limited.

M Lyndsey Cattermole
AM, B.Sc., FACS

3 Member of the Board since October 1999. She is an independent Director. Mrs Cattermole has extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She has also held a number of significant appointments to government, hospital and research boards and committees. Mrs Cattermole is a Director of Tattersall's Limited. Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.


1


2


3

New leadership is in place across the Group, driving the integration of production and sales functions in each region.


4


5


6

Paul A Clinton

Business Administration DipIT

4 Member of the Board since March 2008. He is an independent Director. Mr Clinton has extensive experience with distribution systems in the United States and Canada. From 1988 he held a number of senior roles with the Diageo Group, and its predecessors, culminating in 2000 with his appointment as President and CEO of Diageo North America. Prior to his retirement in 2003, Mr Clinton also sat on the Board of Directors of the Distilled Spirits Council of the United States. Mr Clinton is a member of the Risk and Compliance Committee.

Max G Ould

B.Ec.

5 Member of the Board since February 2004. He is an independent Director. Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a Director of AGL Energy Limited, Pacific Brands Limited and Chairman of Goodman Fielder Limited. Until October 2006, Mr Ould was a Director of the Australian Gas Light Company. Mr Ould is the Chairperson of the Human Resources Committee and a member of the Succession Committee and the Audit Committee.

Michael J Ullmer

BSc(Maths) (Hons), FCA, SF Fin

6 Member of the Board since July 2008. He is an independent Director. Mr Ullmer has strategic, financial and management experience developed over a 30 year career in international banking and finance. He is a former Finance Director of the National Australia Bank and is now the Bank's Deputy Group Chief Executive Officer. From 1982 until 1992 Mr Ullmer worked with KPMG in London, the US and Australia and then joined Coopers and Lybrand to lead their Asia Pacific Financial Services Group. In 1997 he joined the Commonwealth Bank of Australia as Group Chief Financial Officer and then Group Executive with responsibility for Institutional and Business Banking. Mr Ullmer is the Chairperson of the Audit Committee and a member of the Risk and Compliance Committee.

2009 REMUNERATION OVERVIEW

Non-executive Directors
DA Crawford – Chairman
ML Cattermole – Non-executive Director
PA Clinton – Non-executive Director
MG Ould – Non-executive Director
MJ Ullmer – Non-executive Director
Former Non-executive Directors
GW McGregor – Non-Executive Director
Executive Director
ID Johnston – Chief Executive Officer
Former Executive Director
TL O'Hoy – Chief Executive Officer
Sub-total of Directors
Other Key Management Personnel
S Brauer – Managing Director, Foster's Americas
MP Brooks – Chief Supply Officer
PR Jackson – Managing Director, Foster's EMEA
AJ Leyden – Chief Information Officer
AR McKay – Chief Financial Officer
SM Smith – Chief Human Resources Officer
A Stevens – Managing Director, Carlton & United Breweries
Sub-total of other Key Management Personnel
Former Key Management Personnel
DL Bortolussi – Chief Strategy Officer
MM Hudson – Chief Legal Officer & Company Secretary
J Odell – Managing Director, Foster's Australia, Asia and Pacific
S Weiss – Managing Director, Foster's Americas
Total – Directors and Key Management Personnel

Short-term benefits $	Share-based payment $	Post-employment benefits $	Total $
368,003	67,425	38,745	474,173
173,626	39,000	-	212,626
307,334	-	21,418	328,752
155,473	44,950	17,482	217,905
171,670	22,475	16,999	211,144
38,616	7,250	19,828	65,694
2,483,539	685,291	86,139	3,254,969
26,121	19,256	14,734	60,111
3,724,383	**885,647**	**215,345**	**4,825,375**
141,619	-	5,269	146,888
606,727	384,187	100,000	1,090,914
512,924	238,341	88,803	840,068
160,686	90,920	8,746	260,352
757,632	343,657	50,000	1,151,289
453,755	216,248	50,000	720,004
590,227	36,438	25,915	652,581
3,223,570	**1,309,791**	**328,733**	**4,862,095**
409,548	291,546	45,833	746,927
649,688	383,108	722,064	1,754,860
320,541	242,226	880,682	1,443,449
426,979	215,221	780,536	1,422,736
8,754,708	**3,327,539**	**2,973,195**	**15,055,441**

REMUNERATION OVERVIEW

Foster's aims to attract and retain high-calibre Executives and Directors. Remuneration strategies and policies are targeted to motivate Foster's people to pursue long-term corporate growth and success, and demonstrate a clear relationship between executive performance and remuneration.

A detailed annual Remuneration Report and copies of policies and codes mentioned below are available from Foster's website at: **www.fostersgroup.com**. Details of the short-term, share-based, post-employment and termination benefits for executives and Directors are summarised in the remuneration overview table on page 20–21 of this review.

Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of cash fees, superannuation and equity. They do not participate in the Company's incentive plans. Until recently, non-executive Directors applied at least 20 per cent of their base Board fee to purchase shares in the Company.

Executive remuneration policy and structure

Foster's executive remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. Policies and practices are benchmarked using information and advice from external independent consultants.

Remuneration packages are structured to ensure a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. The Board also considers it important that executives have ongoing share ownership in the Company, supported by participation in the Company's employee share plans.

Fixed remuneration

The level of fixed remuneration for executives is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed through the Company's Individual Performance Management program.

Short Term Incentive Plan

All executives participate in Foster's Senior Management Short Term Incentive Plan, which encourages executives to meet their own individual performance targets while supporting broader business objectives. The measures used to assess business performance may vary each year, depending on business objectives.

Long Term Incentive Plan

The Foster's Long Term Incentive Plan is designed to reward executives for delivering long-term shareholder returns. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if performance standards are met. The performance standard is measured by Total Shareholder Return (TSR) relative to a number of peer companies. Recent offers have been split into three tranches measured over one, two and three years, and weighted 20 per cent, 20 per cent and 60 per cent respectively. Any shares issued in relation to the one or two-year tranches do not vest until the final three-year performance period has elapsed. The plan is currently under review and will most likely change before the next offer in late 2009.

Anti-hedging policy

In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the Long Term Incentive Plan or any other share-based incentive plans.

Foster's Employee Share Grant Plan

Employees who are eligible to participate in the Foster's Employee Share Grant Plan may receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

Chief Executive Officer's remuneration

The remuneration of the Chief Executive Officer, Ian Johnston, is outlined on page 20–21.

GOVERNANCE OVERVIEW

Foster's is committed to delivering best practice in corporate governance and transparency in reporting. A detailed Corporate Governance Statement and copies of supporting policies and codes are available from www.fostersgroup.com

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board seeks to optimise company performance and shareholder value and ensure the Company recognises its legal and stakeholder obligations. The Board, comprising a majority of independent non-executive Directors, appoints the Chief Executive Officer, and ratifies the appointment of members of the Foster's Leadership Team.

Board composition and succession

The composition, size and commitment of the Board is reviewed regularly, with desired competencies, expertise and qualifications decided by the Board's Succession Committee. External consultants conduct a review of the effectiveness of the Board, its Committees and Directors at least every two years. The external review was conducted prior to 30 June 2009.

Code of Conduct

Foster's has a Code of Conduct that commits its Directors, employees, contractors and consultants to not only comply with the law, but to conduct business in accordance with the highest ethical conduct.

Share Trading Policy

Foster's Share Trading Policy prohibits insider trading in accordance with the Corporations Act and prescribes certain requirements for dealing in Company Shares. The policy applies to all Directors and employees of Foster's.

No Director or member of the Foster's Leadership Team may enter into a margin loan or similar funding arrangement to acquire any Company Shares.

Whistleblower Policy

The Whistleblower Policy encourages all employees to report any matter or behaviour that may contravene the Code of Conduct, Foster's policies or the law. It provides that all reports will be thoroughly investigated and that, where applicable, feedback as to the outcome of the investigation will be provided to the person making the report. Any person who makes a report will not be discriminated against or disadvantaged in their employment with the Group.

Corporate Sustainability

Foster's adopts an integrated approach to corporate sustainability. The Group is committed to continuously improving its business practices to maximise positive and minimise negative social, environmental and economic impacts. This enhances employee engagement and retention, supports corporate reputation, manages risk and protects the social licence to operate.

Integrity in financial reporting

The Chief Executive Officer and Chief Financial Officer provide a written declaration to the Board that the Company's financial records have been properly maintained, and that the Company's financial statements and notes give a true and fair view and comply with the accounting standards. Their declaration is founded on a sound system of risk management and internal control which is operating effectively in all material respects in relation to financial reporting risks. Foster's financial statements are audited by an independent external auditor.

Timely and balanced disclosure

Foster's Disclosure Policy details the procedures and requirements expected of all employees relating to the Company's compliance with disclosure obligations under the ASX Listing Rules and the Corporations Act. Foster's website contains recent ASX announcements, Annual Reports, financial report announcements, relevant speeches and support material provided to the media and investment market.

Managing risk

Foster's operates an enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business.

Political donations

The Company will not make any donation, whether in cash or kind, to any political party or organisation, politician or candidate for public office in any country in which it operates.

Compliance with recommendations in the ASX best practice guidelines

Foster's has complied with all ASX guidelines during the reporting period.

INFORMATION & CONTACTS

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Wednesday 21 October 2009, at 10:30am at the Plaza Ballroom, Brisbane Convention and Exhibition Centre, Corner of Merivale & Glenelg Streets, South Bank, Queensland, Australia.

Internet

www.fostersgroup.com

2009 Business Review

This Business Review has been prepared as a general business overview and does not, and should not be expected to, provide a detailed understanding of Foster's Group Limited's financial performance, financial position or financing and investing activities. Financial commentary within this review has been derived from the Foster's Group Limited Annual Report for the year ended 30 June 2009.

A copy of the Foster's Group Limited Annual Report is available from the Foster's website at: www.fostersgroup.com or please contact: investor.relations@fostersgroup.com or the registered office via the address details provided.

Registered Office

Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia

Tel +61 3 8626 2000
Fax +61 3 8626 2002

Carlton and United Breweries
Wine, Australia and
New Zealand
Wine, Asia

Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia

Tel +61 3 8626 2000
Fax +61 3 8626 2002

Foster's Americas

600 Airpark Road
P.O. Box 4500
NAPA California 94558
United States of America

Tel +1 707 259 4500
Fax +1 707 259 4542

Foster's Europe, Middle East and Africa

Regal House,
70 London Road
Twickenham, Middlesex
TW1 3QS
United Kingdom

Tel +44 20 8843 8400
Fax +44 20 8843 8401



Foster's Annual Report 2009 is available from the Foster's website **www.fostersgroup.com**

Foster's Sustainability Report 2009 will be available from the Foster's website in October 2009. **www.fostersgroup.com**

Foster's Group Limited
ABN 49 007 620 886

FOSTER'S BRANDS

Beer
Abbotsford Invalid Stout
Asahi*
Belle-Vue*
Carlsberg*
Carlton
Cascade
Corona*
Crown
Fiji Range
Foster's Lager
Harp Lager*
Hoegaarden*
KB Lager
Kent Old Brown
Kronenbourg 1664*
Leffe*
Matilda Bay
Melbourne Bitter
Newcastle Brown Ale*
NT Draught
Power's
Pure Blonde
Resch's
Shanghai Lager
Sheafs Stout*
Stella Artois*
Vailima
VB

Cider
Bulmers Original*
Mercury*
Strongbow*

Non-alcohol
Cascade
Cottonwood Valley Water
Delite Mineral Water
Flavo's
Perrier Water*
Real Juice
Torquay
Vittel*

Spirits / pre-mix
100 Pipers*
Akropolis Oyzo*
Barossa Brandy
Boomerang Vodka (US only)
Bounty
Chateau Napoleon*
Cinzano Spirit*
Continental Liquers
Cougar*
Coyote Tequila*
Czarina Vodka
Dalmore 12yo Whiskey*
Karloff*
Old Oak Brandy*
Prince Albert Gin*
Ratu's Rum*
Regal
SKYY*
The Black Douglas*

Wine
Andrew Garrett
Angel Cove
Annie's Lane
Beringer
Bohemian Highway
Campanile
Cartwheel
Castello di Gabbiano
Cellar no. 8
Chateau St Jean
Coldstream Hills
Devils Lair
Etude
Festival '34
Fifth Leg
Fishers Circle
Fonseca Port*
Fortitude
Great Western
Greg Norman Estates
Half Mile Creek
Heemskerk
Ingoldby
Jamiesons Run
Killawarra
Leo Buring
Lindemans
Maglieri
Maison de Grande Esprit
Matthew Lang
Matua Valley
Meridian
Metala
Mildara
Minchinbury
Penfolds
Pepperjack
Queen Adelaide
Riccadonna*
Robertsons Well
Rosemount
Rothbury Estate
Rouge Homme
Saltram
Sbragia Family
Seaview
Secret Stone
Seppelt
Souverain
St Clement
St Huberts
Stags' Leap
T'Gallant
Taylor's Port
Taz
The Little Penguin
Twotone Farms
Wattle Creek
Wolf Blass
Wynns Coonawarra Estate
Yarra Ridge
Yellowglen

Responsible Enjoyment of Alcohol
What is a standard drink?

Enjoy Responsibly


1.4

BEER
375ML
4.8% ALC./VOL


1.6

WINE
150ML
14.5% ALC./VOL


1.5

RTD
375ML
5.0% ALC./VOL

*Produced, imported or distributed by Foster's in Australia


WOLF BLASS
VB
BERINGER
CARLTON DRAUGHT
Penfolds
Crown

FOSTER'S BRANDS 2009

Beer
Abbotsford Invalid Stout
Asahi*
Belle-Vue*
Carlsberg*
Carlton
Cascade
Corona*
Crown
Fiji Range
Foster's Lager
Harp Lager*
Hoegaarden*
KB Lager
Kent Old Brown
Kronenbourg 1664*
Leffe*
Matilda Bay
Melbourne Bitter
Newcastle Brown Ale*
NT Draught
Power's
Pure Blonde
Resch's
Shanghai Lager
Sheafs Stout*
Stella Artois*
Vailima
VB

Non-alcohol
Cascade
Cottonwood Valley Water
Delite Mineral Water
Flavo's
Perrier Water*
Real Juice
Torquay
Vittel*

Spirits / pre-mix
100 Pipers*
Akropolis Oyzo*
Barossa Brandy
Boomerang Vodka (US only)
Bounty
Chateau Napoleon*
Cinzano Spirit*
Continental Liquers
Cougar*
Coyote Tequila*
Czarina Vodka
Dalmore 12yo Whiskey*
Karloff*
Old Oak Brandy*
Prince Albert Gin*
Ratu's Rum*
Regal
SKYY*
The Black Douglas*

Cider
Bulmers Original*
Mercury*
Strongbow*

FOSTER'S GROUP

Wine

- Andrew Garrett
- Angel Cove
- Annie's Lane
- Beringer
- Bohemian Highway
- Campanile
- Cartwheel
- Castello di Gabbiano
- Cellar no. 8
- Chateau St Jean
- Coldstream Hills
- Devils Lair
- Etude
- Festival '34
- Fifth Leg
- Fishers Circle
- Fonseca Port*
- Fortitude
- Great Western
- Greg Norman Estates
- Half Mile Creek
- Heemskerk
- Ingoldby
- Jamiesons Run
- Killawarra
- Leo Buring
- Lindemans
- Maglieri
- Maison de Grande Esprit
- Matthew Lang
- Matua Valley
- Meridian
- Metala
- Mildara
- Minchinbury
- Penfolds
- Pepperjack
- Queen Adelaide
- Riccadonna*
- Robertsons Well
- Rosemount
- Rothbury Estate
- Rouge Homme
- Saltram
- Sbragia Family
- Seaview
- Secret Stone
- Seppelt
- Souverain
- St Clement
- St Huberts
- Stags' Leap
- T'Gallant
- Taylor's Port
- Taz
- The Little Penguin
- Twotone Farms
- Wattle Creek
- Wolf Blass
- Wynns Coonawarra Estate
- Yarra Ridge
- Yellowglen

*Produced, imported or distributed by Foster's in Australia

Responsible Enjoyment of Alcohol

What is a standard drink?

Enjoy Responsibly

BEER	WINE	RTD
1.4	1.6	1.5
375ML	150ML	375ML
4.8% ALC./VOL	14.5% ALC./VOL	5.0% ALC./VOL

Enjoy Responsibly




Matilda Bay


ROSEMOUNT


F


L
LINDEMANS


CASCADE


CHATEAU ST JEAN


FSC
Recycled
Supporting responsible use of forest resources
www.fsc.org Cert no. SGS-COC-006603
© 1996 Forest Stewardship Council
100%


ISO 14001
PCF
process chlorine free
made carbon neutral


GREENHOUSE CHALLENGE PLUS

www.fostersgroup.com